UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025

or

Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from   to

Commission File Number: 001-34025

INTREPID POTASH, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**26-1501877**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
707 17th Street, Suite 4200	
Denver,	
Colorado	**80202**
(Address of principal executive offices)	(Zip Code)

(303) 296-3006
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	IPI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non‑accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 30, 2025, the last trading day of the registrant's most recently completed second fiscal quarter, of $35.73 per share as reported on the New York Stock Exchange was $460 million. Shares of common stock held by each director and executive officer and by each person who owns 10% or more of the registrant's outstanding common stock and is believed by the registrant to be in a control position were excluded. The determination of affiliate status for this purpose is not a conclusive determination of affiliate status for any other purposes.

As of February 28, 2026, the registrant had 13,406,913 shares of common stock, par value $0.001, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this report is incorporated by reference from portions of the registrant's definitive proxy statement relating to its 2026 annual meeting of stockholders to be filed within 120 days after December 31, 2025.

INTREPID POTASH, INC.

TABLE OF CONTENTS

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PART I

Unless the context otherwise requires, the following definitions apply throughout this Annual Report on Form 10-K (the "Annual Report"):

- "Intrepid," "our," "we," or "us" means Intrepid Potash, Inc. and its consolidated subsidiaries.

- "East," "North," and "HB" mean our three operating facilities in Carlsbad, New Mexico. "Moab" means our operating facility in Moab, Utah. "Wendover" means our operating facility in Wendover, Utah. "West" means our previous operating facility in Carlsbad, New Mexico, which has been in care-and-maintenance since mid-2016. "Intrepid South" refers to certain land, water rights, and other related assets in southeast New Mexico. You can find more information about our facilities in Item 2 of this Annual Report.

- "Ton" means a short ton, or a measurement of mass equal to 2,000 pounds.

To supplement our consolidated financial statements, which are presented in this Annual Report and are prepared and presented in accordance with generally accepted accounting principles ("GAAP"), we use "average net realized sales price per ton," which is a non-GAAP financial measure to monitor and evaluate our performance. You can find more information about average net realized sales price per ton, including a reconciliation of this measure to the most comparable GAAP measure, in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Non-GAAP Financial Measure."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act of 1933, as amended. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements in this Annual Report other than statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, statements about, among other things, our future results of operations and financial position, our business strategy and plans, and our objectives for future operations. In some cases, you can identify these statements by forward-looking words, such as "estimate," "expect," "anticipate," "project," "plan," "intend," "believe," "forecast," "foresee," "likely," "may," "should," "goal," "target," "might," "will," "could," "predict," and "continue." Forward-looking statements are only predictions based on our current knowledge, expectations, and projections about future events.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including the following:

- changes in the price, demand, or supply of our products and services;
- challenges and legal proceedings related to our water rights;
- our ability to successfully identify and implement any opportunities to grow our business whether through expanded sales of water, Trio®, byproducts, and other non-potassium related products or other revenue diversification activities;
- the costs of, and our ability to successfully execute, any strategic projects;
- declines or changes in agricultural production or fertilizer application rates;
- declines in the use of potassium-related products or water by oil and gas companies in their drilling operations;
- our ability to prevail in outstanding legal proceedings;
- our ability to comply with the terms of our revolving credit facility, including the underlying covenants;
- write-downs of the carrying value of our assets, including inventories;
- circumstances that disrupt or limit production, including operational difficulties or variances, geological or geotechnical variances, equipment failures, environmental hazards, and other unexpected events or problems;
- changes in reserve estimates;
- currency fluctuations;
- adverse changes in economic conditions or credit markets;

- the impact of governmental regulations, including environmental and mining regulations, the enforcement of those regulations, and governmental policy changes;

- adverse weather events, including events affecting precipitation and evaporation rates at our solar solution mines;

- increased labor costs or difficulties in hiring and retaining qualified employees and contractors, including workers with mining, mineral processing, or construction expertise;

- changes in the prices of raw materials, including chemicals, natural gas, and power;

- our ability to obtain and maintain any necessary governmental permits or leases relating to current or future operations;

- interruptions in rail or truck transportation services, or fluctuations in the costs of these services;

- our ability to fund necessary capital investments;

- the impact of global health issues, geopolitical conflicts and tensions, and other global disruptions on our business, operations, liquidity, financial condition and results of operations; and

- the other risks, uncertainties, and assumptions described in Item 1A. Risk Factors in this Annual Report.

In addition, new risks emerge from time to time. It is not possible for our management to predict all risks that may cause actual results to differ materially from those contained in any forward-looking statements we may make.

In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in these forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, except as required by law.

ITEM 1. BUSINESS

General

We are a diversified mineral company that delivers potassium, magnesium, sulfur, salt, and water products essential for customer success in agriculture, animal feed and the oil and gas industry. We are the only U.S. producer of muriate of potash (sometimes referred to as potassium chloride or potash), which is applied as an essential nutrient for healthy crop development, utilized in several industrial applications, and used as an ingredient in animal feed. In addition, we produce a specialty fertilizer, Trio®, which delivers three key nutrients, potassium, magnesium, and sulfur, in a single particle. We also provide water, magnesium chloride, brine, and various oilfield products and services.

Our extraction and production operations are conducted entirely in the continental U.S. We produce potash from three solution mining facilities: our HB solution mine in Carlsbad, New Mexico, our solution mine in Moab, Utah, and our brine recovery mine in Wendover, Utah. We also operate our North compaction facility in Carlsbad, New Mexico, which compacts and granulates product from the HB mine. We produce Trio® from our conventional underground East mine in Carlsbad, New Mexico.

We also have certain land, water rights, federal grazing leases, and other related assets in southeast New Mexico. We refer to these assets and operations as "Intrepid South." Our Intrepid South property generates revenue from sales of various oilfield related products and services, including but not limited to, water, brine, surface use and right-of-way agreements, a produced water royalty agreement, and caliche.

Our principal offices are located at 707 17th Street, Suite 4200, Denver, Colorado 80202, and our telephone number is (303) 296-3006. Intrepid was incorporated in Delaware in 2007.

Our Products and Services

Our three primary products are potash, Trio®, and water. We also sell salt, magnesium chloride, brines, and water that are derived as part of our mining processes. Product sales as a percentage of total sales for the last three years were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Potash	39 %	39 %	47 %
Trio®	48 %	41 %	35 %
Water	1 %	5 %	5 %
Salt	4 %	5 %	4 %
Magnesium Chloride	2 %	2 %	3 %
Brines	4 %	5 %	3 %
Other	2 %	3 %	3 %
Total	100 %	100 %	100 %

Potash

We sell potash into three primary markets: the agricultural market as a fertilizer input, the animal feed market as a nutrient supplement, and the industrial market as a component in drilling and fracturing fluids for oil and gas wells and an input to other industrial processes. Potash is sold in different product sizes, such as granular, standard, and fine standard. The agricultural market predominately uses granular-sized potash, while the industrial and animal feed markets mostly use standard- and fine standard-sized product. We have the flexibility to produce all of our product in a granular form, which decreases our dependence on sales of any one particular size of potash and any particular market.

We manage sales and marketing operations centrally. This allows us to evaluate the product needs of our customers and then centrally determine which of our production facilities is best suited, typically based on geographic location, to use to fill customer orders in a manner designed to realize the highest average net realized sales price per ton. Average net realized sales price per ton is a non-GAAP measure that we calculate as sales less byproduct sales and freight costs and then divided by product sales tons. We also monitor product inventory levels and overall production costs centrally.

During 2025, we supplied approximately 0.5% of global annual potassium consumption and approximately 4.0% of the U.S.'s annual potassium consumption. Substantially all of our potash is sold in the U.S. Our domestic potash sales are geographically concentrated in the central and western U.S. Weather, planting conditions and farmer economics all affect fertilizer sales. For more information, please see "Seasonality."

Trio®

Trio® is our specialty fertilizer that is low in chloride and delivers potassium, sulfur, and magnesium in a single particle. This unique combination of nutrients makes Trio® an attractive fertilizer across diverse crops and geographies. We produce Trio® in premium, granular, standard, and fine standard sizes for sale both domestically and internationally.

Oilfield Solutions

Oil and gas activity and development in southeast New Mexico drives demand for our water and other oilfield related products and services.

We have permitted, licensed, declared and partially adjudicated water rights in New Mexico under which we sell water primarily for industrial uses in the oil and gas services industry.

In May 2019, we acquired Intrepid South, from which we sell products and services to support oil and gas development in the Permian Basin in southeast New Mexico. Our other oilfield related products and service offerings include, but are not limited to, caliche, right-of-way agreements, surface damages and easements, and a produced water royalty. Due to the strategic location of Intrepid South, part of our long-term operating strategy is selling small parcels of land, including restricted use agreements of surface or subsurface rights, to customers, where such sales provide a solution to a customer's operations in the oil and gas industry.

Byproducts

We also sell salt, magnesium chloride, and brines that are derived as part of our mining processes. Our salt is used in a variety of markets including animal feed, industrial applications, pool salt, and the treatment of roads and walkways for ice melting or to manage road conditions. Magnesium chloride is typically used as a road treatment agent for both deicing and dedusting. Our brines contain salt and potassium and are used primarily by the oil and gas industry to support well workover and completion activities. Sales of byproducts are accounted for within the segment that produced the byproduct. In each of the last three years, the potash segment accounted for the majority of our byproduct sales.

The brine at our Wendover facility also contains lithium and in 2025, we entered into a Joint Development Agreement (the "JDA") with Aquatech International, LLC ("Aquatech") and Adionics to pursue the potential development of a 5,000 metric tonne lithium extraction facility using the post-process brine at our Wendover facility. For more information see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Significant Business Trends and Activities."

Production Facilities

We produce potash from three solar evaporation solution mining facilities: our HB solution mine in Carlsbad, New Mexico, our solution mine in Moab, Utah, and our brine recovery mine in Wendover, Utah. We also operate our North compaction facility in Carlsbad, New Mexico, which compacts and granulates product from the HB mine. Solution mining is a process by which potash is extracted from mineralized beds by injecting a salt-saturated brine into a potash ore body and recovering a brine that contains potash and other minerals. The brine is brought to the surface for mineral recovery through solar evaporation. For solar evaporation, the brine is placed in ponds and solar energy is used to evaporate water thus crystallizing out the potash and minerals contained in the brine. The resulting mineral evaporites are then processed to separate the minerals for sale. Solution mining does not require employees or machines to be underground.

We produce Trio® from our conventional underground East mine in Carlsbad, New Mexico. A conventional underground mine uses a mechanical method of extracting minerals from underground. Underground mining consists of multiple shafts or entry points and a network of tunnels to provide access to minerals and conveyance systems to transport materials to the surface. Underground mining machines are used to remove the ore and a series of pillars are left behind to provide the appropriate level of ground support to ensure safe access and mining.

We have a current estimated annual designed productive capacity of approximately 365,000 tons of potash from our solar evaporation solution mines. We also have an estimated annual designed productive capacity of 400,000 tons of Trio®.

Our annual production rates for potash and Trio® are less than our estimated productive capacity. Actual production is affected by operating rates, the grade of ore mined, recoveries, mining rates, evaporation rates, product pricing, product demand, and the amount of development work that we perform. Therefore, as with other producers in our industry, our production results tend to be lower than reported productive capacity.

We also have water pipelines and reservoir ponds that we use to deliver water to our New Mexico facilities and to customers.

Industry Overview

Potash and Trio®

Fertilizer serves a fundamental role in global agriculture by providing essential crop nutrients that help sustain both crop yield and quality. The three primary nutrients required for plant growth are nitrogen, phosphate, and potassium. There are no known substitutes for these nutrients. A proper balance of each of the three nutrients is necessary to maximize their effectiveness in crop growth. Potassium helps regulate plants' physiological functions and improves plant durability, providing crops with protection from drought, disease, parasites, and cold weather. Unlike nitrogen and phosphate, the potassium contained in naturally occurring potash does not require additional chemical conversion to be used as a plant nutrient.

In addition to the primary nutrients, which are required in the greatest quantities in crop nutrition, important secondary nutrients such as sulfur and magnesium are also essential in crop nutrition. Intrepid's Trio® product contains the primary nutrient potassium and two secondary nutrients, sulfur, and magnesium.

Historically, population growth and global economic conditions drive long-term global fertilizer demand. Sustained per capita income growth and agricultural policies in the developing world and other geopolitical factors, such as temporary disruptions in fertilizer trade related to government intervention and changes in the buying patterns of key fertilizer consuming countries, also affect global fertilizer demand. Annual demand variations are affected by planted acreage, agricultural commodity yields and prices, inventories of grains and oilseeds, application rates of fertilizer, weather patterns, and farm sector income. Volatility in agricultural commodity prices may impact farmer fertilizer buying decisions. We expect these key variables to continue to have an impact on global fertilizer demand for the foreseeable future.

Nameplate production capacities that exceed demand historically shape the world potash market. A few potash companies have controlled a significant portion of this capacity, which was magnified in early 2018 with the merger of two Canadian producers. Generally, these larger producers have managed production levels to approximate world demand. The world potash market experienced a significant decrease in production rates in 2022 due to sanctions on Belarusian potash and Russia's invasion of Ukraine. In 2022, global production decreased to approximately 61.1 million metric tonnes, compared to record production of approximately 71 million metric tonnes in 2021. Between 2022 and 2025, global production increased in each subsequent year with 2025 production of approximately 74 million metric tonnes, increasing to a projected 76 million metric tonnes in 2026. These increases are primarily driven by higher production in Belarus, Russia, Canada, and Laos. As global production rates continue to increase, with BHP Group Limited's large-scale Jansen potash project expected to come online in mid-2027 in Canada, potash pricing will likely depend on the larger producers' ability to continue to manage the supply and demand balance through decreased utilization rates.

The volume of potash imports to the U.S. further impacts the potash market. A change in the volume of imports could result in a material change to potash prices in the U.S. In 2022, the U.S. imposed sanctions on Belarusian potash imports, although in December 2025, the U.S. lifted these sanctions. Belarusian potash historically accounted for approximately 7% of annual demand in the U.S., although the overall impact of the removal of sanctions and Belarusian imports to the U.S. potash market remains uncertain.

The world's potash production is heavily focused on a few producers within a handful of countries. Twenty commercial potash deposits produce almost all of the world's potash. According to S&P Global Commodity Insights and data published by potash mining companies, six potash producing countries accounted for approximately 88% of the world's aggregate potash production and nine potash producing countries supplied approximately 93% of the world's potash production in 2025. Two major Canadian producers participate in the Canpotex marketing group that supplied approximately 29% of global potash production in 2025. Russia accounted for 21% and Belarus accounted for 14% of global potash production in 2025.

Oilfield Solutions

The most productive region in the U.S. for oil production is the Permian Basin, which spans from west Texas to southeastern New Mexico. The majority of oil and gas wells drilled in the U.S., including the Permian Basin, are hydraulically fractured horizontal wells, which account for the record amount of fossil fuels produced in the U.S. in recent years. The use of horizontal drilling in oil and gas production allows a well to remain in contact with the targeted formation thereby increasing production compared to vertically drilled wells. Horizontal drilling has resulted in longer wells, with some horizontal drilling sections reaching several miles long.

The increase in horizontal drilling has resulted in an increase in the use of water with a single hydraulically fracked well potentially using millions of gallons of water. In the frac process, water and sand are used to move proppant and other frac additives into the targeted rock formation. Pipelines transport most water used in fracking to the frac site, where it is stored in ponds or storage tanks.

In recent years, many operators have switched from using fresh water to using more recycled/produced water when completing wells. We believe this change is due to water conservation efforts, a move towards more environmentally friendly operations, an increase in the amount of produced water available for fracking, and an increasing in water recycling infrastructure. By recycling and using produced water, operators are able to reduce fresh water purchases and decrease the cost of transporting and disposing of produced water into disposal wells.

Competition and Competitive Strategy

We sell our potash and Trio® into commodity markets in which delivered price and the ability to timely deliver high quality products are essential. We are a competitive producer in the industry because of our ability to timely deliver high quality potash and Trio® products with specific particle sizes and with specific potassium oxide contents. In the potash market, we compete with larger Canadian potash producers and, to a lesser extent, producers located in Russia, Chile, Germany, and Israel. For Trio®, we compete with one other producer of langbeinite as well as producers of other specialty nutrients and blended products. The competitive market for our water resources includes other water right holders, which include companies, farmers, and ranchers operating in or near the Permian Basin in New Mexico and suppliers of produced and recycled water.

Some of our direct and potential competitors may have significant advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with current or potential customers, significantly greater financial, marketing and other resources, ownership of more diverse assets and products, and/or access to less expensive mining assets, any of which could allow them to respond more quickly to new or changing opportunities.

Our competitive strategy is focused on the following:

- *Maximizing potash gross margin and optimizing potash production.* All of our potash production comes from solar solution mines, which carry fewer fixed costs than conventional potash mines. Our per-ton costs are lower for solution mining than conventional mining as solar solution mining requires less labor, energy, and equipment. Additionally, we are advantageously located close to the markets we serve, with the North American market demand being significantly larger than our production capacity; therefore, we are able to selectively participate in the markets that we believe will provide the highest average net realized sales price per ton. We also maximize our gross margin by leveraging our freight advantage to key geographies, improving our diverse customer and market base, and developing our flexible marketing approach. We have optimization and expansion opportunities at our solution mining facilities, that, over time, could reduce our per-ton costs and increase our potash production.

- *Maximizing Trio® gross margin and optimizing Trio® production.* We are working to optimize our production process to increase our mining efficiency, improve our overall plant recovery, and to produce more granular-sized product, which is preferred by most markets. Our sales and marketing approach is focused on domestic and select international markets and includes crop nutrition education and increased marketing efforts targeting organic agriculture and high-value specialty crop markets. We currently operate our Trio® facility below its productive capacity level and expect to continue to do so for the foreseeable future.

- *Expanding offerings of oilfield solutions.* We have water rights from which we sell water for commercial uses in the oil and gas services industry. We also use a portion of our water rights to produce heavy brines for use in the oil and gas industry. Our other oilfield related products and services include, but are not limited to, surface use and right-of-way agreements, a produced water royalty agreement, and caliche. Given the location of Intrepid South, part of our long-term operating strategy is selling small parcels of land, including through the use of restricted use agreements for surface or subsurface rights, to customers.

- *Continuing diversification of byproducts and services.* We recover magnesium chloride, salt, and brine water byproducts during the production of potash and Trio®. These byproducts diversify our portfolio of product and service offerings. The brine at our Wendover facility also contains lithium and in 2025, we entered into the JDA with Aquatech and Adionics to pursue the potential development of a 5,000 metric tonne lithium extraction facility using the post-process brine at our Wendover facility. As we continue to explore and evaluate opportunities to diversify our revenue sources, we may enter into new or complementary businesses that expand our current product and service offerings.

Competitive Strengths

- *U.S.-based producer.* We are the only producer of potash in the U.S. We are located in a market that consumes significantly more potash than we can currently produce on an annual basis. Our geographic location provides us with a transportation advantage over our competitors for shipping our product to customers. In general, this allows us to obtain a higher average net realized sales price per ton than our competitors, that ship their products across longer distances to consuming markets, which increases their costs and reduces their gross margin. Our location allows us to target sales to the markets in which we have the greatest transportation advantage, maximizing our average net realized sales price per ton. Our access to strategic rail destination points and our location along major agricultural trucking routes also supports this advantage.

  As a U.S. producer, we enjoy a significantly lower total production tax and royalty burden than our principal competitors, which operate primarily in Saskatchewan, Canada. The Saskatchewan tax system for potash producers includes a capital tax and several potash mineral taxes, none of which are imposed on us as a U.S. producer. We currently pay an average royalty rate of approximately 4.9% for our potash and Trio® sales less their related freight costs, which compares favorably to that of our competitors in Canada. The relative tax and royalty advantage for U.S. producers becomes more pronounced when profits per ton increase due primarily to the profit tax component of the Saskatchewan potash mineral tax.

- *Solar evaporation operations.* All our potash production comes from solar solution mines. Solar evaporation is a cost-efficient production method because it significantly reduces our labor force and energy consumption, which are two of the largest costs of production. Our understanding and application of low-cost solution mining, combined with our reserves being located where a favorable climate for evaporation exists, make solar solution mining difficult for other producers to replicate. We also have significant reserves for future expansion of our solution mining operations.

- *Diversity in secondary nutrient markets.* Given the greater scarcity of langbeinite relative to potash, its agronomic suitability for certain chloride-sensitive crops, and the addition of key secondary nutrients in sulfur and magnesium, we believe there is a market for Trio® outside of our core potash markets. We also believe that there is a market for Trio® beyond the U.S., although freight expense and competition from substitute products have made this a difficult market to penetrate. We also offer Organic Materials Review Institute ("OMRI") listed potash and Trio® products that provide essential minerals for growing certified organic crops.

- ***Water rights.*** Water rights in New Mexico are real property rights, which authorize a water right owner to use a specific amount of water, diverted from a specific location, for a specific purpose of use, in a specific place. Water rights are limited to the amount of water put to beneficial use. In New Mexico, the New Mexico Office of the State Engineer ("OSE") administers water rights. The validity of water rights is ultimately confirmed or denied by a court in an adjudication proceeding. Prior to an adjudication, a water right may be acquired through the OSE's permitting or licensing process. A water right claimant must apply to the OSE for a permit to make changes to a water right, including changes in the place or purpose of use. The validity of water rights is ultimately confirmed or denied by courts in an adjudication process. We have permitted, licensed, declared and partially adjudicated water rights in New Mexico under which we sell water primarily for commercial uses in the oil and gas services industry. The Intrepid South property increased our total water rights available for sale in and around the Permian Basin. This has expanded our relationships with oil and gas producers, which we may be able to use to expand sales of byproducts and services.

- ***Diversity of potash markets.*** We sell potash into three different markets—the agricultural, feed, and industrial markets. In 2025, these markets represented approximately 75%, 21%, and 4%, of potash sales, respectively. The agricultural market supplies crop nutrients to farmers producing a wide range of crops in different geographies and the animal feed market supplies feed manufacturers with key nutrients for a wide range of feed blends into various markets such as pet food and cattle feed. Sales into industrial markets have historically supported drilling activities in oil and gas, although the use of lower-cost potash substitutes in recent years has reduced our sales into those markets.

- ***Marketing flexibility.*** We have the ability to convert all of our standard-sized potash product into granular-sized product as market conditions warrant. We produce Trio® in premium, granular, standard, and fine standard sizes. This provides us with increased marketing flexibility as well as decreased dependence on any one particular market.

- ***Significant mineral reserve and resource life.*** Our potash reserves and resources have substantial years of reserve life and resource life. Reserve life is based on the current mine plan and estimated at 25 years for all our potash facilities. Resource life at our potash facilities ranges from 33 years to over 100 years. In addition to our reserves, we have water rights and access to additional mineralized areas of potash for potential future exploitation. Additional information regarding our mineral reserves and resource estimates can be found in Item 2. Properties and in the Technical Report Summaries included with this filing.

- ***Existing facilities and infrastructure.*** Constructing a new potash production facility requires substantial time and extensive capital investment in mining, milling, and infrastructure to extract, process, store, and ship product. Our operations already have significant facilities and infrastructure in place. We also have the ability to expand our business using existing installed infrastructure, in less time and with lower expenditures than would be required to construct entirely new mines.

Seasonality

The month-to-month seasonality of our agricultural sales is somewhat moderated due to the variety of crops, industries, distribution strategies, and geographies that we serve. There is a seasonal sales pattern for potash sold into the agricultural market. Over the last three years, approximately 80% of our total annual potash sales volumes occurred in January through May, in anticipation for the spring application season, and September through November, in anticipation of the fall application season. The specific timing of when farmers apply potash remains highly weather dependent and varies across the numerous growing regions within the U.S. Marketing programs of potash producers and storage volumes closer to the farm gate significantly influence the timing of potash sales.

The sales pattern for Trio® sold into the domestic agricultural market is also seasonal. Over the last three years, our domestic Trio® sales volume has been highest in February through May, as Trio® products are typically applied to crops in the U.S. during the spring planting season. Demand for the spring planting season generally runs from December to May, when we have sold approximately 60% of our annual domestic Trio® volumes over the past three years.

We observed fertilizer dealers in North America instituting practices that are designed to reduce the risk of changes in the price of fertilizer products through consignment-type programs. These programs tend to make the timing of the spring and fall seasonal demand profile less predictable within the season. Further, through technological advances, farmers in the U.S. are more efficient in planting and harvesting their crops, which has compressed the application seasons.

Our quarterly and yearly financial results can also vary from one year to the next due to weather-related shifts in planting schedules and purchasing patterns.

Because all of our potash production comes from our solar solution mines, our potash production is also seasonal. Our solar solution mines suspend potash production activities from early spring through late summer, the peak solar evaporation period. Accordingly, we manage our inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons, as well as during the summer evaporation period when we are not producing potash. Our sales volumes are highest during the spring and our working capital requirements are highest just before the start of the spring season, as a result of the seasonality of fertilizer demand.

Demand of our oilfield products and services is highly correlated to oil and gas exploration activities and can vary from quarter to quarter and year to year.

Major Customers

Within the agricultural market, we supply a diversified customer base of distributors, cooperatives, retailers, and dealers, which in turn supply farmers producing a wide range of crops in different geographies. We sell into the industrial and feed markets through distributors and directly to end users. For water, we sell to a diverse set of customers through a combination of spot sales and a multi-year contract. For brine, we sell to a diverse set of customers in the spot market.

In 2025 we had no customers that accounted for more than 10% of our total consolidated revenues. In 2024, and 2023, we had one customer, Bill Barr & Company, Inc., which accounted for more than 10% of our total consolidated revenues.

Environmental, Safety, and Health Matters

We are subject to federal, state, and local environmental, safety, and health laws that regulate, among other things; (1) soil, air, and water quality standards for our facilities; (2) the disposal, storage, and management of any hazardous and solid wastes we use or produce; (3) our post-mining land reclamation and closure requirements; (4) the conditions of our mining and production operations; (5) our employee and contractor safety and occupational health; and (6) product content and labeling. We employ and consult with professionals who assist in monitoring our compliance with these laws and who work with management to ensure that appropriate strategies and processes are in place to promote a culture that prioritizes safety and environmental responsibility.

In 2025, we had approximately $1.7 million of capital investments and reclamation projects, and $0.9 million in other expenses, relating to environmental compliance, environmental studies, and remediation efforts. We expect to spend $5.0 million to $6.0 million for environmental related capital and reclamation projects in both 2026 and 2027. Future capital expenditures are subject to uncertainties, including changes to environmental laws, operating permits, and lease conditions. Material expenditures could be required in the future to fulfill existing or new environmental compliance requirements. We anticipate a focus on environmental issues will result in increased future investments for environmental controls at our operations. See Item 1A. Risk Factors "Risks Related to Our Business - Environmental laws and regulations could subject us to significant liability and require us to incur additional costs."

Product Registration Requirements

We are required to register fertilizer products with each U.S. state and foreign country where our products are sold. Each brand and grade of commercial fertilizer must be registered appropriately before being offered for sale, sold, or distributed. In most cases, these product registrations impose specific requirements relating to guaranteed analysis, product labeling, and regular reporting of sales.

Some U.S. states require similar registration and reporting for feed grade products. Industrial-grade products typically do not require registration or reporting.

Operating Requirements and Government Regulations

Permits

We are subject to numerous environmental laws and regulations, including laws and regulations regarding land use and reclamation; release of emissions to the atmosphere; release of contaminants to water; preservation of plant and animal life; and the generation, treatment, storage, disposal, and handling of hazardous substances and wastes. These laws include the Clean Air Act ("CAA"); the Clean Water Act ("CWA"); the Resource Conservation and Recovery Act ("RCRA"); the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"); the Toxic Substances Control Act ("TSCA"); and various other federal, state, and local laws and regulations. Violations can result in substantial penalties, court orders to install pollution-control equipment, civil and criminal sanctions, permit revocations, and facility shutdowns. Environmental laws and regulations may impose joint and several liability, without regard to fault, for cleanup costs on potentially responsible parties who have released, disposed of, or arranged for release or disposal of hazardous substances in the environment.

We hold numerous environmental, mining, and other permits or approvals authorizing and regulating operations at each of our facilities. Our operations are subject to permits for, among other things, extraction of salt and brine, discharges of process water, air emissions, injection of brine, water storage and handling and appropriation of water. Some of our proposed activities may require waste storage permits. A decision by a government agency to deny or delay issuing a new, modified, or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could limit or prevent us from mining at these properties. In addition, changes to environmental and mining regulations or permit requirements could limit our ability to continue operations at the affected facility. In many cases, environmental and operating permits and approvals are also required for an expansion of, or changes to, our operations. As a condition to procuring the necessary permits and approvals, we may be required to comply with financial assurance regulatory requirements. The purpose of these requirements is to assure the government that sufficient company funds will be available for the reclamation, closure, and post-closure care at our facilities. We obtain bonds as financial assurance for these obligations. These bonds require annual payment and renewal. We believe we are in compliance with existing regulatory programs, permits, and approvals where non-compliance could have a material adverse effect on our operating results or financial condition.

In 2016, the OSE Dam Safety Bureau determined that our East tailing impoundment and West tailing impoundment are considered jurisdictional dams. In 2024, the OSE Dam Safety Bureau classified our East tailing impoundment as a high hazard potential dam. We continue to work with the OSE Dam Safety Bureau to determine required dam modifications. We may be required to spend a significant amount of capital on our East tailing impoundment and West tailing impoundment to modify these impoundments to meet the requirements of the OSE Dam Safety Bureau.

Our operations are subject to oversight by the New Mexico Environment Department Groundwater Quality Bureau ("NMED GQB"). Our HB operations are subject to a discharge permit issued by NMED GQB. This permit was issued in 2015 and governs specific water discharges associated with our HB operations. We have requested modifications to this permit, which are still pending. In 2024, we received notice from the NMED GQB that the East tailing impoundment is subject to regulation by the NMED GQB and that our North facility may be subject to regulation by the NMED GQB. We submitted an application for a discharge permit for our East tailing impoundment to the NMED GQB in February 2025 and information regarding why we believe a discharge permit for our North facility is not required to NMED GQB in December 2024. We may be required to spend a significant amount of capital at our HB facility to comply with any new or modified conditions to our HB discharge permit when it is reissued; additionally, we may have to spend significant capital on our East tailing impoundment to comply with the discharge permit requirements. Similarly, we may be required to spend a significant amount of capital at our North facility to comply with the discharge permit requirements, if a discharge permit for the facility is required.

Occasionally governmental agencies notify us of noncompliance with certain environmental laws, regulations, permits, or approvals. For example, although designated as zero discharge facilities under the applicable water quality laws and regulations, our North, and Moab facilities at times may experience some water and brine discharges during periods of significant rainfall or due to other circumstances. We have implemented several initiatives to address discharge issues, including the reconstruction or modification of certain impoundments, increasing evaporative area, and reducing process water usage and improved management systems. State and federal officials are aware of these issues and have visited the sites to review our corrective efforts and action plans, and, in some circumstances, require an operational permit.

Air, Water Discharge, and Drinking Water

The New Mexico Environment Department ("NMED") and the Utah Department of Environmental Quality ("UDEQ") affirm our compliance with applicable permits and conduct periodic inspections of our New Mexico and Utah facilities, respectively. In the ordinary course of business, we may receive notices from NMED or UDEQ of alleged air, water discharge, or drinking water quality violations. Upon receipt of any such violations, including notices of noncompliance, we make any required corrective actions.

Safety and Health Regulation and Programs

Some of our facilities are subject to the Federal Mine Safety and Health Act of 1977 ("MSHA"), the Occupational Safety and Health Act ("OSHA"), related state statutes and regulations, or a combination of these laws.

Our conventional underground mines and related surface facilities in New Mexico are subject to MSHA jurisdiction. In accordance with MSHA, these facilities are regularly inspected by MSHA personnel. Item 4 and Exhibit 95.1 to this Annual Report provide information concerning certain mine safety violations.

As part of our ongoing safety programs, we collaborate with MSHA and the New Mexico Bureau of Mine Safety to identify and implement accident prevention techniques and practices. A trained mine rescue team services our New Mexico facilities. This team is ready to respond to on-site incidents or assist in local incidents, if needed. In addition, our New Mexico facilities participate in a Mine Rescue Assistant Agreement with other mine facilities and a federal hazardous waste facility to provide mine rescue support.

Our Utah facilities and our HB mine and plant are subject to OSHA jurisdiction. We provide all OSHA required training and other certifications to our employees at these facilities.

Remediation at Intrepid Facilities

Many of our current facilities have been in operation for a number of years. Our and our predecessors' operations involved the historical use and handling of potash, salt, related potash and salt byproducts, process tailings, hydrocarbons, and other regulated substances. Some of these operations resulted, or may have resulted, in soil, surface water, or groundwater contamination. At some locations, there are areas where process waste, building materials (including asbestos-containing transite), and ordinary trash may have been disposed or buried, and have since been properly closed and maintained.

At some of our facilities, spills or other releases of regulated substances may have occurred or could potentially occur, possibly requiring us to undertake or fund cleanup efforts under CERCLA or state laws governing cleanup or disposal of hazardous and solid waste.

We work closely with government authorities to obtain the appropriate permits to address identified site conditions. For example, some buildings located at our facilities in Utah and New Mexico have a type of siding that contains asbestos. We have adopted programs to encapsulate and stabilize portions of the siding through use of an adhesive spray and to remove the siding, replacing it with an asbestos-free material. We have trained asbestos abatement crews that handle and dispose of the asbestos-containing siding and related materials. We have a permitted asbestos landfill in Utah and have worked closely with Utah officials to address asbestos-related issues at our Moab mine.

Reclamation Obligations

Mining and processing of potash generates residual materials that must be managed both during the operation of the facility and upon facility reclamation and closure. Potash tailings, consisting primarily of salt and fine sediments that remain after potash is removed from ore during processing, are stored in surface disposal sites. Some of these tailing materials may also include other contaminants, such as lead, that were introduced as reagents during historic processing methods. These tailings materials may require additional management and could result in the imposition of additional disposal and reclamation requirements. For example, at least one of our New Mexico mining facilities may have legacy issues regarding lead in a tailings pile that occurred from production methods utilized prior to our acquisition of these assets. During the life of the tailings management areas, we have incurred, and will continue to incur, significant costs to manage potash residual materials in accordance with environmental laws, regulations and permit requirements. Additional legal and permit requirements will take effect when these facilities are closed.

Our mining operating leases require us to reclaim property disturbed areas of our facilities. Our operations in Utah and New Mexico have specific obligations related to reclamation of the land after mining and processing operations are concluded. The discounted present value of our estimated reclamation costs for our facilities as of December 31, 2025, is approximately $38.8 million, which is reflected in our audited financial statements found elsewhere in this Annual Report. Various permits and authorization documents negotiated with or issued by the appropriate governmental authorities include these estimated reclamation costs on an undiscounted basis.

It is difficult to estimate and predict the potential actual costs and liabilities associated with remediation and reclamation of our facilities. Additionally, it is possible that we could be identified in the future as a potentially responsible party for additional remediation and reclamation costs, either as a result of changes in existing laws and regulations or as a result of the identification of additional matters subject to remediation and/or reclamation obligations or liabilities.

Royalties

The potash, langbeinite, water, and byproducts we produce and sell from leased land or minerals may be subject to royalty payments. We produce and sell products from leased land and/or minerals owned by the U.S., the States of New Mexico and Utah, and private landowners. The terms of the royalty payments are determined at the time of the issuance or renewal of leases. Some royalties are determined as a fixed percentage of revenue and others vary based upon ore grade. Additionally, some of our leases are subject to overriding royalty interest payments paid to various owners. In 2025, we paid $12.5 million in federal, state, and private royalties. The royalty rates on our state and federal leases in New Mexico are currently set at various rates from 2.0% to 5.0%. The royalty rates on our state and federal leases in Utah are currently set at rates from 3.0% to 5.0%. The royalty rates on our private leaseholds are between 5.0% and 8.0%.

Human Capital Resources

Headcount

We believe that our employees and contractors are significant contributors to the current and future success of Intrepid. Our ability to attract, retain, and motivate qualified personnel is critical to our operations. The skills, experience and industry knowledge of key employees significantly benefit our operations and performance. We value our relationships with our employees and consider our relationships with them to be good. As of December 31, 2025, we had a total of 478 employees. Our workforce is experienced, providing invaluable expertise and insight into our operations.

Location	Number of Employees	Average Tenure (in years)
Denver	56	6
Moab	62	10
New Mexico	296	9
Wendover	64	10

We have a collective bargaining agreement with a labor organization representing our hourly employees in Wendover, Utah, which expires on May 31, 2026. This agreement was negotiated between us and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, Local 867, and became effective on June 1, 2023.

Employee Development and Training

We believe in providing opportunities for employees to continue to develop and grow their careers. We offer our employees a tuition reimbursement program and ongoing support for continuing education for professional certifications and other credentials. We also provide a comprehensive career path program for our hourly employees that outlines the proficiencies necessary for each job level and sets forth the development steps to progress through various job levels.

Competitive Pay and Benefits

We have structured our compensation programs to balance incentive earnings for both short-term and long-term performance goals. We provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge, and geographic location. We align our executives' long-term equity compensation with our shareholders' interests by linking realizable pay with stock performance.

We are also committed to providing comprehensive benefit options to our employees. We offer benefits that will allow our employees and their families to live healthier and more secure lives. Our employee benefits include health insurance, telemedicine, an employee assistance program, paid and unpaid leave, life insurance, short-term disability insurance and a retirement savings plan with a company match. We also offer a variety of voluntary benefits that allow employees to select the options that meet their needs, including flexible time-off, adoption assistance, prescription savings solutions, and a wellness program.

Health and Safety

The health and safety of our employees is our highest priority and is embodied in our operating philosophy. We are committed to providing a safe, functional, and effective work environment for anyone who comes to our properties.

Sustainability

We are committed to providing consistent returns to our shareholders while being a good corporate citizen that values the welfare of our employees, the communities in which we operate, and the customers we serve. In prioritizing, improving, and managing our sustainability goals, we will create long-term value for our investors. We have made sustainability initiatives a priority for our management team and are committed to providing focused reporting on the sustainability issues that are the most relevant to our business and stakeholders. We published an updated Sustainability Report in 2025 to clearly disclose the goals and metrics related to our sustainability programs, as we believe this information will allow our stakeholders to be informed about our progress. We intend to update these goals and metrics annually. We encourage you to read our Sustainability Report to learn more about our strategy, efforts, and goals relating to these initiatives, which can be found on our website, www.intrepidpotash.com.

Available Information

We file or furnish with the U.S. Securities and Exchange Commission (the "SEC") reports, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and any amendments to these reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Exchange Act. These reports are available free of charge on our website at www.intrepidpotash.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. These reports can also be obtained at www.sec.gov.

We routinely post important information about us and our business, including information about upcoming investor presentations, on our website, www.intrepidpotash.com, under the Investor Relations tab. We encourage investors and other interested parties to enroll on our website to receive automatic email alerts regarding new postings. The information found on, or that can be accessed through, our website is not part of this or any other report we file with, or furnish to, the SEC.

ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors. Our future performance is subject to a variety of risks and uncertainties that could materially and adversely affect our business, financial condition, and results of operations, and the trading price of our common stock. We may be subject to other risks and uncertainties not presently known to us. See "Cautionary Note Regarding Forward-Looking Statements."

Summary Risk Factors

Below is a summary of some of the principal risks that could adversely affect our business, operations and financial results:

Risks Related to Our Business

- Our potash and Trio® sales are subject to price and demand volatility resulting from periodic imbalances of supply and demand, which could negatively affect our results of operations.
- A decline in oil and gas drilling could decrease our revenue.
- We may alter or expand our operations or continue to pursue acquisitions, which could adversely affect our business if we are unable to manage any expansion or acquisition effectively.
- Joint development arrangements and other strategic collaborations expose us to risks, and we cannot guarantee that we will realize any economic benefit from these projects.
- Competitors' aggressive pricing or operating strategies could adversely affect our sales and results of operations.
- The seasonal demand for our products, and the resulting variations in our cash flows from quarter to quarter, could have an adverse effect on our results of operations and working capital requirements.
- Our Trio® profitability could be affected by market entrants or the introduction of langbeinite alternatives.
- International sales could present risks to our business.
- If potash or Trio® prices decline, or oil and gas activity declines, we could be required to record write-downs of our long-lived and indefinite-lived assets, which could adversely affect our results of operations and financial condition.
- If we are required to write down the value of our inventories, our financial condition and results of operations would be adversely affected.
- Weakening of foreign currencies against the U.S. dollar could lead to lower domestic potash prices, which would adversely affect our results of operations. Currency fluctuations could cause our results of operations to fluctuate.
- Our business depends on skilled and experienced workers, and our inability to find and retain quality workers could have an adverse effect on our development and results of operations.
- We operate a limited number of key production and distribution facilities, and a disruption at one of these facilities could significantly affect production of our products or our ability to fulfill our contractual obligations, which could damage customer relationships.
- Our operations are dependent on critical equipment that may need repair or replacement sooner than anticipated, which could result in increased capital maintenance or expenditures and production disruptions.
- Increases in the prices of energy and other important materials used in our business, or disruptions to their supply, could adversely impact our sales, results of operations, or financial condition.
- Increased costs could affect our per-ton profitability.
- A shortage of railcars or trucks for transporting our products, increased transit times, or interruptions in railcar or truck transportation could result in customer dissatisfaction, loss of sales, higher transportation or equipment costs, or disruptions in production.
- We rely on our management personnel for the development and execution of our business strategy, and the loss of one or more members of our management team could harm our business.
- We have less product diversification than nearly all of our competitors, which could have an adverse effect on our financial condition and results of operations.
- Heavy precipitation or low evaporation rates at our solar solution mines could impact our potash production at those facilities, which could adversely affect our sales and results of operations.

- Inflows of water into our langbeinite mine from heavy rainfall or groundwater could result in increased costs and production downtime and could require us to abandon the mine, any of which could adversely affect our results of operations.
- A significant disruption to our information technology systems could adversely affect our business and operating results.
- We face risks related to cybersecurity threats and incidents.
- Artificial intelligence presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.
- Our business may be adversely affected by union activities.
- We may not be successful in our efforts to sustain or expand water sales due to the status of our water rights, challenges to our water rights, changes in the demand for water in the areas around our facilities, restrictions on water use, or other events, which could adversely impact our financial condition and results of operations.

Risks Related to Our Industry

- Changes in the agricultural industry could exacerbate the cyclical nature of the prices and demand for our products or adversely affect the markets for our products.
- Mining is a complex process that frequently experiences production disruptions, which could adversely affect our results of operations.
- Mining is an inherently hazardous industry, and accidents could result in significant costs or production delays.
- The grade of ore that we mine could vary due to the complex geology and mineralogy of reserves, which could adversely affect our production and our results of operations.
- If the assumptions underlying our reserve estimates are inaccurate or if future events cause us to negatively adjust our previous assumptions, the quantities and value of our reserves, and in turn our financial condition and results of operations, could be adversely affected.
- Existing and further oil and gas development in the Designated Potash Area could impair our potash reserves, which could adversely affect our financial condition or results of operations.
- The mining business is capital intensive, and our inability to fund necessary or desirable capital expenditures could have an adverse effect on our growth and profitability.

Risks Related to Financial Position, Indebtedness and Additional Capital Needs

- The execution of strategic projects could require more time and money than we expect, which could adversely affect our results of operations and financial condition.
- Future indebtedness could adversely affect our financial condition and impair our ability to operate our business.
- Adverse conditions in the domestic and global economy and disruptions in the financial markets could negatively affect our results of operations and financial condition.
- Market upheavals due to military actions, pandemics, terrorist attacks, other catastrophic events, or economic repercussions from those events could reduce our sales or increase our costs.
- The loss of, or substantial decline in revenue from larger customers or certain industries could have a material adverse effect on our revenues, profitability, and liquidity.
- Inflation could result in higher costs and decreased profitability.
- We are subject to financial assurance requirements and failure to satisfy these requirements could materially affect our business, results of our operations and our financial condition.

Risks Related to Compliance, Regulatory and Legal

- If we are unable to obtain and maintain the required permits, governmental approvals, and leases necessary for our operations, our business could be adversely affected.
- Changes in laws and regulations affecting our business, or changes in enforcement practices, could adversely affect our financial condition or results of operations.
- Unanticipated litigation or investigations, or negative developments in pending litigation or investigations or with respect to other contingencies, could adversely affect us.

- We could incur significant environmental liabilities with respect to our current, future, or former facilities.
- We may face product liability claims and product recalls, which could harm our business and reputation.
- Anti-corruption laws and regulations could subject us to significant liability and require us to incur costs.

Risks Related to the Environment and Climate

- Physical effects of climate change, and climate change legislation, could have a negative effect on us and our customers, and, in turn, our results of operations.
- Environmental laws and regulations could subject us to significant liability and require us to incur additional costs.

Risks Related to Our Common Stock

- The price of our common stock may be volatile, and you could lose all or part of your investment.
- The future issuance and sale of additional shares of our common stock, or by our announcement that the issuances and sales may occur, may adversely affect the market price of our common stock.
- We do not anticipate paying cash dividends on our common stock.
- Provisions in our charter documents and Delaware law may delay or prevent a third party from acquiring us.
- We may issue additional securities, including securities that are senior in right of dividends, liquidation, and voting to our common stock, without your approval, which would dilute your existing ownership interests.

Risks Related to Our Business

Our potash and Trio® sales are subject to price and demand volatility resulting from periodic imbalances of supply and demand, which could negatively affect our results of operations.

The market for potash and Trio® is cyclical, and the prices and demand for potash and Trio® can fluctuate significantly. Periods of high demand, increasing profits, and high-capacity utilization lead to new plant investment and increased production. This growth continues until the market is over-saturated, leading to decreased prices and lower-capacity utilization until the cycle repeats. Despite supply disruptions from the Russia-Ukraine conflict in 2022 and 2023 which reduced production for a two-year period, global production has returned to record levels with 2025 production of approximately 74 million metric tonnes, increasing to a projected 76 million metric tonnes in 2026. Global productive capacity remains higher than demand and significant brownfield and greenfield expansion projects are in progress. Tariffs and retaliatory tariffs, either proposed or enacted, could also impact the supply and demand balance. As a result of these factors, the prices and demand for potash can be volatile. This volatility can reduce profit margins and negatively affect our results of operations. We sell most of our potash and Trio® into the spot market in the U.S. In addition, potash and Trio® do not have active hedge markets like many other commodities have. As a result, we do not have protection from this price and demand volatility.

A decline in oil and gas drilling could decrease our revenue.

A portion of our revenue comes from the sale of water, brines, and potassium chloride for use in oil and gas development. We also generate revenue from the sale of caliche, a produced water royalty, and various surface use agreements with operators. A decline in oil and gas drilling, especially in the Permian Basin, could reduce our sales of water, brines, and potassium chloride and result in reduced revenue from our other oilfield related offerings. In addition, oil and gas developers are regularly looking for ways to use more produced water instead of fresh water in oil and gas development and operations. Also, there are other products available that have some of the same clay-inhibiting properties as our potassium chloride. These alternative products could temporarily or permanently replace some of our sales of water or potassium chloride. We also have other oilfield product and service offerings, such as caliche and brine products, the sales of which were negatively impacted by the decline in oil and gas development in 2020, and may be further impacted in the future by declines in oil and gas development.

We may alter or expand our operations or continue to pursue acquisitions, which could adversely affect our business if we are unable to manage any expansion or acquisition effectively.

We continue to look for opportunities designed to maximize the value of our existing assets, such as through increased production and sales of potash, water, salt, and brine. For example, in 2019 we purchased water and real property assets in southeastern New Mexico, which we refer to as Intrepid South, in an effort to expand our water sales and other revenue from the oil and gas industry. We may also enter into new or complementary businesses that expand our product offerings beyond our existing assets. We may also expand into new products or services in our current industry or other industries. Ultimately, we may be unsuccessful in implementing any alteration of our activities or expansion initiatives. Further, we may not be able to fully realize any anticipated benefits of these initiatives. Any expansion initiatives may require significant capital investments and those investments may not produce our expected returns.

As part of our growth strategy, we may consider the acquisition of other companies or assets that complement or expand our business. We may not be able to successfully identify suitable acquisition opportunities, prevail against competing potential acquirers, negotiate appropriate acquisition terms, obtain necessary financing, complete proposed acquisitions, successfully integrate acquired businesses or assets into our existing operations, or expand into new markets. An acquisition may require us to use a significant portion of available cash or may result in significant dilution to our stockholders. We may be required to assume unanticipated liabilities or contingencies as part of an acquisition, or we may face substantial costs, delays, or other problems as part of the integration process. In addition, acquired businesses or assets may not achieve the desired effects or otherwise perform as we expect. We may not realize the synergies that we expect to achieve. Additionally, while we execute these acquisitions and related integration activities, our attention may be diverted from our ongoing operations, which could have a negative impact on our business.

Any of these items could negatively impact our financial condition and results of operations.

Joint development arrangements and other strategic collaborations expose us to risks, and we cannot guarantee that we will realize any economic benefit from these projects.

We are party to a Joint Development Agreement ("JDA") with Aquatech International, LLC and Adionics to pursue definitive agreements governing the potential development of a 5,000 metric tonne lithium extraction facility using the post-process brine at our Wendover facility. The success of this collaboration depends on coordinated efforts between us and our partners, and we have limited control over our partners' performance and strategic priorities. If our partners fail to perform their obligations, allocate insufficient resources to the collaboration, experience financial or operational difficulties, or exercise their termination rights, development and commercialization activities could be delayed or discontinued.

Our current and future collaboration efforts may involve shared decision-making, cost-sharing arrangements, and intellectual property rights. Disputes regarding development strategies, milestone achievements, funding obligations, commercialization rights, or ownership and enforcement of intellectual property may arise and could result in delays, increased costs, or litigation. In addition, if agreements are terminated, in order to continue development, we may be required to assume full development responsibilities, seek an alternative partner, or discontinue our efforts to develop our lithium resource, any of which could require significant additional capital and may not be successful.

Accordingly, our reliance on this collaboration or other similar collaboration may subject us to risks that could materially and adversely affect our business, financial condition, and results of operations.

Competitors' aggressive pricing or operating strategies could adversely affect our sales and results of operations.

The potassium-fertilizer industry is concentrated, with a small number of producers accounting for the majority of global production. Many of these producers have significantly larger operations and more resources than we do. These larger producers may have greater leverage in pricing negotiations with customers and transportation providers. They also have a broader product portfolio, which may allow them to offer rebates or bundle products to offer discounts or incentives to gain a competitive advantage. Competitors may also be able to mine their potash or langbeinite at a lower cost due to economies of scale or other competitive advantages. In addition, they may decide to pursue aggressive pricing or operating strategies that disrupt the global and U.S. markets. These disruptions could cause lower prices or demand for our product, which would adversely affect our sales and results of operations.

The seasonal demand for our products, and the resulting variations in our cash flows from quarter to quarter, could have an adverse effect on our results of operations and working capital requirements.

The fertilizer business is seasonal. With respect to domestic sales, we typically experience increased sales during the North American spring and fall application seasons. The degree of seasonality can change significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns. We and our customers generally build inventories during low-demand periods of the year to ensure timely product availability during high-demand periods, resulting in increased working capital requirements just before the start of these seasons. If we are unable to accurately predict the timing of demand for our products due to variations in seasonality from year to year, our results of operations and working capital could be adversely affected. Similarly, if we do not have adequate storage capacity to manage varying inventory needs, we may need to reduce production or lower the price at which we sell product, either of which would adversely affect our results of operations.

We market Trio® in various countries around the world, all of which have different climates and fertilizer-application patterns. As a result, seasonality in our international Trio® sales may develop, which could cause volatility in our results of operations.

Our Trio® profitability could be affected by market entrants or the introduction of langbeinite alternatives.

Langbeinite is produced by us and one other company from a single resource located in Carlsbad, New Mexico. Additional competition in the market for langbeinite and comparable products exists and could increase in the future. Other companies could seek to create and market chemically similar alternatives to langbeinite, some of which could be superior to langbeinite, or less costly to produce. In addition, companies sometimes blend several nutrients to obtain a product with similar agronomic benefits as langbeinite. The market for langbeinite and our Trio® sales could be affected by the success of these and other products that are competitive with langbeinite, which could adversely affect the viability of our Trio® business and our results of operations and financial condition. Further, recent increases in the supply of langbeinite by us and the other producer may continue to pressure the sales price of Trio®.

International sales could present risks to our business.

Sales of Trio® into international markets often require more resources and management attention than domestic sales and may subject us to economic, regulatory, and political risks that are different from those in the U.S. These risks include accounts receivable collection; the need to adapt marketing and sales efforts for specific countries; new and different sources of competition; disputes and losses associated with overseas shipping; tariffs; export controls, and trade duties; additional time and effort to obtain product certifications; adverse tax consequences; restrictions on the transfer of funds; changes in legal and regulatory requirements or import policies including sanctions; compliance with potentially unfamiliar local laws and customs; and political and economic instability. International sales may also be subject to fluctuations in currency exchange rates, which could increase the price of our products outside the U.S. and expose us to foreign currency exchange rate risk. Certain international markets require significant time and effort on the part of management to develop relationships and gain market acceptance for our products. Overall, there are additional logistical requirements associated with international sales, which may increase the time between production and our ability to recognize related revenue. Our failure to manage any of these risks successfully could harm our future international operations and our overall business.

If potash or Trio® prices decline, or oil and gas activity declines, we could be required to record write-downs of our long-lived and indefinite-lived assets, which could adversely affect our results of operations and financial condition.

We evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. Impairment is considered to exist if an asset's total estimated future cash flows on an undiscounted basis are less than the carrying amount of the related asset. An impairment loss is measured and recorded based on the discounted estimated future cash flows.

In 2025, we recorded total impairment charges to our long-lived assets and mineral properties of $1.9 million related to assets at our East mine.

In 2024, we recorded total impairment charges to our long-lived assets and mineral properties of $10.7 million, of which $4.4 million related to assets at our East mine and $6.4 million related to certain assets in our oilfield solutions segment.

In 2023, we recorded total impairment charges of $43.3 million, of which $31.9 million related to our long-lived assets and mineral property assets at our East mine. We determined that sufficient indicators of potential impairment existed because higher Trio® production costs and lower realized Trio® prices led to negative gross margins for our Trio® segment. We also recorded impairment charges of $9.9 million related to our long-lived assets that are in care and maintenance at our West mine, and $1.5 million related to certain assets in our oilfield solutions segment.

We also have certain indefinite-lived intangible assets that we evaluate for impairment at least annually or more frequently when events or changes in circumstances indicate the fair value may have changed. An impairment loss is measured and recorded based on the current fair value of the asset.

After recording impairment charges to our long-lived assets in 2025, we believe the carrying values of our long-lived assets and our indefinite-lived intangible assets were realizable as of the balance sheet dates. However, future events could cause us to conclude otherwise. These future events could include further significant and sustained declines in potash or Trio® prices, further significant or sustained declines in water prices and demand, or higher production and operating costs. Further, based on our analysis of the profitability of any of our facilities, we may decide to terminate or suspend operations at additional facilities. These events could require a further write-down of the carrying value of our assets, which would adversely affect our results of operations and financial condition.

If we are required to write down the value of our inventories, our financial condition and results of operations would be adversely affected.

We carry our inventories at the lower of cost or net realizable value. In periods when the market prices for our products fall below our cost to produce them and the lower prices are not expected to be temporary, we are required to write down the value of our inventories. We recorded $4.4 million of lower of cost or net realizable value adjustments in our potash segment in 2025. Any write-down of our inventory would adversely affect our financial condition and results of operations, possibly materially.

Weakening of foreign currencies against the U.S. dollar could lead to lower domestic potash prices, which would adversely affect our results of operations. Currency fluctuations could cause our results of operations to fluctuate.

The U.S. imports the majority of its potash, including from Canada, Russia, and other countries. If the local currencies for foreign suppliers strengthen in comparison to the U.S. dollar, foreign suppliers realize a smaller margin in their local currencies unless they increase their nominal U.S. dollar prices. Strengthening of these local currencies therefore tends to support higher U.S. potash prices as the foreign suppliers attempt to maintain their margins. However, if these local currencies weaken in comparison to the U.S. dollar, foreign suppliers may lower prices to increase sales volume while again maintaining a margin in their local currency. Changes in the strength of the U.S. dollar compared to other currencies could cause our sales prices and results of operations to decrease or fluctuate significantly.

Our business depends on skilled and experienced workers, and our inability to find and retain quality workers could have an adverse effect on our development and results of operations.

The success of our business depends on our ability to attract and retain skilled managers, engineers, and other workers. At times, we may not be able to find or retain qualified workers. In particular, the labor market around Carlsbad, New Mexico, is competitive and employee turnover is generally high. In that market, we compete for experienced workers with several other employers, including natural resource and hazardous waste facilities, oil and gas producers, and another producer of langbeinite. If we are unable to attract and retain quality workers, the development and growth of our business could suffer, or we could be required to raise wages to keep our employees, hire less qualified workers, or incur higher training costs. These risks may be exacerbated in times when we need to reduce our workforce due to economic conditions. The occurrence of any of these events could have an adverse effect on our results of operations. For example, in mid-2016, we idled our West mine and transitioned our East mine to Trio®-only, resulting in us laying off a significant number of skilled employees in New Mexico. This may make it more difficult for us to re-hire skilled employees in the future.

We operate a limited number of key production and distribution facilities, and a disruption at one of these facilities could significantly affect production of our products or our ability to fulfill our contractual obligations, which could damage customer relationships.

We produce potash from three solution mining facilities: our HB solution mine in Carlsbad, New Mexico, our solution mine in Moab, Utah, and our brine recovery mine in Wendover, Utah. We also operate our North compaction facility in Carlsbad, New Mexico, which compacts and granulates product from the HB mine. We produce Trio® from a single conventional underground East mine in Carlsbad, New Mexico. Any disruption of operations at one of those facilities could significantly affect production of our products or our ability to fulfill contractual obligations, which could damage customer relationships. Production at our facilities could be disrupted or negatively impacted by equipment failure, ore grade, or other risk factors, which could result in reduced sales. A production interruption or disruption at one or more of our facilities could result in a loss of customers, a loss in revenue, or subject us to fines or penalties.

Our operations are dependent on critical equipment that may need repair or replacement sooner than anticipated, which could result in increased capital maintenance or expenditures and production disruptions.

Our operations depend on critical equipment such as continuous mining machines, hoists, conveyor belts, loading equipment, compactors, and dryers. This equipment could be damaged or destroyed, suffer breakdowns or failures or deteriorate due to wear and tear sooner than we estimate, and we may be unable to replace or repair the equipment in a timely manner or at a reasonable cost. If these events occur, we may incur additional maintenance and capital expenditures, our operations could be materially disrupted, and we may not be able to produce and ship our products.

Increases in the prices of energy and other important materials used in our business, or disruptions to their supply, could adversely impact our sales, results of operations, or financial condition.

Natural gas, electricity, chemicals, diesel, and gasoline are key materials that we purchase and use in the production of our products. The prices of these commodities are volatile.

Our sales and profitability are impacted by the price and availability of these materials. A significant increase in the price of these materials that is not recovered through an increase in the price of our products, or an extended interruption in the supply of these materials to our production facilities, could adversely affect our results of operations or financial condition. In addition, high natural gas or other fuel costs could increase input costs for end-users of our products, which could cause them to spend less on our products.

Increased costs could affect our per-ton profitability.

A substantial portion of our operating costs is comprised of fixed costs that do not vary based on production levels. These fixed costs include labor and benefits, base energy usage, property taxes, insurance, maintenance expenditures, and depreciation. Any increase in fixed costs or decrease in production generally increases our per-ton costs and correspondingly decreases our per-ton operating margin. We operate our East Plant at less than full capacity in order to curtail our Trio® production to match expected demand and manage inventory levels. A significant increase in costs at any of our facilities could have an adverse effect on our profitability and cash flows, particularly during periods of lower potash and Trio® prices.

A shortage of railcars or trucks for transporting our products, increased transit times, or interruptions in railcar or truck transportation could result in customer dissatisfaction, loss of sales, higher transportation or equipment costs, or disruptions in production.

We rely heavily upon truck and rail transportation to deliver our products to our customers. In addition, the cost of transportation is an important component of the price of our products. A shortage of trucks or railcars for carrying product or increased transit times due to accidents, highway or railway disruptions, congestion, high or compressed demand, labor disputes, adverse weather, natural disasters, changes to transportation systems, or other events could prevent us from making timely delivery to our customers or lead to higher transportation costs. As a result, we could experience customer dissatisfaction or a loss of sales. Similarly, disruption within the transportation systems could negatively affect our ability to obtain the supplies and equipment necessary to produce our products. We may also have difficulty obtaining access to vessels to deliver our products to overseas customers.

We rely on our management personnel for the development and execution of our business strategy, and the loss of one or more members of our management team could harm our business.

Our management personnel have significant relevant industry and company-specific experience. Our senior management team has developed and implemented first-of-their-kind processes and other innovative ideas that are important to our business. Our success depends, in part, upon the performance and continued services of our senior leadership team. We do not currently maintain "key person" life insurance on any of our management personnel. If we are unable to retain these individuals, our operations could be disrupted and we may be unable to achieve our business strategies and grow effectively.

We have less product diversification than nearly all of our competitors, which could have an adverse effect on our financial condition and results of operations.

A significant portion of our revenue comes from the sale of potash and langbeinite, whereas nearly all of our competitors are diversified, primarily into nitrogen- or phosphate-based fertilizer businesses or other chemical or industrial businesses. In addition, a majority of our sales are to customers in the U.S., and generally these customers are concentrated in key geographies where we have a freight advantage. As a result, we could be impacted more acutely by factors affecting our industry or the regions in which we operate than we would if our business was more diversified and our sales more global. A decrease in the demand for potash and langbeinite would have an adverse effect on our financial condition and results of operations. Similarly, in periods when production exceeds demand, the price at which we sell our potash and langbeinite and our sales volumes would likely fall, which would adversely affect our results of operations and financial condition more than our diversified competitors.

Heavy precipitation or low evaporation rates at our solar solution mines could impact our potash production at those facilities, which could adversely affect our sales and results of operations.

All of our potash production comes from our solar solution mines. These facilities use solar evaporation ponds to form potash crystals from brines. Weather conditions at these facilities could negatively impact potash production. For example, heavy rainfall in September and October, just after the evaporation season ends, can reduce the amount of potash we produce in that year or the following year by causing the potash crystals to dissolve and consume pond capacity. Similarly, lower-than-average temperatures or higher-than-average seasonal rainfall would reduce evaporation rates and therefore impact production. We experienced significant rainfall in the summer of 2019 at our Wendover facility which reduced the product available for sale in 2020. Similarly, our HB facility experienced a higher-than-average seasonal rainfall in the summers of 2021 and 2025, which led to fewer tons available for sale in the second half of those years and during the following spring seasons. If we experience heavy rainfall or low evaporation rates at any of our solar solution mines, we would have less potash available for sale, and our sales and results of operations would be adversely affected. Reduced potash available for sale could also affect our ability to produce and sell byproducts such as salt and magnesium chloride.

Inflows of water into our langbeinite mine from heavy rainfall or groundwater could result in increased costs and production downtime and could require us to abandon the mine, any of which could adversely affect our results of operations.

Major weather events such as heavy rainfall can result in water inflows into our underground, langbeinite mine. The presence of water-bearing strata in many underground mines carries the risk of water inflows into the mines. If we experience water inflows at our langbeinite mine, our employees could be injured and our equipment and mine shafts could be seriously damaged. We could be forced to shut down the mine temporarily, potentially resulting in significant production delays, and we could spend substantial funds to repair or replace damaged equipment. Inflows may also destabilize the mine shafts over time, resulting in safety hazards for employees and potentially leading to the permanent abandonment of the mine.

A significant disruption to our information technology systems could adversely affect our business and operating results.

We rely on a variety of information technology ("IT") and automated operating systems to manage or support our operations. We depend on our information technology systems for a variety of functions, including, but not limited to, financial reporting, inventory management, procurement, invoicing, and email. We also have access to, and we create and store, sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our employees. The proper functioning of these systems and the security of this data is critical to the efficient operation and management of our business. In addition, these systems could require modifications or upgrades as a result of technological changes or growth in our business. These changes could be costly and disruptive to our operations and could impose substantial demands on management time. Our systems, and those of third-party providers, also could be vulnerable to damage or disruption caused by catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break-ins, unauthorized access, and cyber-attacks. Although we take steps to secure our systems and electronic information, these cybersecurity measures may not be adequate. Any security breaches could compromise our networks and the information stored on them could be improperly accessed, disclosed, lost, or stolen. Any such access, disclosure or other loss of information could disrupt our operations and the services we provide to customers, damage our reputation or our relationships with our customers or result in legal claims or proceedings, any of which could adversely affect our business, reputation, and operating results.

We face risks related to cybersecurity threats and incidents.

We regularly face attempts by others to gain unauthorized access through the internet, or to introduce malicious software, to our IT systems. Individuals or organizations, including malicious hackers and insider threats including employees and third-party service providers, or intruders into our physical facilities, at times attempt to gain unauthorized access to our software, network, and services. We could also be a target of malicious attackers who attempt to gain access to our network or data centers; steal proprietary information related to our business, products, employees, suppliers and customers; interrupt our systems and services or those of our suppliers, customers, or others; or demand a ransom to return control of such systems and services. Such attempts—including but not limited to—social engineering or "phishing" attempts, denial of service attacks and malware (including viruses, trojans and keyloggers) are increasing in number, intensity and in technical sophistication, and are increasingly difficult to detect for periods of time, especially as they relate to attacks on third-party vendors, and, if successful, expose us and any affected parties to risk of loss or misuse of proprietary or confidential information or disruptions of our business operations, including our manufacturing operations. These attacks are often carried out by motivated and highly skilled actors, who are increasingly well-resourced. Our IT infrastructure also includes services provided by third parties, and these service providers can experience breaches of their systems and products that impact the security of our systems and our proprietary or confidential information. In addition, certain factors, such as rapid technology evolution, including increased adoption of artificial intelligence, and geopolitical events, have increased cybersecurity risks. A substantial breach of our or one of our service providers' systems could damage our reputation and result in the loss of revenues, or the misuse of confidential data, manufacturing challenges or disruption, diversion of management attention, litigation, regulatory action and damage to our relationships with vendors, business partners and customers, and we may incur significant expenses to resolve such issues.

Finally, the SEC has adopted new rules that require us to provide greater disclosures around cybersecurity risk management, strategy, and governance, as well as disclose the occurrence of material cybersecurity incidents. We cannot yet predict or estimate the amount of additional costs we will incur in order to comply with these rules or the timing of such costs. These rules and regulations may also require us to report a cybersecurity incident before we have been able to fully assess its impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management's attention from our incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report incidents under these or other similar rules could also result in monetary fines, sanctions, or subject us to other forms of liability. This regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs, and enforcement risks.

Artificial intelligence presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We may adopt and integrate generative artificial intelligence tools into our systems for specific use cases reviewed by legal and information security. Our vendors may incorporate generative artificial intelligence tools into their offerings without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information, and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated and rapidly evolving methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

Our business may be adversely affected by union activities.

Hourly employees at our Wendover facility are represented by a labor union. These employees represent approximately 11% of our total workforce. Our current collective bargaining agreement with the union, which became effective on June 1, 2023, expires on May 31, 2026. Although we believe that our relations with our unionized employees are good, we may not be successful in negotiating a new collective bargaining agreement as a result of general economic, financial, competitive, legislative, political, and other factors beyond our control. Any new agreement could result in a significant increase in our labor costs. In addition, a breakdown in negotiations or failure to timely enter into a new collective bargaining agreement could materially disrupt our Wendover operations.

From time to time, efforts have been made to unionize employees at our other facilities. Additional unionization efforts could disrupt our business, consume management attention, or increase our operating costs. In addition, if these efforts were successful, we could experience increased labor costs, an increased risk of work stoppages, and limits on our flexibility to run our business in the most efficient manner to remain competitive.

We may not be successful in our efforts to sustain or expand water sales due to the status of our water rights, challenges to our water rights, changes in the demand for water in the areas around our facilities, restrictions on water use, or other events, which could adversely impact our financial condition and results of operations.

We have permitted, licensed, declared and partially adjudicated water rights in New Mexico under which we sell water primarily for industrial uses such as in the oil and gas services industry. If there are changes in state or federal regulations regarding oil and gas production or water usage, this could materially impact our ability to monetize our water rights. Third parties can challenge our applications to the OSE to change our water rights permits so that we are authorized to sell water to oil and gas producers. We may not be successful in our efforts to obtain the requisite permit changes. In many cases, sales of water require governmental permits or approvals. A decision to deny, delay, revoke, or modify a permit or approval could prevent us from selling water or increase the cost to provide water. If oil or gas prices decline, if oil and gas development in the Permian Basin decreases, or if demand for fresh water in the Permian Basin declines for other reasons, the demand for water under our water rights could be adversely affected. In addition, we could be required to expend capital to meet customer needs. Any of these events could adversely impact our financial condition and results of operations.

Water rights in New Mexico are subject to a stated place of withdrawal, purpose and place of use. Some of our water right permits, declarations and licenses were originally issued for uses relating to our mining operations. To sell water under these rights for oil and gas development, we must apply for a permit from the OSE to change the point of diversion, purpose and/or place of use of the underlying water rights. The OSE reviews such applications and makes a determination as to the validity of the right and, will approve the proposed change if it determines the requested change will not impair existing water rights, will not be contrary to the conservation of water within the state, and will not be detrimental to the public welfare of the state. Third parties may protest an application to change a point of diversion or purpose or place of use at minimal cost and frequently do so. Once protested, an administrative process begins, whereby the OSE will ultimately determine if the subject application or preliminary authorization will impair existing water rights, will be contrary to the conservation of water within the state or will be detrimental to the public welfare of the state. The OSE's findings can be appealed to a New Mexico district court. Additionally, some of our water rights are permitted water rights for which we still need to provide proof of completion of works and proof of beneficial use to the OSE. Until we file proof of completion of work and proof of beneficial use, the water rights are not vested and may not be approved in their entirety. Please see Note 15 of the Notes to Consolidated Financial Statements for an update on challenges to our water rights.

We may face political and regulatory issues relating to the potential use of the maximum amount of our rights. Any decrease in our water rights could materially impact our ability to monetize our water rights.

Risks Related to Our Industry

Changes in the agricultural industry could exacerbate the cyclical nature of the prices and demand for our products or adversely affect the markets for our products.

Farmers attempt to apply the optimum amounts of fertilizer to maximize their economic returns. A farmer's decision about the application rate for each fertilizer, or the decision to forgo the application of a fertilizer, particularly potash and Trio®, varies from year to year depending on several factors. These factors include crop types, crop prices, weather patterns, fertilizer and other crop input costs, and the level of crop nutrients remaining in the soil following the previous harvest. Farmers are more likely to increase application rates of fertilizers when crop prices are relatively high, fertilizer and other crop input costs are relatively low, or the level of crop nutrients remaining in the soil is relatively low. Conversely, farmers are likely to reduce application of fertilizers when farm economics are weak or declining or the level of crop nutrients remaining in the soil is relatively high. This variability in application rates can impact the cyclical nature of the prices and demand for our products. In addition, farmers may buy and apply potash or Trio® in excess of current crop needs, which results in a build-up of potassium in the soil that can be used by crops in subsequent crop years. If this occurs, demand for our products could be delayed to future periods.

State and federal governmental policies, including farm and ethanol subsidies and commodity support programs, may also influence the number of acres planted, the mix of crops planted, and the use of fertilizers. In addition, there are various city, county, and state initiatives to regulate the use and application of fertilizers due to various environmental concerns. If U.S. agricultural production or fertilizer use decreases significantly due to one or more of these factors, our results of operations could be adversely affected.

Mining is a complex process that frequently experiences production disruptions, which could adversely affect our results of operations.

The process of mining is complex. Production delays can occur due to equipment failures, unusual or unexpected geological conditions, environmental hazards, acts of nature, and other unexpected events or problems. Furthermore, production is dependent upon the maintenance and geotechnical structural integrity of our tailings and storage ponds. The amounts that we are required to spend on maintenance and repairs may be significant.

Our East mine, surface, and support facilities are over 50 years old. As mining progresses at an underground mine, operations typically move further away from the shafts and, despite modernization through sustaining capital, fixed assets may require increased repair or refurbishment. These conditions increase the exposure to higher operating costs or the increased probability of incidents.

Mining is an inherently hazardous industry, and accidents could result in significant costs or production delays.

Mining is hazardous and involves various risks and hazards that can result in serious accidents. If accidents or unforeseen events occur, or if our safety procedures are not followed or are ineffective, we could be subject to liabilities arising out of personal injuries or death, our operations could be interrupted, or we could be required to shut down or abandon affected facilities. Accidents could cause us to expend significant amounts to remediate safety issues or repair damaged facilities.

Existing or expanded oil and gas development near our mines could result in methane gas leaking from an oil and gas well into our mines. We test our mines regularly for methane gas. Unlike coal mines, our mines are not constructed or equipped to deal with methane gas. Any intrusion of methane gas into our mines could cause a fire or an explosion resulting in loss of life or significant property damage or could require the suspension of all mining operations until the completion of extensive modifications and re-equipping of the mine. The costs of modifying our mines and equipment could make it uneconomical to reopen our mines. You can find more information about the co-development of potash and oil and gas resources near our New Mexico facilities under the risk factor below entitled *"Existing and further oil and gas development in the Designated Potash Area could impair our potash reserves, which could adversely affect our financial condition or results of operations."*

The grade of ore that we mine could vary due to the complex geology and mineralogy of our reserves, which could adversely affect our production and our results of operations.

Ore bodies have complex geology. Our production is affected by the mineral content and other mineralogy of the ore. Our projections of ore grade may not be accurate. There are numerous uncertainties inherent in estimating ore grade, including many factors beyond our control. As the grade of our remaining ore reserves decreases over time, we need to process more ore to produce the same amount of saleable-grade product, increasing our costs and slowing our production. In addition, there are few opportunities to acquire more reserves in the areas around our current operations. If we are unable to process more ore to maintain current production levels, if the processing of more ore materially increases our costs, or if our ore grade projections are not accurate, our results of operations would be adversely affected.

If the assumptions underlying our reserve estimates are inaccurate or if future events cause us to negatively adjust our previous assumptions, the quantities and value of our reserves, and in turn our financial condition and results of operations, could be adversely affected.

There are numerous uncertainties inherent in estimating our potash and langbeinite reserves. As a result, our reserve estimates necessarily depend upon several assumptions, including the following:

- geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experiences in areas where we currently mine or operate;
- future potash and Trio® prices, operating costs, capital expenditures, royalties, severance and excise taxes, and development and reclamation costs;
- future mining technology improvements;
- the effects of governmental regulation; and
- variations in mineralogy.

In addition, because reserves are estimates built on various assumptions, they cannot be audited for the purpose of verifying exactness. It is only after extraction that reserve estimates can be compared to actual values to adjust estimates of the remaining reserves. If any of the assumptions that we make in connection with our reserve estimates are incorrect, the amounts of potash and langbeinite that we can economically recover from our mines could be significantly lower than our reserve estimates. In addition, we periodically review the assumptions underlying our reserve estimates. If future events cause us to negatively adjust our previous assumptions, our reserve estimates could be adversely affected. In any of these events, our financial condition and results of operations could be adversely affected.

Existing and further oil and gas development in the Designated Potash Area could impair our potash reserves, which could adversely affect our financial condition or results of operations.

The U.S. Department of the Interior ("DOI") and the New Mexico Oil Conservation Division ("OCD") regulate the co-development of mineral resources—both potash and oil and gas—on federal lands and state lands, respectively, in what the DOI has designated as the Designated Potash Area. This 497,000-acre region outside of Carlsbad, New Mexico, includes all of our New Mexico operations and facilities. In 2012, the DOI issued an updated order that provides guidance to the BLM and industry on the co-development of these resources. See Order 3324 issued by the Secretary of the Interior on December 4, 2012 ("2012 Secretary's Order").

It is possible that oil and gas drilling in the Designated Potash Area could limit our ability to mine valuable potash and langbeinite reserves or mineralized deposits because of setbacks from oil and gas wells and the establishment of unminable buffer areas around oil or gas wells. It is also possible that the BLM or OCD could determine that the size of these unminable buffer areas should be larger than they are currently, which could impact our ability to mine our reserves. We review applications for permits to drill oil and gas wells as they are publicly disclosed by the BLM and the State of New Mexico. When appropriate, we protest applications for drilling permits that we believe should not be drilled consistent with the operative federal and state rules and that could impair our ability to mine our reserves or put at risk the safety of our employees. We may not prevail in these protests or be able to prevent wells from being drilled in the vicinity of our reserves. If, notwithstanding our protests and appeals, a sufficient number of wells are drilled through or near our reserves, our reserves could be significantly impaired, which could adversely affect our financial condition or results of operations.

The mining business is capital intensive and our inability to fund necessary or desirable capital expenditures could have an adverse effect on our growth and profitability.

The mining business is capital intensive. We may find it necessary or desirable to make significant capital expenditures in the future to sustain or expand our existing operations and may not have, or have access to, the financial resources to pursue these expenditures. If costs associated with capital expenditures increase or if our earnings decrease significantly or we do not have access to the capital markets, we could have difficulty funding any necessary or desirable capital expenditures at an acceptable rate or at all. This could limit the expansion of our production or make it difficult for us to sustain our existing operations at optimal levels. Increased costs for capital expenditures could also have an adverse effect on the profitability of our existing operations and returns from our most recent strategic projects.

Risks Related to Financial Position, Indebtedness and Additional Capital Needs

The execution of strategic projects could require more time and money than we expect, which could adversely affect our results of operations and financial condition.

From time to time, we invest in strategic projects. The completion of these projects could require significantly more time and money than we expect. In some cases, the construction or commissioning processes could force us to slow or shut down normal operations at the affected facility for a period of time, which would cause lower production volume and higher production costs per ton. In addition, our management team and other employees may be required to spend a significant amount of time addressing strategic projects, which could mean that our normal operations receive less time and attention. As we proceed with one or more of these strategic projects, we may not realize the expected benefits despite substantial investments, they may cost significantly more than we expect, or we may encounter additional risks that we did not initially anticipate.

Future indebtedness could adversely affect our financial condition and impair our ability to operate our business.

As of December 31, 2025, we had no outstanding borrowings under a revolving credit facility that allows us to borrow up to $150 million. This credit facility expires in 2027. In the future, we may be unable to obtain new financing or refinancing on acceptable terms, or at all. In addition, we may incur additional indebtedness in the future. The agreements governing the credit facility restrict, but do not prohibit, us from incurring additional indebtedness.

Future indebtedness could have important consequences, including the following:
- limiting our ability to borrow additional money or sell additional shares of common stock to fund our working capital, capital expenditures, and debt service requirements;
- limiting our flexibility in planning for, or reacting to, changes in our business;
- being more highly leveraged than some of our competitors, which could place us at a competitive disadvantage;
- being vulnerable to a downturn in our business or the economy;
- requiring us to dedicate a substantial portion of our cash flows from operations to the repayment of our indebtedness, thereby reducing the availability of our cash flows for other purposes; and
- adversely affecting our business and financial condition if we default on or are unable to service our indebtedness, are unable to refinance such indebtedness on favorable terms or are unable to obtain additional financing, as needed.

Our debt agreement contains financial and other restrictive covenants. For example, the agreement includes financial covenants that require us to maintain a maximum leverage ratio (as these ratios are defined under the agreement). For more information about financial covenants, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

These covenants could limit our ability to engage in activities that are in our long-term best interests. Our failure to comply with these covenants would result in an event of default that, if not waived, could result in the acceleration of all outstanding indebtedness. The credit facility is secured by substantially all of our assets. As such, an event of default could also result in our lenders foreclosing on some or all of our assets.

Adverse conditions in the domestic and global economy and disruptions in the financial markets could negatively affect our results of operations and financial condition.

Global and domestic economic volatility and uncertainty, for example, as a result of rising interest rates, a recession or fear of a recession, global trade uncertainties, tariffs, international conflicts, epidemics or other significant health concerns, and inflation, can create uncertainty for farmers and customers in the geographic areas where we sell our products. If farmers reduce, delay, or forgo their potash and Trio® purchases because of economic volatility or uncertainties the results of our operations would be adversely affected. Moreover, volatility and disruptions in the financial markets could limit our customers' ability to obtain adequate financing or credit to purchase and pay for our products, which would decrease our sales volume and increase our risk of non-payment by customers. Changes in governmental banking, monetary, and fiscal policies to restore liquidity and increase credit availability may not be effective. It is difficult to determine the extent of economic and financial market problems and the many ways in which they could negatively affect our customers and business. In addition, if we are required to raise additional capital or obtain additional credit during an economic downturn, we could be unable to do so on favorable terms or at all.

Market upheavals due to military actions, pandemics, terrorist attacks, other catastrophic events, or economic repercussions from those events could reduce our sales or increase our costs.

Actual or threatened armed conflicts, terrorist attacks, military or trade disruptions, or other catastrophic events, including pandemics and other public health crises, affecting the areas where we or our competitors do business could disrupt the global market for potassium-based products. As a result, our competitors may increase their sales efforts in our geographic markets and pricing of our products could suffer. If this occurs, we could lose sales to our competitors or be forced to lower our prices. In addition, due to concerns related to terrorism or the potential use of certain fertilizers as explosives, local, state, and federal governments could implement new regulations impacting the production, transportation, sale, or use of potassium-based products. These new regulations could result in lower sales or higher costs.

The loss or substantial decline in revenue from larger customers or certain industries could have a material adverse effect on our revenues, profitability, and liquidity.

Despite diversification across multiple industries, including agricultural, industrial, and feed, larger customers, at times, comprise a significant portion of our sales revenue. For example, in 2024 one customer in our potash and Trio® segments accounted for approximately 10%, or $25.6 million, of our total consolidated revenues. In 2023 and 2022, this same customer accounted for approximately 12%, or $33.4 million, and 10%, or $35.0 million of our total consolidated revenues, respectively. If we experience a significant decline in sales from our larger customers or in certain industries, it may be difficult to replace those sales which could have a material effect on our results of operations.

Inflation could result in higher costs and decreased profitability.

Our business can be affected by inflation, including higher costs for transportation (including freight rates), energy, materials, supplies, labor, and other costs. Our ability to recover inflation-driven cost increases may be constrained by the terms of our contracts, the competitive nature of the bidding process, and the economic and industry conditions prevailing in the markets where we operate. Significant inflation presents a risk of materially increasing our costs and adversely impacting our profitability and overall financial performance.

We are subject to financial assurance requirements and failure to satisfy these requirements could materially affect our business, results of our operations and our financial condition.

As part of our business operations, we are required to maintain financial surety or performance bonds with state and federal agencies and fund reclamation and site cleanup following the ultimate closure of our mines. We incur costs to maintain these financial assurance bonds and failure to satisfy these financial assurance requirements could materially affect our business, the results of our operations and our financial condition.

Risks Related to Compliance, Regulatory and Legal Issues

If we are unable to obtain and maintain the required permits, governmental approvals, and leases necessary for our operations, our business could be adversely affected.

We hold numerous environmental, mining, safety, and other permits and governmental approvals authorizing and regulating the operations at each of our facilities. An agency's decision to deny or delay a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could prevent or limit us from continuing our operations at the affected facility, which could have an adverse effect on our business, financial condition, and results of operations. For example, the majority of the water we use for our HB and East operations are derived from wells located on state lands, which we access through an easement issued by the New Mexico State Land Office ("NMSLO"). We are currently operating under a temporary renewal of our water rights easement that expires on May 5, 2026. We are working collaboratively with the NMSLO for a long-term renewal of the easement. While we anticipate we will be successful in obtaining a renewal, it is not guaranteed. The failure to timely renew or the loss of this easement could have a material adverse effect on us, including disruption or cessation of operations.

In addition, we could be required to expend significant amounts to obtain, or come into compliance with, these permits, approvals, and leases, or we could be required to make significant capital investments to modify or suspend our operations at one or more of our facilities. For example, our HB operations are subject to a discharge permit issued by NMED that we may have to expend significant capital to comply with, as NMED may include new or modified conditions to the permit when it is renewed.

Any expansion of our existing operations would require us to secure the necessary environmental and other permits and approvals. We may not be able to obtain these permits and approvals in a timely manner or at all. In addition, under certain circumstances, the federal government must consider and study a project's likely environmental impacts. Based on the federal government's evaluation, it could require an environmental assessment or an environmental impact statement in order to approve a project or permit, which could result in significant time delays and costs. Furthermore, many of our operations occur on land that is leased from federal and state government authorities. Expansion of our existing operations could require securing additional federal and state leases. We may not be able to obtain or renew these leases on favorable terms or at all. In addition, our existing leases generally require us to commence mining operations within a specified time frame and to continue mining in order to retain the lease. The loss or non-renewal of a lease could adversely affect our ability to mine the associated reserves.

Also, certain of our existing leases require us to make royalty payments based on the revenue generated by the potash, langbeinite, water, or byproducts that we extract from the leased land. The royalty rates are subject to change whenever we renew our leases, which could lead to significant increases in these rates. As of December 31, 2025, approximately 6% of our state, federal and private lease acres at our New Mexico facilities (including leases at the HB and North mines) will be up for renewal within the next five years while none of our state and federal lease acres at our Utah operations will be up for renewal within the next five years. Increases in royalty rates would reduce our profit margins and, if the increases were significant, would adversely affect our results of operations. Reporting of royalties is subject to periodic audits by federal and state officials.

Changes in laws and regulations affecting our business, or changes in enforcement practices, could adversely affect our financial condition or results of operations.

We are subject to numerous federal, state, and local laws and regulations covering a wide variety of business practices. Changes in these laws or regulations could require us to modify our operations, objectives, or reporting practices in ways that adversely impact our financial condition or results of operations. In addition, new laws and regulations, including economic sanctions, or new interpretations of or enforcement practices with respect to existing laws and regulations, could similarly impact our business. For example, the recent imposition of additional tariffs, or proposed tariffs, by the U.S. on various countries (as well as potential retaliatory tariffs against the U.S.), could increase our cost of doing business and may lead to further challenges for us in the various markets in which we operate.

Additionally, we are subject to significant regulation under MSHA and OSHA. High-profile mining accidents could prompt governmental authorities to enact new laws and regulations that apply to our operations or to more strictly enforce existing laws and regulations. See also "*Environmental laws and regulations could subject us to significant liability and require us to incur additional costs.*"

Unanticipated litigation or investigations, or negative developments in pending litigation or investigations or with respect to other contingencies, could adversely affect us.

We are currently, and may in the future become, subject to litigation, arbitration, or other legal proceedings with other parties. Any claim that is successfully asserted against us in these legal proceedings, or others that could be brought against us in the future, may adversely affect our financial condition or results of operations.

We could incur significant environmental liabilities with respect to our current, future or former facilities.

Risks of environmental liabilities is inherent in our current and former operations. At many of our past and present facilities, releases and disposals of regulated substances have occurred and could occur in the future, which could require us to investigate, undertake or pay for remediation activities under federal or state laws and regulations. Our facilities are also subject to laws and regulations which require us to monitor and detect potential environmental hazards and damages. Our procedures and controls may not be sufficient to timely identify and protect against potential environmental damages and related costs. We record accruals for contingent environmental liabilities when we believe it is probable that we will be responsible, in whole or in part, for environmental investigation, asset retirement obligation or remediation activities and the expenditures for these activities are reasonably estimable. However, the extent and costs of any environmental investigation, asset retirement obligation or remediation activities are inherently uncertain and difficult to estimate and could exceed our expectations, which could materially affect our financial condition and operating results.

We may face significant product liability claims and product recalls, which could harm our business and reputation.

We face exposure to product liability and other claims if our products cause harm, are alleged to have caused harm or have the potential to cause harm to consumers or their property. In addition, our products or products manufactured by our customers using our products could be subject to a product recall as a result of product contamination, our failure to meet product specifications or other causes. For example, the use and application of our animal feed and plant nutrition products could result in a product recall if it were alleged that they were contaminated.

A product recall could result in significant losses due to the costs of a recall, the destruction of product inventory and production delays to identify the underlying cause of the recall. We could be held liable for costs related to our customers' product recall if our products cause the recall or other product liability claims if our products cause harm to our customers or their property. Additionally, a significant product liability case, product recall or failure to meet product specifications could result in adverse publicity, harm to our brand and reputation and significant costs, which could have a material adverse effect on our business and financial performance. Our insurance coverage may be insufficient to cover all losses related to product liability claims and product recalls.

Anti-corruption laws and regulations could subject us to significant liability and require us to incur costs.

As a result of our international sales, we are subject to the U.S. Foreign Corrupt Practices Act (the "FCPA") and other laws that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Our international activities create the risk of unauthorized payments or offers of payments in violation of the FCPA or other anti-corruption laws by one of our employees, consultants, sales agents, or distributors even though these persons are not always subject to our control. Although we have implemented policies and training designed to promote compliance with these laws, these persons may take actions in violation of our policies. Any violations of the FCPA or other anti-corruption laws could result in significant civil or criminal penalties and have an adverse effect on our reputation.

Risks Related to the Environment and Climate

Physical effects of climate change, and climate change legislation, could have a negative effect on us and our customers, and, in turn, our results of operations.

The impact of climate change on our operations and our customers' operations remains variable and uncertain. The physical effects of climate change could have an adverse effect on us and our customers as experts believe that climate change may be associated with more extreme weather conditions. These effects could include, but may not be limited to, changes in regional weather patterns, including drought and rainfall levels, timing and duration of wintry precipitation and snow events, water availability, sea levels, storm patterns and intensities and temperature levels, including increased volatility in seasonal temperatures via excessively hot or cold temperatures. These extreme weather conditions could vary by geographic location.

Severe climate change could have an adverse effect on our costs, production, or sales, especially with respect to our solar operations, which require hot, arid summer weather conditions. Prolonged periods of precipitation or cooler weather during the evaporation season could reduce evaporation rates, leading to decreases in our production levels. Similarly, drought or decreased mountain snowfall and associated freshwater run-off could change brine levels, impacting our mineral harvesting process at our Wendover facility. The occurrence of these events at our solar operations could lead to decreased production levels, increased operating costs and require us to make significant additional capital expenditures. Furthermore, weather conditions have historically caused volatility in the agricultural industry and, as a result, in our results of operations, by causing crop failures or significantly reduced harvests, which can adversely affect application rates, demand for our products and our customers' creditworthiness. Weather conditions can also lead to drought or wildfires, which could adversely impact growers' crop yields and the uptake of our products, which would reduce the need for application of our products for the following planting season, which could result in lower demand for our products and negatively impact the prices of our products. Finally, salt and magnesium chloride sales into the deicing market and our ability to utilize certain water rights for sale into oil and gas markets may be adversely affected by weather conditions in our markets. Any prolonged change in weather patterns in our markets, as a result of climate change or otherwise, could have a material impact on the results of our operations.

In recent years, the U.S. Congress considered legislation to reduce emissions of greenhouse gases ("GHGs"). Such initiatives could restrict our or our customers' operations, require us or our customers to make changes in our respective businesses that would increase our operating costs, reduce our efficiency or limit our output, require us to make capital improvements to our facilities, increase our energy, raw material and transportation costs or limit their availability, or otherwise materially adversely affect our financial condition and results of operations. In addition, a number of states are addressing GHG emissions, primarily through the development of emission inventories or regional GHG cap and trade programs. Depending on the particular program, we and our customers could be required to control GHG emissions or to purchase and surrender allowances for GHG emissions resulting from our operations.

It is possible that future legislation or regulation addressing climate change, including, any changes to existing agreements or any new international agreements, could adversely affect our operations, energy, raw material and transportation costs, results of operations, liquidity or capital resources, and these effects could be material or adversely impact us. In addition, to the extent climate change restrictions imposed in countries where our competitors operate, such as Canada, Russia, and Belarus, are less stringent than in the U.S., our competitors could gain cost or other competitive advantages over us.

We have also made certain public statements regarding our commitment to the environment and our focus on protecting the environments, resources, and ecosystems surrounding our locations. Although we intend to work closely with communities and make it a priority to protect the natural resources surrounding our operation, we may be required to expend significant resources to do so, which could increase our operational costs. Further, there can be no assurance of the extent to which our goals will be achieved, or that any future investments we make in furtherance of achieving such target and goal will meet investor expectations or legal standards, if any, regarding sustainability performance. Moreover, we may determine that it is in the best interest of our Company and our stockholders to prioritize other business investments over the achievement of our current plans based on economic, technological developments, regulatory and social factors, business strategy or pressure from investors, activist groups, or other stakeholders. If we are unable to meet these commitments, then we could incur adverse publicity and reaction from investors, activist groups, or other stakeholders, which could adversely impact the perception of us and our products and services by current and potential customers, as well as investors, which could in turn adversely impact our results of operations. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and harm our business.

Environmental laws and regulations could subject us to significant liability and require us to incur additional costs.

We are subject to many environmental, safety, and health laws and regulations, including laws and regulations relating to mine safety, mine land reclamation, remediation of hazardous substance releases, and discharges into the soil, air, and water.

Our operations, as well as those of our predecessors, have involved the use and handling of regulated substances, hydrocarbons, potash, salt, related potash and salt byproducts, and process tailings. These operations resulted, or may have resulted, in soil, surface water, and groundwater contamination. At some locations, salt-processing waste, building materials (including asbestos-containing material), and ordinary trash may have been disposed of or buried in areas that have since been closed and covered with soil and other materials.

We could incur significant liabilities under environmental remediation laws such as CERCLA due to the ownership or operations in our current or former facilities, adjacent or nearby third-party facilities, or off-site disposal locations. Under CERCLA and similar state laws, in some circumstances liability may be imposed without regard to fault or legality of conduct and one party may be required to bear more than its proportional share of cleanup costs at a site. Liability under these laws involves inherent uncertainties.

We are also subject to federal and state environmental laws that regulate discharges of pollutants and contaminants into the environment, such as the CWA and the CAA. For example, our water disposal processes rely on dikes and reclamation ponds that could breach or leak, resulting in a possible prohibited release into the environment. Moreover, although the North mine in New Mexico and the Moab mine in Utah are designated as zero discharge facilities under the applicable water quality laws and regulations, these mines could experience some water discharges during significant rainfall events.

We expect that we will be required to continue to invest in environmental controls at our facilities and that these expenses could be significant. In addition, violations of environmental, safety, and health laws could subject us to civil and, in some cases, criminal sanctions. We could also be required to invest in additional equipment, facilities, or employees, or could incur significant liabilities, due to any of the following:

- changes in the interpretation of environmental laws;
- modifications or amendments to current environmental laws;
- the issuance of more stringent environmental laws; and
- malfunctioning process or pollution control equipment.

The mining and processing of potash and langbeinite also generate residual materials that must be managed both during the operation of the facility and upon facility closure. For example, potash tailings, consisting primarily of salt, iron, and clay, are stored in surface disposal sites and require management. At least one of our New Mexico facilities, the HB mine, may have issues regarding lead in the tailings pile as a result of previous owners' operations. During the life of the tailings management areas, we have incurred and will continue to incur significant costs to manage potash residual materials in accordance with environmental laws and regulations and permit requirements.

As a potash producer, we currently are exempt from certain State of New Mexico mining laws related to reclamation obligations. If this exemption were to be eliminated or restricted, we could be required to incur significant expenses related to reclamation at our New Mexico facilities.

For more information about environmental, safety and health matters affecting our business, see "Business-Environmental, Safety, and Health Matters."

<p style="text-align: center;">Risks Related to our Common Stock</p>

<p style="text-align: center;">The price of our common stock may be volatile, and you could lose all or part of your investment.</p>

The market price of our common stock has experienced, and may continue to experience, volatility. For example, during 2025, the market price of our common stock ranged between $20.86 and $39.01. These fluctuations may continue because of numerous factors, including, but not limited to, the following:

- our operating performance and the performance of our competitors;
- the public's reaction to our press releases, other public announcements, or filings with the SEC;
- changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;
- variations in general economic, market, and political conditions;
- changes in commodity prices or foreign currency exchange rates;
- substantial sales of common stock by us in connection with future acquisitions or capital raising activities;
- actions of our current stockholders, including sales of common stock by our directors and executive officers;
- the arrival or departure of key personnel;
- other developments affecting us, our industry, or our competitors; and
- the other risks described in this Annual Report.

Our financial position, cash flows, results of operations, and stock price could be materially adversely affected if commodity prices decline. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. Our stock price may experience extreme volatility due to uncertainty regarding, among other things, commodity prices. These market fluctuations may materially and adversely affect our stock price, regardless of our operating results.

Our stock is currently listed on the NYSE. For continued listing, we are required to meet specified listing standards, including a minimum stock price, market capitalization, and stockholders' equity. If we are unable to meet the NYSE's listing standards the NYSE would delist our common stock. At that point, it is possible that our common stock could be quoted on the over-the-counter bulletin board or the pink sheets. This could have negative consequences, including reduced liquidity for stockholders; reduced trading levels for our common stock; limited availability of market quotations or analyst coverage of our common stock; stricter trading rules for brokers trading our common stock; and reduced access to financing alternatives for us. We also would be subject to greater state securities regulation if our common stock was no longer listed on a national securities exchange. Volatility of our common stock may make it difficult for you to resell shares of our common stock when you want or at attractive prices.

The future issuance and sale of additional shares of our common stock or an announcement that the issuances and sales may occur, may adversely affect the market price of our common stock.

We cannot predict the size of future issuances or sales of shares of our common stock in connection with future acquisitions or capital raising activities, or the effect, if any, that the issuances or sales may have on the market price of our common stock. The issuance and sale of substantial amounts of shares of our common stock or an announcement that the issuances and sales may occur, could adversely affect the market price of our common stock.

We do not anticipate paying cash dividends on our common stock.

We currently intend to retain earnings to reinvest for future operations and growth of our business and do not anticipate paying any cash dividends on our common stock. Accordingly, realization of any gain on our common stock will depend on the appreciation of the price of the shares of our common stock, which may never occur. However, our Board of Directors, in its discretion, may decide to declare a dividend at an appropriate time in the future, subject to the terms of our revolving credit agreement. A decision to pay a dividend would depend upon, among other factors, our results of operations, financial condition, and cash requirements and the terms of our revolving credit agreement at the time a payment is considered.

Provisions in our charter documents and Delaware law may delay or prevent a third party from acquiring us.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various barriers to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our current certificate of incorporation and bylaws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. Among other things, these provisions:

- allow our Board of Directors to create and issue preferred stock with rights senior to those of our common stock without prior stockholder approval, except as may be required by NYSE rules;
- do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
- prohibit stockholders from calling special meetings of stockholders;
- prohibit stockholders from acting by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
- require vacancies and newly created directorships on the Board of Directors to be filled only by affirmative vote of a majority of the directors then serving on the Board;
- establish advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting; and
- classify our Board of Directors so that only some of our directors are elected each year.

These provisions also may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest, or other transaction that might otherwise result in our stockholders receiving a premium over the market price of the common stock they own.

We may issue additional securities, including securities that are senior in right of dividends, liquidation, and voting to our common stock, without your approval, which would dilute your existing ownership interests.

Our Board of Directors may issue shares of preferred stock or additional shares of common stock without the approval of our stockholders, except as may be required by NYSE rules. Our Board of Directors may approve the issuance of preferred stock with terms that are senior to our common stock in right of dividends, liquidation, or voting. Our issuance of additional common shares or other equity securities of equal or senior rank will have the following effects:

- our pre-existing stockholders' proportionate ownership interest in us will decrease;
- the relative voting strength of each previously outstanding common share may diminish; and
- the market price of the common stock may decline.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Cybersecurity Risk Management and Strategy

We take cybersecurity seriously and have developed a cybersecurity program that consists of processes, policies, and controls for assessing, identifying, managing, and responding to material risks from these threats. Our cybersecurity program is integrated within our broader risk management function that identifies, monitors, and mitigates business, operational, financial, and legal risks.

Our processes include controls that our Director of Information Technology and our Technology Department implement, which seek to protect our company, assets, information, and our employees from cyber threats, and provide regular education for our employees.

For example, as part of our cybersecurity program, we have implemented controls that are designed to prohibit unauthorized access to our systems. These include password requirements, onboarding and termination processes, multi-factor authentication, and other condition-based access controls. We also use external controls and security systems that identify and prevent malicious activity or unauthorized access on an ongoing basis such as firewalls, endpoint protection, intrusion detection, and email security, among others.

In addition, our intrusion detection systems identify patterns of behavior consistent with attack methods, as well as other anomalous behavior on our network. This technology acts autonomously to block activities deemed to be high risk. Our endpoint protection system is monitored twenty-four hours a day, seven days a week, by a third-party service provider who investigates every alert and remotely resolves issues such as removal of malware, blocking malicious activity, or by quarantining systems from the network if necessary.

We recognize that cybersecurity incidents are often a result of employees' actions, including responding to phishing emails, opening malicious attachments, or visiting compromised websites. Therefore, another aspect of our cybersecurity program focuses on preventing such incidents by way of strong email security, web browsing protection systems, and by providing regular education and communication to our employees to increase their cybersecurity awareness of how to detect and respond to cyber threats. We periodically assess our employees' awareness level of these risks by conducting periodic phishing tests.

In the event of an incident, meaning a compromise is not contained by our security systems and has the potential to adversely impact the organization, we have a structured Incident Response Plan in place that is based on National Institute of Standards and Technology ("NIST") guidelines that provide rules for communicating incidents to management based on defined categorizations of the incident, as well as an orderly process for addressing and documenting the incident. As part of our business continuity and disaster recovery strategy, we have a strong backup and off-site data replication process, including an air-gap data vault solution for replication of backups of critical systems. Restorations from these systems are tested on a quarterly basis.

We use a third party to perform annual security assessments. This includes both external penetration testing and internal vulnerability testing, as well as a security program maturity assessment based on the NIST framework. External testing consists of scanning all our public IP addresses for open ports and determining if any device or service on those ports have known vulnerabilities. Internal vulnerability testing is performed from within the network to determine if any known vulnerabilities exist due to outdated patches or insecure configurations. The security program maturity assessment is a review of our policies and practices against a set of standard best practice controls identified by the NIST to determine a maturity level score. We use this assessment to focus our efforts on continually improving our cybersecurity policies and practices. We currently do not have any formal processes to oversee or identify cybersecurity risks associated with third-party service providers but our Director of Information Technology generally evaluates such risks.

Governance

Our Board of Directors, in coordination with the Audit Committee, oversees our risk management program, including the management of cyber threats. The Board of Directors and senior management are actively involved in reviewing our information security and cybersecurity strategies and updating as risks evolve.

Our Board of Directors and our Audit Committee each receive annual presentations and reports from our Director of Information Technology on developments in the cybersecurity space, including risk management practices, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security issues encountered by our peers and third parties. In addition, on an annual basis, our Board of Directors and the Audit Committee discuss our approach to overseeing cybersecurity threats with our Director of Information Technology and other members of senior management to better assess our approach to cyber threats.

When a threat or other issue is identified, our Director of Information Technology will notify the senior management team and initiate the appropriate response plan based on the criticality of the threat or issue. Our Director of Information Technology along with our management team, which includes our Chief Executive Officer, Chief Financial Officer, and General Counsel, will coordinate to execute the appropriate response plan and will also investigate any issue to determine whether an incident is material, requiring disclosure to shareholders in SEC filings. Our Board of Directors and our Audit Committee also receive prompt and timely information regarding any cybersecurity risk and ongoing updates regarding any such risk.

Our Director of Information Technology has over thirty years of experience in information technology, which includes the past twenty years managing Intrepid's information technology infrastructure, business applications, compliance programs, and cybersecurity systems. Although our management team and Audit Committee receive information regarding our cybersecurity program and help assess our strategy based on their knowledge of our business and industry, no member of the management team or Audit Committee has technology or cybersecurity expertise. Certain members of the Audit Committee have experience with cybersecurity programs and implementing cybersecurity procedures as leaders of businesses and through their service on other boards. Risks from cybersecurity threats have not materially affected our company, including our business strategy, results of operations, or financial condition. While we believe our approach to cybersecurity is reasonable, given the rapidly evolving nature of cybersecurity incidents, there can be no assurance that the controls we have designed and implemented will be sufficient in preventing future incidents or attacks.

ITEM 2.   PROPERTIES

Overview of Properties

Our extraction and production operations are conducted entirely in the continental U.S. We produce potash from three solution mining facilities: our HB solution mine in Carlsbad, New Mexico, our solution mine in Moab, Utah, and our brine recovery mine in Wendover, Utah. We also operate our North compaction facility in Carlsbad, New Mexico, which compacts and granulates product from the HB mine. We produce Trio® from our conventional underground East mine in Carlsbad, New Mexico. We also have the West facility, which is a conventional underground potash mine that is not in operation and is in care-and-maintenance mode.

We operate Intrepid South located in Lea County in southeastern New Mexico, which is comprised of 21,796 fee surface acres, and 27,858 acres of BLM grazing leases.

We conduct most of our mining operations on properties that we lease from states or the federal government. These leases generally contain stipulations that require us to commence mining operations within a specified term and continue mining to retain the lease.

The stipulations on our leases are subject to periodic readjustment by the applicable state government and the federal government. The lease stipulations could change in the future, which could impact the economics of our operations. Our federal leases are for indefinite terms subject to readjustment of the lease stipulations, including the royalty payable to the federal government, every 20 years. Our leases with the State of New Mexico are issued for terms of 10 years and for as long thereafter as potash is produced in commercial quantities and are subject to readjustment of the lease stipulations, including the royalty payable to the state. Our leases with the State of Utah are for terms of 10 years subject to extension and possible readjustment of the lease by the State of Utah. Our leases for our Moab mine are operated as a unit under a unit agreement with the State of Utah, which extends the terms of all of the leases as long as operations are conducted on any portion of the leases. The term of the state leases for our Moab mine is currently extended through the end of 2034. As of December 31, 2025, approximately 6% of our state, federal, and private lease acres at our New Mexico facilities will be up for renewal within the next five years, and none of our state and federal lease acres at our Utah operations will be up for renewal within the next five years.

The following tables provide a summary of our mineral resources and reserves. Additional information is provided in the Individual Property Disclosures below.

Summary of Mineral Resources in Millions of Tons of Sylvinite and Langbeinite as of December 31, 2025.

	Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resources		Inferred Mineral Resources	
	Amount (Mt)	Grade (%K_2O)	Amount (Mt)	Grade (%K_2O)	Amount (Mt)	Grade (%K_2O)	Amount (Mt)	Grade (%K_2O)
Sylvinite								
New Mexico								
IPNM	225	15	104	15	329	15	—	—
Utah								
Moab	97	26	190	25	287	25	38	23
Wendover	—	—	80	0.5	80	0.5	625	0.5
Total	322	18.3	374	17.0	696	17.6	663	1.8
Langbeinite								
New Mexico								
IPNM	40	10	40	10	80	10	—	—
Total	40	10	40	10	80	10	—	—

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add or compute due to rounding.

Summary of Mineral Resources in Millions of Tons of Sylvinite and Langbeinite as of December 31, 2024.

	Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resources		Inferred Mineral Resources	
	Amount (Mt)	Grade (%K_2O)	Amount (Mt)	Grade (%K_2O)	Amount (Mt)	Grade (%K_2O)	Amount (Mt)	Grade (%K_2O)
Sylvinite								
New Mexico								
IPNM	288	16	164	14	452	15	—	—
Utah								
Moab	97	26	190	25	287	25	38	23
Wendover	—	—	175	0.5	175	0.5	1,358	0.5
Total	385	18.5	529	13.5	914	15.6	1,396	1.1
Langbeinite								
New Mexico								
IPNM	67	10	59	10	126	10	—	—
Total	67	10	59	10	126	10	—	—

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add or compute due to rounding.

Wendover - Summary of Brine Mineral Resource Estimate as of December 31, 2025

Resource Category	K Brine[1] (Mt)	Grade (%K)	Contained Mg[2] (Mt)	Contained Li[2] (Kt)	Contained LCE[3] (Kt)
Measured Mineral Resources	233.1	0.21	0.29	4.2	22.5
Indicated Mineral Resources	601.0	0.37	1.22	18.2	96.7
Measured + Indicated Mineral Resources	834.1	0.32	1.51	22.4	119.2
Inferred Mineral Resources	377.8	0.42	1.05	15.6	83.1

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add or compute due to rounding.

[1] - K Brine is the recovered K bearing brine in solution at average concentrations by weight in the shallow and deep aquifers on fee and state lands.

[2] - Li and Mg brines are found in the aquifers in ratios of K:Mg = 1.7 to 1.8 and K:Li = 117 to 121.

[3] - To describe the resource in terms of 'industry standard' lithium carbonate equivalent (LCE), a conversion factor of 5.323 was used to convert Li to LCE.

Mineral Resources were prepared by RESPEC, a qualified firm for the estimate and independent of Intrepid Potash.

Mineral Resources are reported on a 100% basis, exclusive of potash mineral reserves.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

K_2O Mineral Resources are reporting using Inverse Distance Squared (ID^2) estimation methods.

Per ton mine site product pricing basis: K2O = $475, LCE = $10,000, Mg = $5,000.

KCl processing recovery = 85%.

Mt = million tons, Kt = thousand tons, % = percent, K2O = potassium oxide, LCE = Lithium Carbonate Equivalent, Mg = Magnesium

We engaged RESPEC, a qualified firm and independent of Intrepid, to prepare a technical report summary for our IPNM material properties as of December 31, 2025, because changes in our life of mine production forecast and production costs resulted in material changes from the technical report summary prepared by RESPEC as of December 31, 2024. We also engaged RESPEC to prepare a technical report summary for our Wendover material property as of December 31, 2025, because changes in our life of mine production forecast and production costs resulted in material changes from the technical report summary prepared by RESPEC as of December 31, 2023, and to show brine mineral resources for lithium and magnesium chloride. We did not have any material changes to our mineral resources at December 31, 2025, compared to December 31, 2024, at our Moab material property. The material assumptions and criteria used for the mineral resource estimates are discussed in more detail in Section 11 of the respective Technical Report Summaries filed as Exhibits 96.1 through 96.3 to this Annual Report.

Summary of Mineral Reserves in Millions of Product Tons of Potash and Langbeinite as of December 31, 2025, and 2024.

| | Proven Mineral Reserves | | | | Probable Mineral Reserves | | | | Total Mineral Reserves | | | |
	Amount (Mt)		In Situ Grade (%K$_2$O)		Amount (Mt)		In Situ Grade (%K$_2$O)		Amount (Mt)		In Situ Grade (%K$_2$O)	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Sylvinite												
New Mexico[1]												
IPNM	3.0	3.4	22.9	22.9	—	—	—	—	3.0	3.4	22.9	22.9
Utah												
Moab[1]	2.0	2.2	28.7	28.6	0.3	0.3	28.9	28.9	2.3	2.5	28.8	28.6
Wendover[2]	—	—	—	—	1.9	1.7	0.5	0.5	1.9	1.7	0.5	0.5
Total	5.0	5.6	25.2	25.1	2.2	2.0	4.4	4.8	7.2	7.6	18.9	19.8
Langbeinite												
New Mexico[3]												
IPNM	3.9	—	7.5	—	3.3	—	6.6	—	7.2	—	7.1	—
Total	3.9	—	7.5	—	3.3	—	6.6	—	7.2	—	7.1	—

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

[1] - In situ grade corresponds to the amount of K$_2$O in the contact area of the caverns

[2] - In situ grade corresponds to the amount of K$_2$O in the brines

[3] - In situ grade corresponds to the amount of K$_2$O in the langbeinite ore

Because of economic and operational improvements, we are now reporting langbeinite reserves as of December 31, 2025, because, in the opinion of the Qualified Person, the langbeinite resources are economically mineable. We did not report any langbeinite reserves as of December 31, 2024, only langbeinite resources because, in the opinion of the Qualified Person, none of the langbeinite resources were economically mineable.

As noted, we have relatively long-lived proven and probable potash reserves and consequently expect to conduct limited and focused additional exploration in the coming five years. We plan to drill core holes in areas near our Carlsbad, New Mexico, facility, in order to further define the ore body. Development of the solution mine and brine evaporation operations is expected to be enhanced by the drilling of additional wells and flooding of new solution mine caverns. Although not in our current plans, we also have opportunities to rehabilitate the shafts at the currently idled North mine and additional surface infrastructure to accelerate mining of conventional reserves.

Our leased office space in Denver, Colorado, is approximately 26,000 square feet and has a term expiring on January 31, 2028.

We believe that all of our present facilities are adequate for our current needs and that additional space is available for future expansion on acceptable terms.

Individual Property Disclosure - New Mexico

Overview

Our New Mexico operations ("IPNM") consists of our HB Solar Solution, East, West, and North Mines and are located in southeastern New Mexico in Eddy and Lea Counties in the Carlsbad Potash District ("CPD"). The location is further defined by the boundary of the Known Potash Leasing Area ("KPLA"). This BLM managed area consists of that part of the KPLA where the co-development guidelines for oil and gas and potash are in effect for federal lands under the 2012 Secretary's Order issued on December 4, 2012. The 2012 Secretary's Order revises and supersedes a previous Order issued in 1986 and corrected in 1987. The 2012 Secretary's Order does not alter the boundaries of the area. The area also contains state lands that are managed by the State of New Mexico under the New Mexico Oil Conservation Division Order R-111-Q ("R-111-Q"). In general, the stated objective of the 2012 Secretary's Order and R-111-Q is to prevent waste of petroleum and mineral resources and maximize the economic recovery of oil, gas, and potash minerals in the area.



The geology of the potash-bearing beds of the Carlsbad area is well documented. Overall, the potash-bearing beds may be described as bedded sedimentary rocks, deposited across the Delaware Basin and Northwest Shelf backreef from the Capitan Reef. The Carlsbad area falls within the Delaware Basin, part of the Permian Basin. The Delaware Basin has a maximum width of approximately 100 miles and a length of approximately 150 miles, extending from north of Carlsbad, New Mexico, to Pecos County, Texas.

The Permian Age sequence comprises the Ochoan, Guadalupe, Leonard, and Wolfcamp series in order of increasing age. Laterally extensive, evaporite beds containing deposits of halite, sylvite, langbeinite, kainite, carnallite, and other evaporite minerals are found within the Ochoan Series, whose top ranges from a depth of 2,000 feet near the Texas State line to approximately 200 feet below surface north of Carlsbad. Mining occurs in the Salado Formation which contains 12 potash ore zones, of which six have been or are currently being mined.

Sylvinite is currently being mined using solution methods in the 1st and 3rd ore zones. Historically, sylvinite has been conventionally underground mined in the 1st, 3rd, 5th, 7th, and 10th ore zones. Mechanical mining of langbeinite is currently occurring in the 3rd and 5th ore zones at the East Mine. Langbeinite is prevalent in the 3rd and 4th ore zones in the southern part of the Delaware Basin, and occurs mixed with sylvite in the 5th ore zone.

The property includes two operating mines, the East Underground and HB Solution Mines, one idled mine, the West Mine and the North Mine which was shut down in the early 1980's. The property is located in Eddy and Lea Counties, near Carlsbad, New Mexico.

The two mining methods currently in practice at IPNM are high-extraction mechanical underground room-and-pillar mining and solution mining. Mechanical mining is well suited to bedded deposits. All potash production at IPNM comes from the HB Solar Solution Mine in the 1st and 3rd ore zones. Trio® production is from langbeinite mined using room-and-pillar mechanical mining methods at the East Mine in the 3rd, 4th, and 5th ore zones. Historically, potash was sourced from the West Mine 5th, 7th, and 10th ore zones. Approximately 300 people are employed at IPNM.

The IPNM properties are pledged as collateral for our revolving credit facility. At December 31, 2025, the net book value of our IPNM material properties was $165.7 million. Various surety bonds are currently in place for approximately $7.4 million.

During 2025 and 2024, we recorded impairment charges of $1.9 million and $4.4 million, respectively, related to our IPNM material properties.

IPNM has all necessary operating permits and is in production, both underground and solution mining, and through permit reporting maintains environmental compliance. Environmental studies are conducted for major project expansions and modifications to any operations. The most recent Environmental Assessment was completed in 2024 for the construction of new injection piping for the HB In Situ Solution Mine. The work referenced the initial Environment Impact Study ("EIS") for the HB In Situ Solar Solution Mining Project.

East Mine and Plant

The East Mine is a high-extraction, mechanical room-and-pillar mine. Potash was the primary product extracted from the mine until mining progressed to the mixed langbeinite and potash ore in the 5th ore zone. During 2003 and 2004, we modified the East Plant to allow dual processing to recover the K_2O value from both the sylvite and langbeinite fractions of the ore. The mixed ore was processed into two products: potash sourced from the sylvinite portion of the mixed ore, and Trio® sourced from the langbeinite portion of the mixed ore. The East Mine plant was converted to a langbeinite-only operation in April 2016 and potash is no longer produced from the East Mine. The maximum productive capacity of the plant is 400,000 tons of Trio® concentrate annually.

There are five active sections within the East Mine, the operations of which consist of one continuous miner and shuttle cars loading onto a belt conveyor. Each mining section produces approximately 275,000 tons of run-of-mine ore each year. The long-range production balanced with sales projections results in a long-term annual production of 1.4 million tons of ore for 300,000 tons of Trio® annually.

Langbeinite, marketed as Trio®, is recovered using dense media separation and a fine langbeinite recovery circuit. Currently approximately 1.4 million tons per year of ore is processed at a rate of 300 tons per hour. The ore is crushed, screened, pulped, and rescreened. Coarse material is forwarded to the dense media separation ("DMS") circuit. The DMS concentrate is water leached, debrined, and dried. We separate the coarse product into the three Trio® products. We recover fine material from the screening process using gravity separation, leaching, debrining, and drying. We upgrade fine material to premium product using pelletization.

HB Mine and Plant

Historical room-and-pillar mining operations at the HB complex recovered about 70% of the ore, leaving approximately 30% of the ore available for secondary recovery in pillars plus what can be recovered beyond the limits of the conventional mine works. Mining at the HB Solar Solution Mine recovers potash by injecting saturated saline NaCl brine into the old mine works to create underground leach lakes. Over time, the solution enriched with potash is pumped to the surface to solar evaporation ponds. Selective solar evaporation leaves behind a potash-enriched salt that is collected using scrapers, pumped, and processed at the HB Plant. The solution mine comprises six injection wells, five extraction wells, and three monitoring wells.

In 2012, IPNM commenced filling the HB solar evaporation ponds. The extraction brine sourced from the mined-out areas of the 1st ore zones of the former underground workings of portions of HB Eddy, HB South, HB North, and HB Crescent, collectively referred to as the HB Mine, contains approximately 21.7% NaCl and 7.0% KCl. The brine is collected and crystallized in 18 solar evaporation ponds. The HB flotation mill processes the harvested potash and salts from the solar evaporation ponds. Following the separation of KCl, the HB Solar Solution Mine also recovers significant quantities of NaCl.

The North Plant provides classification, compaction, quality control, and load-out services for production from the HB Solar Solution Mine. Belly dump trucks unload HB product into a dump pocket. We then send the material to surge bins. The product is screened, preheated, weighed, and sent to a compactor feed bin. Material is fed to the roll compactor, and resulting flakes are further reduced in size with the subsequent flake breaker and crusher. Product is then screened and sent to the curing dryer and screened once again before being sent to final product storage. The product is shipped to market in trucks or rail cars.

West Mine

The West Mine is a high-extraction, mechanical room-and-pillar mine that was idled in July 2016, and placed in care-and-maintenance mode. The mine was last operated in the 5th, 7th, and 10th ore zones.

North Mine and Compaction Plant

The North Mine operated from 1957 to 1982 when it was idled, mainly due to low potash prices and a change in the mineralogy of the readily accessible remaining reserves which negatively impacted mineral processing. Although the mining and processing equipment has been removed, the mine shafts remain open. The compaction facility at the North Mine is where the HB potash product is granulated, stored, and shipped. The North Facility receives compactor feed from the HB Solar Solution Mine via truck and converts the compactor feed to finished granular-sized product and standard-sized product.

We anticipate the need to construct a new sylvite processing facility to handle the higher insoluble and higher carnallitic ores that are contained in the 8th and 10th ore zones. A new processing plant is expected to have a plant recovery of 75%, which is supported by the metallurgical test work done on the 10th ore zone ore by Tetra Tech in 2009, in support of Phase 1 of the North Mine Reopening Feasibility Study.

Leases and Permits

We control the right to mine approximately 127,000 acres in New Mexico. Of that acreage, we lease 21,000 acres from the State of New Mexico, 106,000 acres from the federal government through the BLM, and 280 acres from private owners. We own 4,700 surface acres near the mine site, adjacent to the federal and state mining leases. Most mining operations are on properties leased from the State of New Mexico or the federal government. These leases generally contain stipulations that require us to commence mining operations within a specified term and to continue mining to retain the lease. The stipulations on our leases are subject to periodic readjustment by the State of New Mexico and the federal government. Federal leases are for indefinite terms subject to readjustment of the lease stipulations, including the royalty payable to the federal government, every 20 years. Royalty payments equal a percentage of product sales less freight. Most of our leases with the federal government stipulate a five percent royalty rate. However, certain federal leases contain a sliding scale royalty rate of a minimum of two percent and up to a maximum of five percent based on the grade of ore extracted under the lease. In 2025, IPNM paid royalties of $7.6 million to the federal government.

Our leases with the State of New Mexico are issued for terms of 10 years and for as long thereafter as potash is produced in commercial quantities and are subject to readjustment of the lease stipulations, including the royalty payable to the state. Royalty payments equal a percentage of product sales less freight. Our leases with the State of New Mexico stipulate a five percent royalty rate. In 2025, IPNM paid royalties of $1.5 million to the State of New Mexico.

History of Operations

Potash was first discovered in southeast New Mexico in 1925 in Eddy County, New Mexico, in Snowden McSweeney Well No. I on a V. H. McNutt permit near the center of the portion of the KPLA. Commercial potash shipments began in 1931. The mines have had numerous owners beginning with the U.S. Potash Company's ownership of the West Mine from 1929 to 1956. Intrepid Mining, the predecessor to Intrepid, acquired the mines, excluding the AMAX Mine, from Mississippi Potash, Inc. in 2004. Intrepid acquired the lease to the AMAX Mine in 2012. A full ownership history for each mine is included in Section 5 of the technical report summary in Exhibit 96.1 to this Annual Report.

Mineral Resource and Reserves Comparison to Prior Year

We engaged RESPEC, a qualified firm and independent of Intrepid, to prepare a technical report summary for our IPNM material properties as of December 31, 2025, because changes in our life of mine production forecast and cost of production resulted in material changes from the report summary prepared as of December 31, 2024, for the New Mexico properties.

Because of economic and operational improvements, we are reporting langbeinite reserves as of December 31, 2025, and, in the opinion of the Qualified Person, the langbeinite resources are now economically mineable. We did not show mineral reserves for our East mine as of December 31, 2024, because, in the opinion of the Qualified Person, none of the langbeinite resources were economically mineable. The technical report summary for the New Mexico material properties prepared as of December 31, 2025, is included with this Annual Report on Form 10-K.

Mineral Resource and Reserves

Overview

We continue ongoing exploration as a part of our operational long-term planning. Exploration includes the drilling of core holes from the surface and underground, and the collection of channel samples, which are collected as mining advances. We provided RESPEC their dataset beginning in 2007. Since that time, we have added multiple data points by reassessing several drillholes. Our potash reserves are also identified from gamma ray geophysical logs in oil and gas wells. We estimate and quantify bed thickness and potash grade with input from 2,928 sample points. Extensive work was completed with geophysical tools in collaboration with the United States Geologic Survey ("USGS") to determine and verify potash grades from gamma logs. The dataset is from oil and gas wells, surface core holes, underground core holes, channel samples, shaft samples, and roof bolt holes. The key sample types include 7,209 drillholes and channel samples and are broken down by mining zone.

The characterization of the hydrogeology was completed for the HB In Situ Solution Mine by AECOM in 2011, and is included as part of the publicly available EIS. The study confirmed the availability of water for the initial flooding of the solution mines at a pumping rate ranging from 177 to 1,440 gallons per minute.

Mineral Resource

The exploration drillhole and channel sample data were compiled to form the database, which serves as the basis for estimating the resources. As part of evaluating the mineral resource, we evaluated and reviewed the geologic setting and bed assignments. Of the data within the lease boundary, all data points contribute bed thickness, and several have assay information. The geology was modeled using Carlson Software (2020). A basic inverse distance squared algorithm was used with a search radius of ¾ mile to prepare the 100-foot by 100-foot grids for bed thickness and grade. The search radius was applied for Measured and Indicated Resources of ¼ mile and ¾ mile, respectively. Where data is dense, the nearest 25 data points were used to assign values for the grid block. The grids were multiplied by each other to compile a grade-thickness ("GT") grid within the lease boundaries held by IPNM. The base grid was adjusted for each ore type cutoff. Key assumptions and parameters for resource estimation are listed in the tables below.

The classification of cutoff in terms of GT in units of feet-percent was defined in the Secretaries Order dated October 21, 1986, for mechanically mined potash deposits. The criteria are not dependent on thickness or grade, but on the product of the thickness and grade. To evaluate the viability of mining the IPNM mechanically mined resources, a break-even cutoff GT was established. Inputs to the estimation of the break-even cutoff analysis are cost of goods sold, product sale price, mill recovery, and nominal grade.

The cutoff for solution mining in flooded abandoned underground potash mines is a function of the grade of the brine being extracted which results in enough product tons to cover the cost of production. The cutoff grade for resources of abandoned underground sylvinite is not a parameter for use in the estimation of solution mining resources but does establish an operational minimum limit for the brine grade reserves. The solution mining resources are the pillars remaining after mining and the fringe boundary of the mine. Resources could also be unmined ore left behind to provide geotechnical support. An operational limit of the flood elevation establishes the cutoff between resource and reserve for this deposit. When mining using solution methods in proximity to other mines, or other underground mines not within the control of IPNM, the critical factor in establishing a flood elevation is to keep adjoining properties dry or to protect structures such as shafts.

IPNM—Summary Mineral Resources in Millions of Tons of Sylvinite effective December 31, 2025. Based on $475/product ton mine site.

| | Resources | | | Mechanical | |
	Sylvinite [1] (Mt)	Grade (%K$_2$O)	Contained K$_2$O (Mt)	Mining Cutoff [2] (ft%K$_2$O)	Processing Recovery (%)
Measured mineral resources	225	15	35	57-66	75-85
Indicated mineral resources	104	15	16	57-66	75-85
Measured + Indicated resources	329	15	51		
Inferred mineral resources	—	—	—		

IPNM—Summary Mineral Resources in Millions of Tons of Sylvinite effective December 31, 2024. Based on $450/product ton mine site.

| | Resources | | | Mechanical | |
	Sylvinite [1] (Mt)	Grade (%K$_2$O)	Contained K$_2$O (Mt)	Mining Cutoff [2] (ft%K$_2$O)	Processing Recovery (%)
Measured mineral resources	288	16	45	54-64	75-85
Indicated mineral resources	164	14	24	54-64	75-85
Measured + Indicated resources	452	15	69		
Inferred mineral resources	—		—		

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add or compute due to rounding.

[1] Sylvinite is a mixed evaporite containing NaCl and KCl.

[2] Solution mining resource cutoff for flooded old mine workings is the mining extents boundary.

Mineral Resources were prepared by RESPEC, a qualified firm for the estimate and independent of Intrepid.

Mineral Resources are reported exclusive of Mineral Reserves.

Mineral Resources are reported using Inverse Distance Squared estimation methods.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Mt = million tons, % = percent, K$_2$O = potassium oxide, ft = feet

IPNM—Summary of Mineral Resources in Millions of Tons of Langbeinite Mineralized Rock in Place effective December 31, 2025. Based on $520/product ton mine site.

	Resources			Mechanical Mining Cutoff (ft%K$_2$O)	Processing Recovery (%)
	Langbeinite Mineralized Rock (Mt)	Grade (%K$_2$O)	Contained K$_2$O (Mt)		
Measured mineral resources	40	10	4	25	68
Indicated mineral resources	40	10	4	25	68
Measured + Indicated resources	80	10	8		
Inferred mineral resources	—	—	—		

IPNM—Summary of Mineral Resources in Millions of Tons of Langbeinite Mineralized Rock in Place effective December 31, 2024. Based on $470/product ton mine site.

	Resources			Mechanical Mining Cutoff (ft%K$_2$O)	Processing Recovery (%)
	Langbeinite Mineralized Rock (Mt)	Grade (%K$_2$O)	Contained K$_2$O (Mt)		
Measured mineral resources	67	10	6	25	68
Indicated mineral resources	59	10	6	25	68
Measured + Indicated resources	126	10	12		
Inferred mineral resources	—		—		

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add or compute due to rounding.

Mineral Resources were prepared by RESPEC, a qualified firm for the estimate and independent of Intrepid.

Mineral Resources are reported exclusive of Mineral Reserves.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Mt = million tons, % = percent, K$_2$O = potassium oxide.

The material assumptions and criteria used for the IPNM mineral resource estimates are discussed in more detail in Section 11 of the Technical Report Summary in Exhibit 96.1 to this Annual Report.

Mineral Reserve

Mineral reserves that are to be mined using mechanical methods are estimated by the application of a detailed mine plan for the measured and indicated resources within the boundaries of the cutoff GT for reserves. The plan sets the basis for the estimation of annual production of product. The income from product sales and the operating and capital costs to mine the resource is fundamental to the cash flow used to establish economic viability.

Mineral reserves that are mined using solution mining methods are not subject to the traditional application of a cutoff grade, and instead operational limitations are considered. An operational limit of the flood elevation establishes the cutoff between resource and reserve for this deposit.

By definition, modifying factors are the factors applied to indicated and measured mineral resources and then evaluated in order to establish the economic viability of mineral reserves. These factors for IPNM include mechanical and solution mining parameters; mineral processing; oil and gas drill islands and well locations; economic cutoff GT; deleterious minerology; and lease boundaries.

Mechanically Mined Reserves

Because of economic and operational improvements, we are now reporting langbeinite reserves as of December 31, 2025, and, in the opinion of the Qualified Person, the langbeinite resources are now economically mineable. We did not report any langbeinite reserves as of December 31, 2024, and 2023, only langbeinite resources because, in the opinion of the Qualified Person, none of the langbeinite resources were economically mineable.

Modeling indicates a cutoff of 64 feet-percent K_2O for the high-insoluble sylvinite resources in the 8th and 10th ore zones, which requires the capital investment of a new plant and refurbishment of shafts. A cutoff of 54 feet-percent K_2O is indicated for the West Mine sylvinite resources which requires the processing plant, mine equipment, and associated infrastructure to be rehabilitated.

Solution Mined Reserves

Breakeven Cutoff for solution mined reserves is shown in the table below:

IPNM—Summary of Potash Mineral Reserves effective December 31, 2025. Based on $395/product ton mine site

	In-Place KCl (Mt)	In Situ Grade[1] (%K_2O)	Product[2] (Mt)	Brine Cutoff Grade[3] (%K_2O)	Processing Recovery (%)
Proven Mineral Reserves	4.2	22.9	3.0	2.0	85
Probable Mineral Reserves	—	—	—	—	—
Total Mineral Reserves	4.2	22.9	3.0		

IPNM—Summary of Potash Mineral Reserves effective December 31, 2024. Based on $360/product ton mine site

	In-Place KCl (Mt)	In Situ Grade[1] (%K_2O)	Product[4] (Mt)	Brine Cutoff Grade[3] (%K_2O)	Processing Recovery (%)
Proven Mineral Reserves	5.3	22.9	3.4	2.9	83
Probable Mineral Reserves	—	—	—	—	—
Total Mineral Reserves	5.3	22.9	3.4		

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add or compute due to rounding.

[1] In situ grade is the amount of K_2O in the contact area of the caverns and is used to calculate the In-Place KCl.

[2] Product is calculated by multiplying In-Place KCl by: dissolution factor of 96%, areal recovery of 100%, geologic factor of 94.2%, plant recovery of 85%, cavern loss factor of 98%, a product purity factor of 103%, a bitterns loss factor of 88%, and a handling loss factor of 97%.

[3] Brine cutoff grade is the amount of K_2O in the extracted brine necessary to cover the costs of production.

[4] Product is calculated by multiplying In-Place KCl by: dissolution factor of 96%, areal recovery of 100%, geologic factor of 94.2%, plant recovery of 83%, cavern loss factor of 98%, a product purity factor of 103%, a bitterns loss factor of 88%, and a handling loss factor of 97%.

Mineral Reserves were prepared effective December 31, 2025, and 2024, by RESPEC, a qualified firm for the estimate and independent of Intrepid.

Mineral Reserves are reported exclusive of Mineral Resources.

Mt = million tons, % = percent, K_2O = potassium oxide.

Conventional Langbeinite Mined Reserves

Breakeven Cutoff for conventional mined langbeinite reserves is shown in the table below:

IPNM—Summary of Langbeinite Mineral Reserves effective December 31, 2025. Based on $435/product ton mine site

	ROM Ore[1] (Mt)	In Situ Grade[2] (Diluted) (%K$_2$O)	Product[3] (Mt)	Cutoff Grade (ft-%K$_2$O)	Processing Recovery (%)
Proven Mineral Reserves	17.1	7.5	3.9	33.0	68
Probable Mineral Reserves	16.8	6.6	3.3	33.0	68
Total Mineral Reserves	33.9	7.1	7.2		

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add or compute due to rounding.

[1] ROM Ore is reported based on a detailed conventional mine plan adjusted for random impurities of 10%.

[2] In Situ Grade (Diluted) is the amount of K$_2$O in the ore body with consideration of dilution occurring during mining.

[3] Product tons are calculated by multiplying ROM Ore by: the In Situ Grade (Diluted)/22.7%, plant recovery of 68%, and a product purity factor of 94.4%. In Situ Grade (Diluted) is divided by 22.7% to convert K$_2$O grade to pure langbeinite by mass.

Mineral Reserves were prepared effective December 31, 2025, by RESPEC, a qualified firm for the estimate and independent of Intrepid.

Mineral Reserves are reported exclusive of Mineral Resources.

Mt = million tons, % = percent, K$_2$O = potassium oxide, ft = feet, ROM = Run-of-Mine.

Because of economic and operational improvements, we are now reporting langbeinite reserves as of December 31, 2025, and, in the opinion of the Qualified Person, the langbeinite resources are now economically mineable. We did not report any langbeinite reserves as of December 31, 2024, and 2023, only langbeinite resources because, in the opinion of the Qualified Person, none of the langbeinite resources were economically mineable.

Additional information regarding the methodology and key assumptions used to calculate the IPNM mineral reserve can be found in Section 12 of the technical report summary in Exhibit 96.1 to this Annual Report.

Internal Controls

IPNM has an internal protocol that provides for well-defined, safe practices. IPNM has standard operating procedures ("SOP's") in place for logging and sampling core from underground and surface core drilling. According to the SOP's, the geologist uses gamma ray to initially select the sample interval prior to prepping the sample for analysis. The samples are assayed at the on-site laboratory. The site laboratory has the capability to conduct X-ray Diffraction ("XRD"), Total Organic Carbon, and flame photometry laboratory techniques. The mineral analysis for all core and channel samples is analyzed with the XRD. A sample of approximately 300–500 grams is collected. The sample is split down to around 100 grams and run through a grinding mill to reduce the size down to approximately 100 mesh. A sample is weighed out to five grams and put into a micronizing mill that reduces the particle size to ~10 microns and pressed into a sample holder. The sample is inserted into the instrument and a diffraction pattern is retrieved. The diffraction pattern is then analyzed using the Rietveld refinement software,

reporting weight percent of solid mineral in the sample. The sample preparation, security, and laboratory analytical procedures are conventional industry practice and are adequate for the reporting of resources and reserves.

Individual Property Disclosure - Moab

Overview

The Moab property is in a unique high-altitude desert landscape formed from the sandstone of ancient seafloors and sand dunes. Elevations range from 3,900 feet (ft) to 4,400 ft above mean sea level. The property is located approximately 20 miles west of Moab, Utah, which is 234 miles southeast of Salt Lake City, Utah. The Colorado River runs north–south along the eastern boundary of the property. The Moab property covers approximately 14,100 acres of land.

Moab's potash leases include 10,100 acres from the State of Utah and approximately 200 acres from the U.S. through the BLM. Moab owns approximately 3,200 surface acres overlying and adjacent to portions of the mining leases with the State of Utah.



Grand County
Operations Perimeter
26S 20E
26S 21E
Cavern 4
Solution Mine Caverns
Cavern 2
Cavern 1
Conventional Mineworkings
Cavern 3
UP/DRGW RR
279
Evaporation Ponds
San Juan County
Colorado River
27S 20E
27S 21E
Wendover
Salt Lake City
Utah
Moab
Site Location
0 0.5 1 Miles
Intrepid Potash, Inc.
Moab Mine
Grand and San Juan Counties
Utah, U.S.A

The depositional history of eastern Utah's vast salt and potash resources begins during the regionally arid Pennsylvanian Period, 330–310 million years ago. An immense block of the Earth's crust, in what is today western Colorado, was thrust upward to form the Uncompahgre Highlands and identified as the westernmost expression of the Ancestral Rocky Mountains. As is common throughout geologic history, dramatic uplift was coupled with subsidence in an adjoining area. The subsequent topographical basin was inundated by seawater as it subsided. Throughout the Pennsylvanian Period, sea levels rose and fell. With each retreat of the sea, the Paradox Basin, as it is called, became devoid of fresh sea water, allowing the process of evaporation to dominate which resulted in widespread precipitation of chloride minerals. This retreat/inflow cycle is known to have occurred a minimum of 29 times, with each marked by a specific and predictable sequence of sedimentary deposition.

This series of depositional cycles is collectively known as the Paradox Formation. Potash is documented to exist in 17 of the 29 cycles, and it is from these formational cycles that commercial production of potash occurs. Of these 17, two are principally targeted by us for commercial potash production: Bed 5 and Bed 9.

Moab commercially produces potash from two zones, referred to as Bed 5 and Bed 9. These beds are part of a thick sequence of evaporite cycles predominantly composed of halite interspersed with sedimentary layers of black shale and anhydrite. Within Beds 5 and 9, the sylvinite is bounded above and below by occurrences of halite. Sylvite and halite are both water-soluble by nature. By using water already saturated with sodium, it is possible to selectively dissolve a greater amount of the potassium chloride ore.

Mining at the Moab property is by the solution mining technique referred to as "selective solution mining." Selective solution mining dissolves only the KCl component of the sylvinite and leaves the sodium chloride component underground. KCl production is a function of brine grade and the well extraction rate and is limited by the solar ponds' evaporation rate. Brine grade is a function of retention time within each bed.

Mining by solution methods ends with the delivery of the brine to the evaporation ponds. Mineral processing begins with pond sequencing to enhance crystallization of the potash. The crystals remaining in the ponds after solar evaporation are harvested and processed through the mill where the potash is separated from other salts, then concentrated by flotation. The concentrates are then dried, compacted, and screened into premium grades of white potash. We ship the product to market in trucks or rail cars. Both potash and salt products are processed at the plant facility at a rate of 400 to 1,200 tons per day. The Moab property exhibits the normal results of a surface salt-based operation and is in good working condition. A new compaction facility was installed in 2010.

Access to the property is predominantly via state highway 191 and state road 279, locally referred to as Potash Road. A Union Pacific/Denver and Rio Grande Western Railroad rail spur services the property. The nearest town to the Moab property is Moab, Utah (with an estimated population of about 5,300). Salt Lake City, Utah (population of 200,500) and Grand Junction, Colorado (population of 67,000), are located approximately 240 and 120 miles to the west and east, respectively, by road, and are the nearest major industrial and commercial airline terminals. Moab also has a commercial airline terminal with scheduled flights to Salt Lake City and other nearby cities depending on the season.

The nearby Colorado River provides the Moab mining operation with make-up water under existing water rights with the State of Utah for a water supply of nine cubic feet per second. The Moab mine has been in operation as a solution mine since 1970 and, as a result, has the infrastructure and available personnel. The mining operation is accessible by a paved county road and accessible by rail. Electric power is fed from local utilities to a recently upgraded substation. The local area population is sufficient to support the Moab mine.

The Moab property is pledged as collateral for our revolving credit facility. We have various bonds in place totaling approximately $9.9 million. There are no other significant encumbrances to the Moab property, including current and future permitting requirements and associated timelines, permit conditions, and violations and fines. As of December 31, 2025, the net book value of our material Moab property was $82.0 million. There are no significant factors and risks that may affect access, title, or the right or ability to perform work on the Moab property. The Moab property holds numerous environmental and other permits and governmental approvals authorizing the operations at the facility.

Leases and Permits

At our Moab facility, we lease approximately 10,100 acres from the State of Utah and approximately 200 acres from the federal government through the BLM. We own approximately 3,800 surface acres overlying and adjacent to portions of acres leased from the State of Utah. These leases generally contain stipulations that require us to commence mining operations within a specified term and to continue mining to retain the leases.

Our lease with the federal government is for an indefinite term subject to readjustment of the lease stipulations, including the royalty payable to the federal government. Royalty payments equal a percentage of product sales less freight. The current royalty rate stipulated in the federal lease is five percent. In 2025, Moab made no royalty payments to the federal government.

Our Moab leases with the State of Utah are for terms of 10 years subject to extension and possible readjustment of the lease stipulations, including the royalty payable to the State of Utah. Our Moab leases with the State of Utah are operated as a unit under a unit agreement with the State of Utah, which extends the terms of all the Moab state leases as long as operations are conducted on any portion of these state leases. Our Moab leases with the State of Utah are currently extended until 2034 or so long as potash is being produced and stipulate royalty rates of five percent. In 2025, Moab paid $2.1 million of royalties to the State of Utah.

History of Operations

Texasgulf, Inc. began conventional underground mining in 1964, but various mining problems caused management to convert to a system combining solution mining and solar evaporation in 1971. Prior to 1970, approximately 6.5 million tons of sylvinite ore were mined and from that, 1.7 million tons of potash produced. Mining was by continuous miners and made difficult by the irregular floor, gas, and high rock temperatures. The height mined was typically eight feet. The dip of the ore was such that maintaining the miners in the seam was difficult. The seam floor rolls and folds resulted in an irregular mine plan with many large areas left unmined as pillars. In some areas, secondary mining resulted in high extraction.

We purchased the Moab Salt operation in 1999. In 2000, we drilled two new recovery wells to revitalize production from Bed 5. Production from Bed 5 had declined from near 100,000 tons in 1994 to 60,000 tons in 1999. After completion of the two new recovery wells, the brine concentration improved, and production increased to near 100,000 tons in 2001. Maintaining production at or near the target rate of 100,000 tons per year was difficult from Bed 5 because of declining product concentration. It was believed that solution mining over the prior 32 years had solution mined most of the remnant pillars in the old workings and that active solution mining was restricted to the updip faces of the mine ribs.

We evaluated methods to enhance the production rate and decided to develop solution mining in Bed 9. Bed 9 is located 800 to 1,000 feet below Bed 5 and is of higher KCl content. Bed 9 had not been solution mined previously, although, some test mining was completed by the prior owners in the late-1960s. A novel method of solution mining was adopted for recovery of potash from Bed 9. Moab Salt-27 and Moab Salt-28 were drilled "horizontally" in 2002 in Bed 9 to connect and provide pathways for the liquor injected in Moab Salt-27 to contact the sylvinite and differentially dissolve the sylvite before being lifted from Moab Salt-28. Currently, Moab Salt-29 connects Moab Salt-27 and -28 and serves as an alternative to Moab Salt-27 for injection.

Mineral Resource and Reserves Comparison to Prior Year

RESPEC, a qualified firm and independent of Intrepid, prepared a technical report summary for our Moab material property as of December 31, 2023. We did not have any material changes to our mineral resources at December 31, 2025, compared to December 31, 2023, at our Moab material property. The technical report summary for the Moab material property as of December 31, 2023, is included with this Annual Report on Form 10-K.

Mineral Resource and Reserves

Overview

The ore resource model created from the exploration and sampling database in 2007 serves as the basis for this evaluation. Personal inspection of the properties has occurred over the years by the QP, with the most recent inspection done on May 17, 2021. The inspection began with a tour of the tailings lake then the solar evaporating ponds. In addition, the injection and extraction wellfields, processing plant, product packaging and shipping areas were all inspected. During the site visit, harvesting was occurring, and the plant was operating. The plant is typically idle during the peak evaporation season from June 1 to September 1.

Mineral Resource

The property was evaluated using exploration drillhole and channel sample data to form the database that serves as the basis for estimating the resources. The geologic setting was evaluated, and zone assignments reviewed. All the core holes used in this resource estimation report both bed thickness and grade values that lie within the mine lease boundary. As an exception to this, the two potash exploration wells, Wells 28 and IPI-037, which report bed thicknesses with no assay data, are included in the resource estimate for thickness modeling.

The rationale for the measured, indicated, and inferred limits is based on industry practice in the potash industry. Measured resources are within ¼ of a mile (1,320 feet) of a hole, conveying the highest level of confidence. In addition, the indicated resources are selected to be within ¾ of a mile (3,960 feet) of a hole and the inferred resources are selected to be within 1½ miles (7,920 feet) of a hole. Indicated tons exclude measured tons, inferred tons exclude the indicated and measured tons. This convention is considered reasonable for the geologic characteristics of the Cane Creek potash deposit.

The mineral resource for the Cane Creek Mine was estimated using Carlson Software 2020 ("Carlson 2020"), a commercially available geology and mine modeling software package. The resources within the property were segregated in the model into 100-feet by 100-feet blocks. The resource estimates included in this report are based on the 2018 modeling.

A deterministic estimate of the potash mineral resource was made using the inverse distance squared method. Invoking the theory that closer samples should be better predictors than those further away, the method assigns weights to samples inversely proportional to the separation distance between the estimation point and the sample point. The inverse distance squared method is useful for providing unbiased estimates of the overall resources.

The block grade and heights were generated within a 1.9-mile search radius. The 1.9-mile search radius was selected to capture more than one core hole in estimating block values in the areas of interest. The maximum number of drill holes for block estimation was limited to the 20 nearest drill holes. Inverse distance squared behaves as an exact interpolator. When calculating a block value, the weights assigned to the data points are fractions, and the sum of all the weights is equal to 1.0. An average unit density of 130 pounds per cubic foot was used to convert in-place volume to tons. NaCl (salt) is not reported.

The proportion of the mineral deposit that is considered a resource depends on the following key factors: deposit thickness, deposit grade, and geologic factors. Areas where a bed thickness and potassium oxide (K_2O) grade do not meet a 3-foot and 18.95% K_2O cutoff are excluded from the resource. The minimum thickness cutoff is used because sufficient recovery in thin beds by selective solution mining has not been demonstrated and because of difficulties in locating/maintaining horizontal holes within the bed. The grade cutoff of 18.95% K_2O is used because of the difficulty in selective mining in beds with less than 30% KCl content.

The gross in-place sylvinite tonnage for each resource block was calculated by multiplying the net area of the block by the thickness of the bed and the density. The measured, indicated, and inferred Mineral Resource tonnages were estimated within the prescribed radius from the sampling location.

The mineral resources for Bed 5 have been estimated using the end of year 2018 geologic model. Measured, indicated, and inferred resources were estimated by sampling blocks within a 1,320-feet, 3,960-feet, and 7,920-feet radius of influence, respectively, from a sample location (drill hole).

The resource estimate for Bed 9 is based on cored intervals and assay data from 21 holes (19 with grade and thickness). A similar methodology used for the Bed 5 resource estimation was used in the resource estimate for Bed 9.

Moab—Summary of Mineral Resources in Millions of Tons of Sylvinite in Place as of December 31, 2025, and 2024. Based on $450/product ton mine site

	Resources				
	Sylvinite[1] (Mt)	Grade (%K$_2$O)	Contained K$_2$O (Mt)	Cutoff [2]	Processing Recovery (%)
Measured mineral resources	97	26	25	Minimum of 3-ft and 18.95%K$_2$O	83
Indicated mineral resources	190	25	47	Minimum of 3-ft and 18.95%K$_2$O	83
Measured + Indicated mineral resources	287	25	72		
Inferred mineral resources	38	23	9	Minimum of 3-ft and 18.95%K$_2$O	83

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add or compute due to rounding.

[1] Sylvinite is a mixed evaporite containing NaCl and KCl. Pure KCl equates to 63.17% K$_2$O by mass.

[2] Solution mining resource cutoff for flooded old mine workings is the mining extents boundary.

Mineral Resources were prepared by RESPEC, a qualified firm for the estimate and independent of Intrepid.

Mineral Resources are reported exclusive of Mineral Reserves.

Mineral Resources are reported using Inverse Distance Squared estimation methods.

Mt = million tons, % = percent, K$_2$O = potassium oxide, ft = feet

Additional information regarding the methodology and key assumptions used to calculate the Moab mineral resource can be found in Section 11 of the technical report summary in Exhibit 96.2 to this Annual Report.

Mineral Reserve

Mineral reserves that are mined using solution mining methods are not subject to the traditional application of a cutoff grade but instead of operational limitations. By definition, modifying factors are the factors applied to a mine plan for the indicated and measured mineral resources and then evaluated in order to establish the economic viability of mineral reserves. The factors for Moab are solution mining parameters, mineral processing, and lease boundaries are shown below.

The reserve estimate is based on a mine plan developed for the Cane Creek Mine. The estimate is based on the geologic model and assigned thicknesses and grades for the flooded old mine workings updip boundary (Bed 5) mapped to the decline curve and the individual caverns (Bed 9).

The mine plan for Bed 5 was determined using a study developed to estimate the area of reserves that have been depleted through solution mining inside and around the perimeter of the old mine workings, with the exception of a large pillar within the perimeter. As such, this perimeter area has been excluded from the reserve estimates for Bed 5. Reserves were estimated for updip and horizontal areas outside of the perimeter. The mineral reserves were estimated as the difference between the reserves from the resource area and the net KCl tons extracted since 2001.

Although Bed 5 resources can be solution mined with additional horizontal caverns, the reserves estimate only focuses on the net reserves remaining in the old mine as the planned horizontal caverns in Bed 9 are more than enough to support the required mine life for this report.

The mine plan for Bed 9 includes the three existing operating caverns and three additional planned caverns. Estimate of the reserves within the current and future well system area uses grade and thickness drillhole data and production to date. No estimate was made of the ore tons, average thickness, and average grade for the previously solution-mined areas from Bed 9, only the equivalent tons of K$_2$O and KCl were estimated. To date, about 1,110,000 tons of KCl have been mined from Bed 9. The modifying factors required to convert the in-place tons into reserve tons are the same as those listed for Bed 5 with the exception of the dissolution factor. The Bed 9 dissolution factor was estimated using a concentration of 7.42% KCl by weight.

Moab—Summary of Potash Mineral Reserves effective December 31, 2025. Based on $360/product ton mine site.

	In-Place KCl (Mt)	In Situ Grade[1] (%K₂O)	Product (Mt)[2]	Brine Cutoff Grade[3] (%K₂O)	Processing Recovery (%)
Proven Mineral Reserves	2.9	28.7	2.0	2.5	83.0
Probable Mineral Reserves	0.4	28.9	0.3	2.5	83.0
Total Mineral Reserves	3.3	28.8	2.3		

Moab—Summary of Potash Mineral Reserves effective December 31, 2024. Based on $360/product ton mine site.

	In-Place KCl (Mt)	In Situ Grade[1] (%K₂O)	Product (Mt)[2]	Brine Cutoff Grade[3] (%K₂O)	Processing Recovery (%)
Proven Mineral Reserves	3.0	28.6	2.2	2.5	83.0
Probable Mineral Reserves	0.4	28.9	0.3	2.5	83.0
Total Mineral Reserves	3.4	28.6	2.5		

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

[1] In situ grade is the amount of K_2O in the remaining pillars of old works and is used to calculate In-Place KCL.

[2] Product tons are calculated by multiplying the In-Place KCl by: dissolution factor of 89%, areal recovery of 100%, geologic factor of 94%, plant recovery of 83%, handling loss factor of 97.5%, and product purity of 104% (1/0.96).

[3] Brine cutoff grade is the amount of K_2O in the extracted brine necessary to cover the cash costs of production.

Mineral Reserves were prepared effective December 31, 2023, by RESPEC, a qualified firm for the estimate and independent of Intrepid, and updated to December 31, 2024, by Intrepid to account for depletion that occurred due to 2024 mining operations.

Mineral Reserves are reported exclusive of Mineral Resources.

Mt = million tons, % = percent, K_2O = potassium oxide, ft = feet

Additional information regarding the methodology and key assumptions used to calculate the Moab mineral reserve can be found in Section 12 of the technical report summary in Exhibit 96.2 to this Annual Report.

Internal Controls

Moab has an internal protocol that provides for well-defined, safe practices. Moab has SOPs in place for gamma-ray logging, core handling, and sample collection. The cores are collected and analyzed for ore zone identification. Cores are compared to the gamma-ray log to determine sampling intervals. Duplicate samples are collected with one sample sent to the on-site lab and the other stored with the corresponding core box from which the sample was sourced.

Individual Property Disclosure - Wendover

Overview

The Wendover operation is located near the Nevada-Utah border along the western edge of Utah's Great Salt Lake Desert and is situated within the Bonneville Salt Flats ("BSF"). The BSF is an enclosed-subbasin that contains 150 square miles of salt crust. Because the basin is closed topographically and has no outlet, loss of water is ultimately through evaporation. The BSF was formed through the prolonged accumulation of evaporite minerals in conjunction with periodic lacustrine events. There are three aquifers known to exist beneath the BSF, in descending order, the shallow-brine aquifer, the alluvial-fan aquifer, and the deep-brine aquifer. We produce potash from the shallow-brine aquifer and the deep-brine aquifer. The climate in western Utah is arid with low precipitation and low relative humidity. Average rainfall is five inches and average evaporation is eighty inches.

We produce potash at the Wendover facility through solar evaporation of naturally occurring brines collected from the sedimentary basin adjacent to the processing facility via brine collection ditches and extraction wells. The potash content of the collected brine is concentrated by solar evaporation in a series of ponds to the point that solids are precipitated and can be collected. The precipitated solids are primarily sylvinite, a combination of NaCl and KCl. Harvested solid salts are hauled to the processing facility, where grinding and flotation processes are used to concentrate KCl. The concentrate is then leached with freshwater to remove most of the remaining NaCl. KCl is then dried, sized, and stored for shipment. Potash, NaCl, $MgCL_2$, and metal recovery salt are shipped by truck and rail via Interstate 80 and the Union Pacific Railroad.

The Wendover potash operation is located in the westernmost part of Tooele County, Utah. The plant facilities and offices are located approximately three miles east of Wendover, Utah, on old US Highway 40. The site is approximately three miles east of the Nevada border and is primarily located south of Interstate 80, although portions of the site are located north of Interstate 80. The area of the Wendover mine operation is shown below. The facility, collection ditches, and evaporation systems cover approximately 91,600 acres (approximately 141 square miles). The majority of the ditch collection system is located to the south and east of the processing facilities.



A robust set of infrastructure is in place for Wendover. Natural gas, electricity, and water have historically been readily available and are expected to continue into the future. Process materials are readily available in the greater Salt Lake Area. All infrastructure for the operation is located approximately three miles east of Wendover, Utah, on old US Highway 40. Interstate 80 bisects the property. The Union Pacific Railroad runs next to the operations. The majority of personnel live and work in Wendover, Utah or West Wendover, Nevada, approximately three to six miles from the operation. The Wendover Airport is located near the operations, although most commercial flights serve the Salt Lake City Airport, which is approximately 115 miles from the operation.

We have operated the property continuously since 2004. The property exhibits the normal results of a surface salt-based operation and is in good working condition. We installed a new compaction facility in 2010, and a new product warehouse in 2012. We use monitoring wells drilled in October 2005 to evaluate brine quality in the shallow-brine aquifer.

The Wendover property is pledged as collateral for our revolving credit facility. The only other significant encumbrance are various surety bonds totaling $12.2 million to cover the cost of site reclamation. There are no other significant encumbrances to the property, including current and future permitting requirements and associated timelines, permit conditions, and violations and fines. As of December 31, 2025, the net book value of our material Wendover property was $41.2 million. There are no significant factors and risks that may affect access, title, or the right or ability to perform work on the property. Wendover holds numerous environmental and other permits and governmental approvals authorizing the operations at the facility.

Leases and Permits

We own approximately 57,500 acres of the Wendover site. The BLM and the State of Utah own approximately 34,000 acres of the Wendover site, which we lease (excluding lands used for highway and utility purposes).

We hold leases from the federal government that include 25,900 acres adjoining the Wendover property to the east. Our Wendover federal leases have an indefinite term subject to readjustment of the lease stipulations, including the royalty payable to the federal government. Royalty payments equal a percentage of product sales less freight. The current royalty rate stipulated in the federal leases is three percent. In 2025, Wendover made approximately $0.2 million in royalty payments to the federal government.

The State of Utah owns several state land trust sections within the Wendover property site boundaries. We lease approximately 8,100 acres of property from the State of Utah under special use and mineral leases. The Wendover state leases are interspersed among our property and the Wendover federal leases. The Wendover state leases are for an indefinite term subject to readjustment of the lease stipulations, including the royalty payable to the State of Utah. Royalty payments equal a percentage of product sales less freight. The current royalty rate stipulated in our Wendover state leases is four percent. In 2025, Wendover made approximately $0.1 million in royalty payments to the State of Utah.

History of Operations

The Bonneville area was recognized in the early 1900s as a source for potash. The original operation was known as the Salduro Works, which operated until 1918 and then closed due to a decline in potash demand. The original Salduro Works was responsible for acquiring lands on which a system of collection ditches was constructed. In the mid-1930s, Bonneville Limited acquired more land to the west of the original property and constructed primary harvest ponds and additional infrastructure to support the mining operations. Between 1961 and 1963, various potash leases were acquired from the federal and state governments. Kaiser Aluminum & Chemical Corporation acquired Bonneville Limited in 1963. The property, including the ponds, processing operation, and lease land, was acquired by Reilly Industries, Inc. from Kaiser Aluminum & Chemical Corporation in 1988. Intrepid acquired the property from Reilly Industries, Inc. in April 2004.

Mineral Resource and Reserves Comparison to Prior Year

RESPEC, a qualified firm and independent of Intrepid, prepared a technical report summary for our Wendover material property as of December 31, 2025. The technical report summary includes the maiden resource estimate for lithium and magnesium. The technical report summary also includes updates to the potash resource and reserve estimates, life of mine production forecast, cost of production estimates, and pricing assumptions. The technical report summary for the Wendover material property as of December 31, 2025, is included with this Annual Report on Form 10-K.

Mineral Resource and Reserves

Overview

The ore resource model used to determine potash resources and reserves was created from a database of brine sampling data in 2007 and includes brine samples from the active mining horizon. The lithium ("Li") and magnesium ("Mg") resources estimated from the database of brine sampling and pond volumes, which began in 2004, serve as the basis for the Li and Mg evaluation. The resources are subject to renewal and replenishment by recharge from surface and groundwater flow as evidenced by the extensive operating period over which there has been no effective decline in mineral grades. The QP's most recent inspection was on May 19, 2021, and included the potash plant, evaporation ponds, wellheads, and ditches.

No traditional drilling exploration has taken place in Wendover. We monitor KCl grade from 27 wells that were drilled in October 2005. We sample these wells at least yearly to evaluate brine quality in the shallow-brine aquifer. Samples are evaluated at the on-site lab with full analysis capabilities, including X-ray fluorescence. Deep brine well samples were evaluated for estimating the Li and Mg resources. Review of the data shows a relationship between the concentration of K, Li, and Mg. Additional information on exploration can be found in Section 7 of the technical summary report in Exhibit 96.3 to this Annual Report.

Mineral Resource

Estimates for potash resources were based on KCl brine concentration, porosity, and aquifer thickness from historical reports and brine monitoring data. Cutoff grade assumptions are based on historic cost data sourced from operations. Product sales prices used in the cutoff grade analyses are based on historical sales and marketing results and forward-looking pricing provided by Intrepid marketing and compared to third party sources.

Resource estimates for shallow-brine aquifer were based on the difference between historic well data collected between 1965 and 1967 and current monitoring data with consideration of the cutoff grade. There has been no change in trend of KCl grade to the primary pond or in potash production with brine grade held steady at approximately 0.97% for 60 years without declining.

Resource estimates for the deep-brine aquifer were based on current deep-well draw-down, pumping rates, and historical brine concentration variations. This resource is classified as an indicated resource due to the hydrological uncertainty of the aquifer and is expected to support production for at least 25 years.

Any Li or Mg that is considered a resource would be produced as a by-product of the production of KCl and not as a stand-alone product. There are two resources of Li and Mg which are tied to the (i) processing of KCl and $KCl \cdot MgCL_2 \cdot 6H_2O$ ("carnallite"), from the deep brine wells ("DBWs") in the quasi-infinite aquifer, and (ii) the finite deposit concentrated within the carnallite ponds for multiple decades. The carnallite ponds are not included in the resource estimate at this time.

To estimate the Li and Mg resource, samples were evaluated over time, primarily by measuring the change in concentrations and the relationship to K. Samples were evaluated for the change in concentrations and the relationship to K within the radius of influence of each well, based on brine volume displacement, which is more confident for mass transport. As these concentrations have remained stable over time, replenishment of the DBWs concentrations is demonstrated. The Li and Mg resource estimate, based on well drawdown, pumping rates, and sample records, indicates that the deep brine aquifer is expected to be relied upon to produce Li and Mg at a ratio to the K in the MOP production. Analysis of the long-term sampling of the DBWs indicates a ratio of K:Li of 110:1 and a ratio of K:Mg of 1.8:1. These ratios serve as the basis for the estimate of resources.

Wendover—Brine Mineral Resource Estimate effective December 31, 2025

	Resources				
Resource Category	K₂O Brine [1] (Mt)	Grade (%K₂O)	Contained K₂O [2] (Mt)	Cutoff [3] (%K₂O)	
Measured mineral resources	—	—	—		
Indicated mineral resources	80	0.5	0.4	0.21	
Measured + Indicated mineral resources	80	0.5	0.4	0.21	
Inferred mineral resources	625	0.5	3.1	0.21	

	Resources				
Resource Category	K Brine [4] (Mt)	Grade (%K)	Contained Mg [5] (Mt)	Contained Li [5] (Kt)	Contained LCE [6] (Kt)
Measured mineral resources	233.1	0.21	0.29	4.2	22.5
Indicated mineral resources	601	0.37	1.22	18.2	96.7
Measured + Indicated mineral resources	834.1	0.32	1.51	22.4	119.2
Inferred mineral resources	377.8	0.42	1.05	15.6	83.1

Wendover—Summary of Potash Mineral Resources in Millions of Tons of Sylvinite as of December 31, 2024. Based on $450/product ton mine site.

Measured mineral resources	—	—	—		
Indicated mineral resources	175	0.5	0.9	0.23	85
Measured + Indicated mineral resources	175	0.5	0.9	0.23	85
Inferred mineral resources	1,358	0.5	6.8	0.23	85

Amounts presented have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

[1] K₂O Brine is the recovered KCl bearing brine in solution at average concentrations by weight.

[2] Contained K₂O is calculated by multiplying K₂O Brine by the Grade.

[3] Solution mining resource cutoff is the grade at which production covers operating costs.

[4] Contained K is the equivalent K portion of the K2O.

[5] Li and Mg brines are found in the aquifers in ratios of K:Mg = 1.7 to 1.8 and K:Li = 117 to 121.

[6] To describe the resource in terms of 'industry standard' lithium carbonate equivalent, a conversion factor of 5.323 was used to convert elemental lithium to LCE.

Mineral Resources were prepared RESPEC, a qualified firm for the estimate and independent of Intrepid.

Mineral Resources are reported exclusive of Mineral Reserves.

Mineral Resources are reported using Inverse Distance Squared (ID²) estimation methods.

Mt = million tons, Kt = thousand tons, % = percent, K₂O = potassium oxide, ft = feet

Additional information regarding the methodology and key assumptions used to calculate the Wendover mineral resource can be found in Section 11 of the technical report summary in Exhibit 96.3 to this Annual Report.

Mineral Reserve

Key assumptions for the mineral reserve estimates include KCl grade, thickness, geometry, and hydrogeological properties of the aquifer, presence of geologic anomalies that distort the aquifer, impurities that impact solubility or the surface concentration, separation, crystallization, or packaging process, and the cost of goods sold and estimated final price of the product. Due to its history of operations, infrastructure is mature and the processing and cost factors are well understood. Recovery estimates are based on past, current, and anticipated future performance and supported by laboratory or metallurgical testing of the plant feed.

Wendover—Summary of Potash Mineral Reserves as of December 31, 2025. Based on $395/product ton mine site.

	Brine [1] (Mt)	In Situ Grade [2] (%K$_2$O)	Product [3] (Mt)	Cutoff [4] (%K$_2$O)	Processing Recovery (%)
Proven Mineral Reserves					
Probable Mineral Reserves	885	0.5	1.9	0.25	85
Total Mineral Reserves	885	0.5	1.9	0.25	

Wendover—Summary of Potash Mineral Reserves as of December 31, 2024. Based on $360/product ton mine site.

	Brine [1] (Mt)	In Situ Grade [2] (%K$_2$O)	Product [3] (Mt)	Cutoff [4] (%K$_2$O)	Processing Recovery (%)
Proven Mineral Reserves					
Probable Mineral Reserves	813	0.5	1.7	0.30	85
Total Mineral Reserves	813	0.5	1.7	0.30	

[1] Brine advanced through the pond system.

[2] In-situ grade is the amount of K$_2$O contained in the brine.

[3] Potash Product tons are calculated by multiplying Brine by: the In-Situ Grade divided by 63.17% K$_2$O/KCl conversion factor, an overall pond recovery factor of 30%, processing recovery of 85%, a handling loss factor of 97%, and a product purity factor of 105%.

[4] Solution mining reserve cutoff is the grade at which production covers operating costs.

Mineral Reserves were prepared by RESPEC, a qualified firm for the estimate and independent of Intrepid Potash.

Mineral Reserves are reported exclusive of Mineral Resources, on a 100% basis

Mineral Reserves are reported using Inverse Distance Squared (ID^2) estimation methods.

Mt = million tons, % = percent, K2O = potassium oxide, ft = feet

Additional information regarding the methodology and key assumptions used to calculate the Wendover mineral reserve can be found in Section 12 of the technical report summary in Exhibit 96.3 to this Annual Report.

Internal Controls

Our Wendover operations have internal quality assurance and quality control procedures for sample collection. Monitoring wells are sampled at least yearly to evaluate brine quality in the shallow-brine aquifer. During the evaporation season, we collect daily brine samples at brine advancement points. We sample brackish ponds and transfer pumps weekly. We evaluate samples at an on-site lab with full analysis capabilities, including X-ray fluorescence.

Production

Our facilities have a current estimated annual productive capacity of approximately 365,000 tons of potash, and approximately 400,000 tons of langbeinite, based on current designs. Our annual production rates are less than our estimated productive capacity. Actual production is affected by operating rates, the grade of ore mined, recoveries, mining rates, evaporation rates, product pricing, and the amount of development work that we perform. Therefore, as with other producers in our industry, our production results tend to be lower than reported productive capacity.

Our production capabilities and capital improvements at our facilities are described in more detail below, along with our historical production of our primary products and byproducts for the years ended December 31, 2025, 2024, and 2023.

Solution Mines

- Potash ore at HB is mined from idled original mine workings in the Carlsbad, New Mexico, area.

- The HB mine has a current estimated productive capacity of 180,000 tons annually. Potash produced from our HB mine is shipped by truck to the North facility for compaction.

- Potash ore at the Moab facility is mined from two stacked ore zones: the original mine workings in Potash 5 and the horizontal caverns in Potash 9.

- The Moab mine has a current estimated productive capacity of approximately 110,000 tons of potash annually.

- Potash at Wendover facility is produced primarily from brine containing salt, potash, and magnesium chloride that is collected in ditches from the shallow aquifers of the West Desert. These materials are also collected from a deeper aquifer by means of deep-brine wells.

- The Wendover facility has a current estimated productive capacity of approximately 75,000 tons of potash annually.

Conventional Underground Mines

- Sylvite and langbeinite ore at our Carlsbad locations occurs in a stacked ore body containing at least ten different mineralized zones, seven of which contain proven and probable reserves.

- The East mine has a current estimated productive capacity of approximately 400,000 tons of Trio® annually, based on current design. The East mine was converted to a Trio®-only operation in April 2016 and potash is no longer produced from the East mine.

- The West mine was idled in July 2016 and placed in care-and-maintenance mode. When operational, it has an estimated productive capacity of approximately 400,000 tons of red potash annually.

Compaction Facility

- The North facility receives compactor feed from the HB mine via truck and converts the compactor feed to finished granular-sized product and standard-sized product.

Our Development Assets

We have development opportunities in our New Mexico facilities with the acceleration of production from our reserves and mineralized deposits of potash, and the potential construction of additional production facilities in the region. We also own the leases on two idled mines near Carlsbad: the AMAX/Horizon mine and the North mine.

AMAX/Horizon Mine

- The AMAX/Horizon mine was in continuous operation between 1952 and 1993. We acquired the potash leases associated with the AMAX/Horizon mine in October 2012 and we obtained state and federal permits in 2015 to utilize these leases for solution mining.

- In the third quarter of 2024, we started the permitting process to drill a sample well into the AMAX Cavern at HB in order to measure the brine chemistry of the existing cavern and determine if it is a viable solution mining opportunity. In July 2025, we drilled a sample well into one of the lowest sections of the AMAX mine; unfortunately, the brine pool that we anticipated encountering based on our imaging was not present. After further evaluation of our AMAX Cavern project, we have deferred additional capital investment in our AMAX Cavern project until at least 2027. While the AMAX Cavern remains a key part of our HB mine and we remain confident in the potash reserve in place, we believe we have adequate brine sources to maintain production at our HB facility for the next few years. Before committing additional capital, we are looking to ensure that we have adequate brine injection volumes to flood the AMAX Cavern, which will be the largest cavern in the HB system, and the necessary bitterns management system in place to maximize the full potential of this additional cavern.

North Mine

- The North mine operated from 1957 to 1982 when it was idled mainly due to low potash prices and mineralogy changes which negatively impacted mineral processing at the facilities. Although the mining and processing equipment has been removed, the mine shafts remain open. The compaction facility at the North mine is where we granulate, store, and ship potash produced from the HB mine. Two abandoned mine shafts, rail access, storage facilities, water rights, utilities and leases covering potash deposits, are already in place. As part of our long-term mine planning efforts, we may choose to evaluate our strategic development options with respect to the shafts at the North mine and their access to mineralized deposits of potash.

Our Production of Potash and Trio®

One product ton of potash contains approximately 0.60 tons of K_2O when produced at our Moab and Wendover facilities and approximately 0.60 or 0.62 tons of K_2O when produced at our HB facility. One product ton of langbeinite produced at our East facility contains approximately 0.22 tons of K_2O. The following table summarizes production of our primary products at each of our facilities for each of the years ended December 31, 2025, 2024, and 2023:

(tons in thousands)	Year Ended December 31,								
	2025			2024			2023		
	Ore Production	Mill Feed Grade[1]	Finished Product	Ore Production	Mill Feed Grade[1]	Finished Product	Ore Production	Mill Feed Grade[1]	Finished Product
Potash									
HB	794	13.1%	135	873	12.6%	136	717	11.3%	90
Moab	497	15.7%	103	500	16.4%	110	429	17.2%	95
Wendover	274	13.1%	42	307	13.2%	49	247	12.5%	39
	1,565		280	1,680		295	1,393		224
Langbeinite									
East	1,195	7.5%	273	1,139	8.5%	251	1,285	7.3%	216
Total Primary Products			553			546			440

[1] Mill feed grade shown is as percent of K_2O. Mill feed grade is a measurement of the amount of mineral contained in an ore as a percentage of the total weight of the ore. For potash it is often represented as a percent of potassium oxide (K_2O) or percent potassium chloride (KCl).

Water and Byproduct Production

We have permitted, licensed, declared and partially adjudicated water rights in New Mexico under which we sell water primarily to support oil and gas operations and developments in the Permian Basin near our Carlsbad facilities. During the extraction of potash and Trio®, we recover marketable salt, magnesium chloride, water, and brine containing salt and potassium from our mining processes. Our salt is used in a variety of markets including animal feed, industrial applications, pool salt, and the treatment of roads and walkways for ice melting or to manage road conditions. Magnesium chloride is typically used as a road treatment agent for both deicing and dedusting. Our brines are used primarily by the oil and gas industry to support well development and completion activities.

ITEM 3. LEGAL PROCEEDINGS

A description of our legal proceedings, if any, is contained in Note 15 of the Notes to Consolidated Financial Statements.

ITEM 4.   MINE SAFETY DISCLOSURES

We are committed to providing a safe and healthy work environment. The objectives of our safety programs are to eliminate workplace accidents and incidents, preserve employee health, and comply with all safety- and health-based laws. In order to achieve these objectives, we train employees on safe work practices; establish, follow, and improve safety standards; involve employees in safety processes; openly communicate safety matters with employees; and record, report, and investigate accidents, incidents, and losses to help avoid recurrence. As part of our ongoing safety programs, we collaborate with MSHA and the New Mexico Bureau of Mine Safety to identify and implement accident prevention techniques and practices.

Our East, West, and North facilities in New Mexico are subject to regulation by MSHA under the Federal Mine Safety and Health Act of 1977 and the New Mexico Bureau of Mine Safety. MSHA inspects these facilities on a regular basis and issues various citations and orders when it believes a violation has occurred under federal law. Our Utah and HB facilities are subject to regulation by OSHA and, therefore, are not required to be included in the information provided in Exhibit 95.1.

PART II

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our common stock is traded on the NYSE under the symbol "IPI". As of February 28, 2026, we had 82 record holders of our common stock based upon information provided by our transfer agent.

Performance Graph—Comparison of Cumulative Return

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total stockholder return on the S&P 500 Index, and the Dow Jones U.S. Basic Materials Index, for the period beginning on December 31, 2020, through December 31, 2025, assuming an initial investment of $100 and the reinvestment of dividends.

	IPI		S&P 500		Dow Jones U.S. Basic Materials	
December 31, 2020	$	100.00	$	100.00	$	100.00
December 31, 2021	$	176.94	$	128.68	$	127.78
December 31, 2022	$	119.54	$	105.36	$	118.10
December 31, 2023	$	98.92	$	133.03	$	131.10
December 31, 2024	$	90.77	$	166.28	$	124.14
December 31, 2025	$	114.82	$	195.98	$	146.19



Dividends

We currently intend to retain earnings to reinvest for future operations and growth of our business and do not anticipate paying any cash dividends on our common stock. However, our Board of Directors, in its discretion, may decide to declare a dividend at an appropriate time in the future, subject to the terms of our revolving credit agreement. A decision to pay a dividend would depend upon, among other factors, our results of operations, financial condition, and cash requirements and the terms of our revolving credit agreement at the time a payment is considered.

Purchases of Equity Securities by the Issuer

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Programs[1]
October 1, 2025, through October 31, 2025	—	$—	—	$12,987,860
November 1, 2025, through November 30, 2025	—	$—	—	$12,987,860
December 1, 2025, through December 31, 2025	7,241	$25.58	—	$12,987,860
Total	7,241	$25.58	—	$12,987,860

Issuer Purchases of Equity Securities

[1] Represents the dollar value of remaining availability under the $35 million share repurchase program approved by the Board of Directors in February 2022. Under the share repurchase program, we may repurchase shares from time to time in the open market or in privately negotiated transactions. The timing, volume and nature of share repurchases, if any, will be at our sole discretion and will be dependent on market conditions, liquidity, applicable securities laws, and other factors. We may suspend or discontinue the share repurchase program at any time. During 2025, we did not purchase any shares under the share repurchase program.

ITEM 6.   **RESERVED**

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis should be read in conjunction with the accompanying consolidated financial statements and related notes contained in "Item 8. Financial Statements and Supplemental Data" of this Annual Report.

This Management's Discussion and Analysis contains forward-looking statements that involve risks, uncertainties, and assumptions as described under the heading "Cautionary Note Regarding Forward-Looking Statements," in Part I of this Annual Report. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Item 1A. Risk Factors" and elsewhere in this Annual Report.

A discussion of the changes in our results of operations between the years ended December 31, 2024, and December 31, 2023, has been omitted from this Annual Report on Form 10-K but may be found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 4, 2025, which is available free of charge on the SEC's website at www.sec.gov and our corporate website (www.intrepidpotash.com).

Overview

We are a diversified mineral company that delivers potassium, magnesium, sulfur, salt, and water products essential for customer success in agriculture, animal feed and the oil and gas industry. We are the only U.S. producer of muriate of potash (sometimes referred to as potassium chloride or potash), which is applied as an essential nutrient for healthy crop development, utilized in several industrial applications, and used as an ingredient in animal feed. In addition, we produce a specialty fertilizer, Trio®, which delivers three key nutrients, potassium, magnesium, and sulfur, in a single particle. We also provide water, magnesium chloride, brine and various oilfield products and services.

Our extraction and production operations are conducted entirely in the continental U.S. We produce potash from three solution mining facilities: our HB solution mine in Carlsbad, New Mexico, our solution mine in Moab, Utah, and our brine recovery mine in Wendover, Utah. We also operate our North compaction facility in Carlsbad, New Mexico, which compacts and granulates product from the HB mine. We produce Trio® from our conventional underground East mine in Carlsbad, New Mexico.

We also have certain land, water rights, federal grazing leases, and other related assets in southeast New Mexico. We refer to these assets and operations as "Intrepid South." Intrepid South generates revenue from sales of various oilfield-related products and services, including but not limited to, water, brine, surface use and right-of-way agreements, a produced water royalty agreement, and caliche sales.

We have three segments: potash, Trio®, and oilfield solutions. We account for the sale of byproducts as revenue in the potash or Trio® segment based on which segment generated the byproduct. For each of the years ended December 31, 2025, 2024, and 2023, a majority of our byproduct sales were accounted for in the potash segment.

Significant Business Trends and Activities

Our financial results have been, or are expected to be, impacted by several significant trends and activities, including impacts from global disruptions. Given the dynamic nature of such disruptions, we cannot reasonably estimate the impacts of such disruptions, if any, on our financial condition, results of operations, liquidity, or cash flows in the future. We expect that any such disruptions may have a material effect on revenue growth, financial condition, liquidity, and overall profitability in future reporting periods. Please see further discussion under "Item 1A. Risk Factors."

We expect that the trends described below may continue to impact our results of operations, cash flows, and financial position.

- *Tariffs and retaliatory tariffs.* Since February 2025, the U.S. government has announced, implemented, modified, paused, and/or terminated various tariff measures, including tariffs pursuant to the International Emergency Economic Powers Act ("IEEPA") (which were held unlawful in February 2026 by the U.S. Supreme Court and terminated), and a number of new or modified tariffs on imports of specific classes of products (including, but not limited to, steel, aluminum, and copper) under Section 232 of the Trade Expansion Act of 1962 ("Section 232"), and most recently a temporary tariff under Section 122 of the Trade Act of 1974 ("Section 122"). In addition, the U.S. government has indicated that it will initiate investigations with the intention of imposing additional tariffs under Section 232 and Section 301 of the Trade Act of 1974.

Imports from Canada and Mexico that meet the origin rules of the United States-Mexico-Canada Agreement ("USMCA"), were exempt from the IEEPA tariffs, and are currently exempt from the Section 122 tariffs, but not Section 232 tariffs. The status of the Section 122 exemption is uncertain, as is whether the USMCA-qualifying goods would be exempt from future tariffs, and the USMCA itself may be subject to renegotiation. Other countries and customs unions, including the United Kingdom, European Union, Japan and Korea, have negotiated separate trade agreements with the U.S. resulting in lower tariffs than would have otherwise applied. However, the status of these agreements is uncertain in light of the termination of IEEPA tariffs, and such agreements are subject to further negotiation.

The U.S. also continues to negotiate with additional trade partners on potential agreements, the outcome of which remains uncertain. These tariffs have also at time led, and may continue to lead, to retaliatory tariffs imposed by other countries. This volatility of tariffs creates uncertainty regarding the extent and impact of tariffs on our business and the economy in general. Tariffs, or the potential for tariffs, may affect the costs and availability of raw materials, affect our customers' purchasing decisions, contribute to increases in operating costs through increases in product and equipment costs, wages, and energy, or have other related impacts on our business and the markets in which we operate.

- *Potash pricing and demand.* Our average net realized sales price for potash decreased to $353 per ton in 2025 compared to $377 per ton in 2024. After peaking in mid-2022, potash prices steadily declined, reaching a floor in January 2025 at $315 per ton during the winter-fill agricultural potash program. Supportive crop prices and strong demand during the first half of 2025 led to multiple price increases with summer-fill potash pricing increasing to $390 per ton in June 2025, followed by a $20 per ton increase that was largely untested in the third and fourth quarters. Fourth quarter pricing was unchanged from post summer-fill levels, but demand was slow as reduced farmer profitability due to commodity price declines and sufficient inventory from the summer-fill program limited buying. A winter-fill agricultural potash program was announced in January 2026 at $355 per ton, a $40 per ton increase compared to the 2025 winter-fill program, and we have seen good subscription under the program with customers placing orders for the majority of their first quarter needs. Our price expectations could be affected by, among other things, weather, planting decisions, rail car availability, commodity price decreases and the price and availability of other potassium products. As a smaller producer relative to the overall market, domestic pricing of our potash is influenced principally by the price established by our competitors. The interaction of global potash supply and demand, ocean, land, and barge freight rates, currency fluctuations, tariffs, and crop commodity values and outlook, also influence pricing.

- *Trio® pricing and demand.* Our average net realized sales price for Trio® increased to $367 per ton in 2025, compared to $311 per ton in 2024. Similar to potash, after prices peaked in mid-2022, Trio® pricing steadily declined until reaching a floor in the second half of 2023. Trio® prices were relatively flat in the first half of 2024 with summer-fill pricing of $320 per ton, after which rising sulfate values and increased demand led to multiple prices increases in both the second half of 2024 and first half of 2025, with prices peaking in June 2025 at $415 per ton, a $95 per ton increase over the summer-fill levels of the prior year. We announced a fall-fill program in October 2025, reducing price $35 per ton to $380 per ton, during a one-week order window and saw record subscription with 87,000 tons sold in the fourth quarter of 2025. Pricing increased to $405 per ton after the order window and we continue to see good demand to date in 2026. Our ability to realize the increased prices may be affected by, among other things, weather, planting decisions, rail car availability, commodity price decreases, and the price and availability of other potassium products.

Overall average net realized sales price per ton for Trio® will continue to be impacted by the percentage of international sales, particularly to offshore markets. Competition from lower cost alternatives and freight costs continues to negatively impact our average net realized sales price per ton to offshore markets. We plan to continue a price-over-volume strategy internationally by focusing on those international markets where we obtain the highest average net realized sales price per ton and thus the highest margin.

We experience seasonality in domestic Trio® demand, with more purchases coming in the first and second quarters in advance of the spring application season in the U.S. In turn, we generally have increased inventory levels in the third and fourth quarters in anticipation of expected demand for the following year. We continue to operate our facilities at reduced production levels that approximate expected demand and allow us to manage inventory levels.

- *Strategic Focus on our Solar Solution Mining Facilities.* Key current and future projects include:

  ◦ Wendover Primary Ponds - Similar to our caverns at the Moab and HB mines, the primary ponds at Wendover serve as the brine storage area, and are necessary to achieve our goals of maximizing brine availability, increasing brine grade, and improving production. We completed the construction of a new primary pond in June 2024 and are seeing the production benefits from this pond in our 2025 - 2026 production year. We plan to begin construction of another primary pond in mid-2026 to further increase our brine storage capacity and we expect production will continue to improve towards our productive capacity over the next couple of years.

  ◦ HB AMAX Cavern - After further evaluation of our AMAX Cavern project, we have deferred additional capital investment in our AMAX Cavern project until at least 2027. While the AMAX Cavern remains a key part of our HB mine and we remain confident in the potash reserve in place, we believe we have adequate brine sources to maintain production at our HB facility for the next few years. Before committing additional capital, we are looking to ensure we have adequate brine injection volumes to flood the AMAX Cavern, which will be the largest cavern in the HB system, and the necessary bitterns management system in place to maximize the full potential of this additional cavern.

- *Lithium Development Project.* In 2025, we entered into a Joint Development Agreement ("JDA") with Aquatech International, LLC and Adionics (together, the "Lithium Partners") to pursue the potential development of a 5,000 metric tonne lithium extraction facility using the post-process brine at our Wendover facility. Initial demonstration testing using our Wendover brine was successful, with a lithium extraction rate of 92.9% and lithium chloride purity above 99.5%. The lithium chloride was further processed to produce a >99.5% lithium carbonate product, meeting key specifications for battery manufacturing. Under the JDA, Aquatech is completing comprehensive feasibility studies and detailed engineering of a 5,000 metric tonne lithium extraction facility. The Lithium Partners are advancing project design and development, and negotiating definitive agreements, with a goal of reaching a final investment decision in 2026.

- *Water sales.* Water sales decreased in 2025 to $3.2 million, compared to $13.6 million in 2024 as continued expansion of produced water and water recycling infrastructure has increased the availability of recycled water and reduced demand for water from both our Caprock wells and on Intrepid South. In 2024, we supplied water for one drilling program during the third quarter which accounted for approximately $5.5 million, or 40%, of our total water sales. We did not have an equivalent sale during 2025. While oil and gas activity remains strong in southeast New Mexico and on Intrepid South, we expect the trend towards the use of produced and recycled water will continue for the foreseeable future.

- *Byproduct sales.* Byproduct sales decreased to $25.1 million in 2025 compared to $25.3 million in 2024. Magnesium chloride sales increased $0.9 million compared to 2024, as we saw a return to more historic sales volumes in 2024, offset by $0.9 million decrease in salt sales. Brine sales decreased $0.2 million, or 3%, compared to 2024 as oil and gas activity near in southeast New Mexico continues to drive strong demand for heavy brine.

- *Other oilfield products and services.* Our revenue from brine and other oilfield products and services, excluding water, recorded in our oilfield solutions segment increased to $11.3 million in 2025, compared to $11.1 million in 2024, as continued strong oil and gas activity in southeast New Mexico led to steady sales compared to 2024.

Consolidated Results

(in thousands)	Year Ended December 31,			
		2025		**2024**
Sales[1]	$	298,328	$	254,694
Cost of Goods Sold	$	178,578	$	171,415
Lower of cost or net realized value inventory adjustments	$	4,442	$	3,957
Gross Margin	$	54,816	$	29,082
Income (Loss) Before Income Taxes		11,729		(18,512)
Income Tax Expense		(544)		(194,333)
Net Income (Loss)	$	11,185	$	(212,845)
Average Net Realized Sales Price per Ton[2]				
Potash	$	353	$	377
Trio®	$	367	$	311

[1]Sales include sales of byproducts which were $25.1 million and $25.3 million for the years ended December 31, 2025, and 2024, respectively.

[2]Average net realized sales price per ton is a non-GAAP measure. More information about this non-GAAP measure is below under the heading "Non-GAAP Financial Measure."

Consolidated Results for the Years Ended December 31, 2025, and 2024

Sales

Our total sales increased $43.6 million, or 17% in 2025, compared to 2024, as Trio® segment sales increased $39.0 million, and potash segment sales increased $14.8 million, partially offset by a decrease of $10.2 million in oilfield solutions segment sales.

Our total Trio® segment sales increased by $39.0 million during 2025 compared to 2024, driven by an increase of $39.2 million in Trio® sales, partially offset by a decrease of $0.2 million in Trio® segment byproduct sales. We sold 19% more tons of Trio® in 2025 compared to 2024, as we entered 2025 with more Trio® inventory due to increased production in the second half of 2024, and we produced 9% more tons of Trio® during 2025, compared to 2024. Our average net realized sales price per ton increased 18% in 2025, compared to 2024, due to strong prices of the individual nutrient components of Trio®, particularly sulfate and potassium.

Our total potash segment sales increased $14.8 million during 2025, compared to 2024, driven by an increase of $14.9 million in potash sales, partially offset by a $0.1 million decrease in potash byproduct sales. Our potash sales increased due to a 20% increase in potash tons sold during 2025, compared to 2024, partially offset by a 6%, decrease in potash average net realized sales price per ton. We sold more tons of potash in 2025, compared to 2024, because our available supply of potash increased in 2025, compared to 2024, mainly due to strong potash production during the second half of 2024 and the first half of 2025.

Our potash average net realized sales price per ton decreased 6% in 2025, compared to 2024, primarily due to lower potash price levels during the spring application season. The 2025 potash winter-fill program, announced in January 2025, was $70 per ton less than the 2024 potash winter-fill program in January 2024. After the winter-fill program in 2025, strong demand and supportive commodity prices led to multiple potash price increases in the first half of 2025, with summer-fill potash price of $390 per ton, a $55 per ton increase compared to 2024. Although potash prices rose steadily during 2025, we sold fewer tons in the second half of 2025 at the higher per ton prices, compared to tons sold during the first half of 2025 at the lower per ton prices.

Our oilfield solutions segment sales decreased by $10.2 million in 2025, compared to 2024, driven by a decrease of $10.4 million in water sales, partially offset by a $0.2 million increase in brine water sales and other oilfield solutions products and services. Water sales decreased due to reduced demand from both our Caprock and Intrepid South water rights as oil and gas operators continue to increase the use of produced and recycled water in their operations. Sales of water on Intrepid South also vary based on the drilling schedules of operators on our land. In 2024, we supplied water to a large frac in the third quarter, which accounted for $5.5 million, or 40% of our water sales for the year. We did not have an equivalent frac on Intrepid South in 2025.

Cost of Goods Sold

Our total cost of goods sold increased $7.2 million, or 4%, in 2025, compared to 2024. Our potash segment cost of goods increased $10.8 million, or 13%, and our Trio® segment cost of goods sold increased $2.6 million, or 4%, partially offset by a decrease of $6.2 million, or 36%, in our oilfield solutions segment cost of goods sold.

Our potash segment cost of goods sold increased 13% in 2025, compared to 2024, mainly due to us selling 20% more tons of potash in 2025, compared to 2024. Increased potash production rates, specifically in the second half of 2024, decreased the carrying cost of our potash at the start of 2025, compared to 2024, reducing our per ton cost of goods sold in 2025. Our potash cost of goods sold during 2025 was favorably impacted by lower of cost or net realizable value inventory adjustments recorded during the second half of 2024 and the first half of 2025. Recording lower of cost or net realizable value inventory adjustments reduces our potash carrying costs per ton.

Our Trio® segment cost of goods sold increased 4% in 2025, compared to 2024, as we sold 19% more tons of Trio® in 2025 compared to 2024. Our per ton production costs per Trio® ton decreased in 2025, compared to 2024, due to the 9% increase in tons of Trio® produced in 2025, compared to 2024, while increased production rates throughout 2024 also led to a lower weighted average carrying cost per ton of Trio® to begin 2025, compared to 2024. Because a significant portion of our production costs are fixed, an increase in tons produced reduces our production costs per ton.

Our oilfield solutions segment cost of goods sold decreased 36% in 2025 compared to 2024, as we purchased more third-party water for resale in 2024, compared to 2025, to meet the demand for a large frac on Intrepid South during 2024.

Lower of Cost or Net Realizable Value ("NRV") Inventory Adjustments

During 2025, we recorded lower of cost or NRV inventory adjustments of $4.4 million as our weighted average carrying costs for certain potash products exceeded our expected selling price for those products. During the year ended December 31, 2024, we recorded lower of cost or NRV adjustments of $4.0 million as our weighted average carrying costs for certain potash products exceeded our expected selling price for those products.

Gross Margin

Our gross margin percentage increased to 18% in 2025, compared to 11% in 2024. The increase was driven primarily by an increase in our Trio® gross margin due to an increase in our average net realized sales price per ton for Trio®, increased production rates which lower our per ton production costs, and an increase in tons of Trio® sold in 2025, compared to 2024.

Selling and Administrative Expense

Selling and administrative expenses increased $3.7 million or 11% in 2025 compared to 2024, as professional services expenses increased $1.9 million and stock compensation expense increased $1.4 million. Our professional services expenses increased in 2025, compared to 2024, as we used more third-party consultants in 2025. Our stock compensation expense increased in 2025, compared to 2024, mainly due to the resignation of our former Chief Executive Officer ("CEO") in September 2024. Recognized stock compensation expense related to the former CEO's unvested equity awards at the time of his resignation in September 2024 was reversed which lowered 2024 stock compensation expense.

Impairment of Long-Lived Assets

During the year ended December 31, 2025, we recorded total impairment charges of $1.9 million. During the year ended December 31, 2024, we recorded total impairment charges of $10.7 million.

In 2023, the fair value of our Trio® segment assets was determined using the expected proceeds received in an orderly sale of the individual assets. During 2024, for any Trio® segment capital spending during 2024, we also estimated the fair value of those assets using the expected proceeds received in an orderly sale of the new individual assets and recorded impairment charges of $4.4 million. We continued to record impairment charges for our Trio® segment capital spending during the first nine months of 2025, using the expected proceeds received in an orderly sale of new individual assets and recorded impairment charges of $1.9 million. We did not record any impairment charges for any Trio® segment capital spending during the three months ended December 31, 2025, because the projected undiscounted cash flows generated by our Trio® segment asset group exceeds the net book value of the Trio® segment asset group due to the continued financial improvement in our Trio® segment asset group.

Also, during 2024, we recorded impairment charges of $6.4 million in our oilfield solutions segment mainly related to our frac sand opportunity and other oilfield related equipment based on the expected selling price of those assets, which were subsequently sold in 2025.

Gain Loss on Sale or Disposal of Assets

During 2025, we recorded a $1.2 million gain on the sale or disposal of assets. During 2025 we sold two small parcels of land and recorded a total gain of $3.6 million, partially offset by a loss of $2.4 million on the sale or disposal of assets in the normal course of business. During 2024, we recorded a total loss of $2.0 million on the sale or disposal of assets mainly related to the sale of excess lay flat water tubing.

Other Operating Income

In 2025, we recognized other operating income of $4.8 million compared to $5.2 million in 2024. During both 2025 and 2024, we recognized $4.5 million in other operating income related to the Third Amendment to the Cooperative Development Agreement that we entered into with XTO in December 2023 which became effective in January 2024. As discussed in further detail in Note 9 - Other Long-Term Deferred Income to the Consolidated Financial Statements, we are recognizing as other operating income the estimated transaction price associated with the Amendment on a straight-line basis over the term of the Amendment. During 2025, we recognized $0.3 million from various miscellaneous items, compared to $0.7 million recognized during 2024.

Other Operating Expense

Other operating expense increased $2.9 million in 2025 compared to 2024. During 2025, we recorded $4.0 million related the potential settlement of a class action lawsuit and $2.2 million for potential fines related to an unpermitted discharge at our HB facility. During 2024, we recorded an additional $1.9 million related to the potential underpayment of royalties to the ONRR from 2012 through 2016, we incurred $0.9 million for royalties assessed by the State of New Mexico on certain water sales made during 2019 to 2022, and we recorded $0.6 million in expenses associated with product contamination. During 2025, we paid the ONRR $3.5 million for the underpayment of royalties from 2012 through 2016, which closed the matter.

Income Tax

We recorded income tax expense of $0.5 million in 2025, for state income taxes in jurisdictions where we were unable to utilize deferred tax assets for net operating losses. In 2024, we recorded an income tax expense of $194.3 million as we increased our valuation allowance against our deferred tax assets by $199.0 million since we concluded that it was more likely than not that our deferred tax assets would not be realized.

Net Income

Our 2025 net income increased to $11.2 million compared to a net loss of $212.8 million in 2024, due to the factors discussed above.

Potash Segment Results

(in thousands)	Year Ended December 31,			
	2025		**2024**	
Sales[1]	$	139,583	$	124,833
Less: Freight costs		15,617		13,176
Warehousing and handling costs		6,530		6,306
Cost of goods sold		94,776		83,974
Lower of cost or net realized value inventory adjustments		4,442		3,957
Gross Margin	$	18,218	$	17,420
Depreciation, Depletion, and Amortization Incurred[2]	$	31,478	$	27,955
Potash Sales Volumes (tons in thousands)		289		240
Potash Production Volumes (tons in thousands)		280		295
Average Potash Net Realized Sales Price per Ton[3]	$	353	$	377

[1]Potash segment sales include byproduct sales which were $24.6 million and $24.6 million for the years ended December 31, 2025, and 2024, respectively.
[2]Depreciation, depletion, and amortization incurred excludes depreciation, depletion, and amortization amounts absorbed in or (relieved from) inventory.
[3]Average net realized sales price per ton is a non-GAAP measure. More information about this non-GAAP measure is below under the heading "Non-GAAP Financial Measure."

Potash Segment Results for the Years Ended December 31, 2025, and 2024

Our total potash segment sales in 2025 increased $14.8 million, or 12%, compared to 2024, as potash sales recorded in the potash segment increased 15% while potash segment byproduct sales were essentially unchanged.

Potash sales recorded in the potash segment increased $14.8 million, or 15%, in 2025 compared to 2024, as our potash tons sold increased 20%, partially offset by a 6% decrease in our average potash net realized sales price per ton. We sold more tons of potash in 2025, compared to 2024, because our available supply of potash increased in 2025, compared to 2024, mainly due to increased potash production during the second half of 2024 and the first half of 2025.

Our potash average net realized sales price per ton decreased 6% in 2025, compared to 2024. The 2025 potash winter fill program that was announced in early January 2025 was $70 per ton less than the 2024 potash winter fill program that was announced in early January 2024. While per ton potash prices rose steadily during 2025, we sold fewer tons in the second half of 2025 at the higher per ton prices, compared to tons sold during the first half of 2025 at the lower per ton prices.

Our potash segment cost of goods sold increased 13% in 2025 compared to 2024, mainly due to selling 20% more tons of potash in 2025, compared to 2024. Increased potash production rates, specifically in the second half of 2024, decreased the carrying cost of our potash to begin 2025, compared to 2024, reducing our per ton cost of goods sold in 2025. Our potash cost of goods sold during 2025 was also favorably impacted by lower of cost or net realizable value inventory adjustments recorded during the second half of 2024 and the first half of 2025. Recording lower of cost or net realizable value inventory adjustments reduces our potash carrying costs per ton.

Potash segment freight expenses increased 19% in 2025 compared to 2024, as we sold 20% more tons of potash. Our freight expense is impacted by the rates charged by carriers, geographic distribution of our products and by the proportion of customers arranging for and paying their own freight costs.

We produced 5% fewer tons of potash during 2025 compared to 2024, mainly due to producing fewer tons at our Moab and Wendover facilities during 2025.

During 2025, we recorded $4.4 million in lower of cost or net realizable value inventory adjustments for certain potash products as our weighted average carry cost per ton exceeded our expected net realizable value per potash ton as our average potash net realized sales price per ton decreased 6% in 2025, compared to 2024. We recorded $4.0 million in lower of cost or net realizable value inventory adjustments for certain potash products during 2024.

Our potash segment gross margin increased $0.8 million in 2025, compared to 2024, due to the factors discussed above.

Potash Segment - Additional Information

The table below shows our potash sales mix for 2025 and 2024.

	Year Ended December 31,	
	2025	**2024**
Agricultural	75%	74%
Industrial	4%	3%
Feed	21%	23%

Trio® Segment Results

	Year Ended December 31,			
(in thousands)	**2025**		**2024**	
Sales[1]	$	144,463	$	105,428
Less: Freight costs		32,818		25,841
Warehousing and handling costs		5,685		5,169
Cost of goods sold		72,574		69,980
Gross Margin	$	33,386	$	4,438
Depreciation, Depletion, and Amortization incurred[2]	$	3,353	$	3,500
Sales Volumes (tons in thousands)		303		254
Production Volumes (tons in thousands)		273		251
Average Net Realized Sales Price per Ton[3]	$	367	$	311

[1]Trio® segment sales include byproduct sales which were $0.5 million and $0.7 million for the years ended December 31, 2025, and 2024, respectively.
[2]Depreciation, depletion, and amortization incurred excludes depreciation, depletion, and amortization amounts absorbed in or (relieved from) inventory.
[3]Average net realized sales price per ton is a non-GAAP measure. More information about this non-GAAP measure is below under the heading "Non-GAAP Financial Measure."

Trio® Segment Results for the Years Ended December 31, 2025, and 2024

Our total Trio® segment sales increased $39.0 million, or 37%, in 2025 compared to 2024, as Trio® sales increased $39.2 million, or 37%, partially offset by a $0.2 million decrease, or 24%, in Trio® segment byproduct sales.

Our Trio® sales increased $39.2 million, or 37%, in 2025 compared to 2024, as we sold 19% more tons combined with an 18% increase in our average net realized sales price per ton. Sales volumes increased in 2025 compared to 2024, as we entered the year with more Trio® in inventory due to increased production in the second half of 2024 and we produced 9% more tons of Trio® during 2025, compared to 2024. Trio® average net realized sales price per ton increased 18% in 2025, compared to 2024, due to strong prices of the individual nutrient components of Trio®, particularly sulfate and potassium.

Our Trio® segment byproduct sales decreased $0.2 million in 2025 compared to 2024, due to a decrease in Trio® segment byproduct salt sales.

Trio® freight costs increased 27% in 2025, compared to 2024, mainly related to a 19% increase in Trio® tons sold. Our freight expense is impacted by the geographic distribution of our Trio® sales and by the proportion of customers arranging for and paying their own freight costs. Generally, our Trio® freight expense is higher than our potash freight expense because our Trio® customers are generally located further away from our production facilities compared to our potash customers.

Our Trio® segment cost of goods sold increased 4% in 2025 compared to 2024, as we sold 19% more tons of Trio® in 2025. Our per ton production costs per Trio® ton decreased in 2025, compared to 2024, due to the 9% increase in tons of Trio® produced in 2025, and increased production rates throughout 2024 also led to a lower weighted average carrying cost per ton of Trio® at the start of 2025, compared to 2024. Because a significant portion of our production costs are fixed, an increase in tons produced reduces our production costs per ton.

Our Trio® segment gross margin increased by $28.9 million in 2025 compared to 2024, due to the factors discussed above.

In the fourth quarter of 2023, given the decrease in our gross margin for our Trio® segment we determined that sufficient indicators of potential impairment of our Trio® segment long-lived assets existed. We performed a recoverability test and determined that the carrying value of our Trio® segment long-lived assets was not recoverable. We engaged a third-party valuation firm to determine the fair value of our Trio® segment assets. The fair value of our Trio® segment assets was primarily determined using the expected proceeds received in an orderly sale of the individual assets. The carrying value of our Trio® segment asset group exceeded the fair value of those assets, and we recorded an impairment charge of $31.9 million in 2023.

For any Trio® segment capital spending in 2024 and for the first nine months of 2025, we also estimated the fair value of those new assets and we recorded an impairment charge of $4.4 million in 2024 and $1.9 million during the nine months ended September 30, 2025. Because the financial performance of our Trio® segment has improved significantly during 2025, we performed a recoverability test in the fourth quarter of 2025 and determined our estimated fair value of our Trio® segment asset group exceeds the carrying value of those assets. We did not record any impairment changes during the fourth quarter of 2025.

Trio® Segment - Additional Information

The table below shows the percentage of total Trio® sales that were sold internationally in the past three years.

	United States	Export
For the year ended December 31, 2025	87%	13%
For the year ended December 31, 2024	85%	15%
For the year ended December 31, 2023	86%	14%

Oilfield Solutions Segment Results

	Year Ended December 31,	
(in thousands)	2025	2024
Sales	$ 14,440	$ 24,685
Less: Cost of goods sold	11,228	17,461
Gross Margin	$ 3,212	$ 7,224
Depreciation, Depletion, and Amortization incurred	$ 3,813	$ 4,431

Oilfield Solutions Segment Results for the Years Ended December 31, 2025, and 2024

Our oilfield solutions segment sales decreased 42% in 2025 compared to 2024, driven by a decrease of $10.4 million in water sales, offset by an increase of $0.1 million in brine water sales and an increase of $0.1 million in sales of other products and services. Water sales decreased due to reduced demand from both our Caprock and Intrepid South water rights as oil and gas operators continue to increase the use of produced and recycled water in their operations. Sales of water on Intrepid South also vary based on the drilling schedules of operators on our land. In 2024, we supplied water to one large drilling program in the third quarter, which accounted for $5.5 million, or 40% of our water sales for the year. We did not have an equivalent sale on Intrepid South in 2025.

Our oilfield segment cost of goods sold decreased 36% in 2025 compared to 2024, as we purchased more third-party water for resale to meet the demand for the large frac completed on Intrepid South during 2024, and we paid less royalties in 2025, compared to 2024, because of the 42% decrease in sales.

Gross margin decreased $4.0 million, or 56%, in 2025 compared to 2024, due to the factors described above.

Specific Factors Affecting Our Results

Sales

Our gross sales are derived from the sales of potash, Trio®, water, salt, magnesium chloride, brine water and various other products and services. Total sales are determined by the quantities of product we sell and the sales prices we realize. For potash, Trio®, and salt, we quote prices to customers both on a delivered basis and on the basis of pick-up at our plants and warehouses. Freight costs are incurred on most of our potash, Trio®, and salt sales, but some customers arrange and pay for their own freight directly. When we arrange and pay for freight, our quotes and billings are based on expected freight costs to the points of delivery. When we calculate our potash and Trio® average net realized sales price per ton, we deduct any freight costs included in sales before dividing by the number of tons sold. We believe the deduction of freight costs provides a more representative measure of our performance in the market due to variations caused by ongoing changes in the proportion of customers paying for their own freight, the geographic distribution of our products, and freight rates. Freight rates have been increasing, and if we are unable to pass the increased freight costs on to the customer, our average net realized sales price per ton is negatively affected. We manage our sales and marketing operations centrally and we work to achieve the highest average net realized sales price per ton we can by evaluating the product needs of our customers and associated logistics and then determining which of our production facilities can best satisfy these needs.

The volume of product we sell is determined by demand for our products and by our production capabilities. We operate our potash and Trio® facilities at production levels that approximate expected demand and consider current inventory levels and expect to continue to do so for the foreseeable future.

Our water sales and other products and services offered through our oilfield solutions segment are driven by demand from oil and gas exploration companies drilling in the Permian Basin. As such, demand for our water and other products and services is generally stronger during a cyclical expansion of oil and gas drilling. Likewise, a cyclical contraction of oil and gas drilling may decrease demand for our water.

Cost of Goods Sold

Our cost of goods sold reflects the costs to produce our products. Many of our production costs are largely fixed and, consequently, our cost of sales per ton on a facility-by-facility basis tends to move inversely with the number of tons we produce, within the context of normal production levels. Our principal production costs include labor and employee benefits, maintenance materials, contract labor, and materials for operating or maintenance projects, natural gas, electricity, operating supplies, chemicals, depreciation and depletion, royalties, and leasing costs. Some elements of our cost structure associated with contract labor, consumable operating supplies, reagents, and royalties are variable, but such elements make up a smaller component of our cost base. Our costs often vary from period to period based on the fluctuation of inventory, sales, and production levels at our facilities.

Our production costs per ton are also impacted when our production levels change, due to factors such as changes in the grade of ore delivered to the plant, levels of mine development, plant operating performance, and downtime. We expect that our labor and contract labor costs in Carlsbad, New Mexico will continue to be influenced most directly by the demand for labor in the local region where we compete for labor with another fertilizer company, companies in the oil and gas industry, and a nuclear waste processing and storage facility.

We pay royalties to federal, state, and private lessors under our mineral leases. These payments typically equal a percentage of sales (less freight) of minerals extracted and sold under the applicable lease. In some cases, federal royalties for potash are paid on a sliding scale that varies with the grade of ore extracted. Our average royalty rate was 5.0%, 4.9%, and 4.9% in 2025, 2024, and 2023, respectively. In addition to royalties, we are also subject to resource and severance taxes in the state of New Mexico.

We incur costs to transfer water from our water source to our customers' facilities. Our operating costs depend on the distance and amount of water we must transfer. Additionally, water rights in New Mexico are subject to a stated point of diversion, purpose and place of use, and many of our water rights were originally issued for uses relating to our mining operations, or in the case of the water rights at Intrepid South, for agricultural uses. To sell water commercially under these rights, we must apply for a permit from the OSE to change point of diversion, purpose and/or place of use of the underlying water rights. Third parties often protest our applications and the decisions made by the OSE concerning the changes to our water rights permits. As we have worked to sell more water commercially, we have incurred significant legal expenses associated with defending our water rights as they proceed through adjudication and obtaining water permits and approvals.

Income Taxes

We are a subchapter C corporation and are therefore, subject to U.S. federal and state income taxes on our taxable income. We recognize deferred tax assets and liabilities for the tax effect of temporary differences between the financial statement and tax basis of recorded assets and liabilities at enacted tax rates in effect when the related taxes are expected to be settled or realized. We also reduce deferred tax assets by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. We have concluded valuation allowances of $198.9 million and $202.2 million were required as of December 31, 2025, and 2024, respectively.

The amount of valuation allowance decreased in 2025, compared to 2024, as a result of utilizing deferred tax assets to offset GAAP income generated during 2025. Our effective tax rate for the years ended December 31, 2025, 2024, and 2023 was 4.6%, (1,049.8)%, and 19.0%, respectively. Our effective income tax rates are impacted primarily by changes in the underlying tax rates in jurisdictions in which we are subject to income tax, the need for a valuation allowance or release, and permanent differences between book and tax income for the period, including the benefit associated with the estimated effect of the percentage depletion deduction and the expense for the estimated effect of the disallowed deduction for officers' compensation.

The effective tax rate for the years ended December 31, 2025, 2024, and 2023 differs from the U.S. federal statutory rate primarily due to the change in the valuation allowance.

The estimated statutory income tax rates that are applied to our current and deferred income tax calculations are impacted most significantly by the states in which we conduct business. Changing business conditions for normal business transactions and operations as well as changes to state tax rate and apportionment laws potentially alter our apportionment of income among the states for income tax purposes. These changes in apportionment laws result in changes in the calculation of our current and deferred income taxes, including the valuation of our deferred tax assets and liabilities. The effects of any such changes are recorded in the period of the adjustment. These adjustments can increase or decrease the net deferred tax asset on the balance sheet and impact the corresponding deferred tax benefit or deferred tax expense on the income statement.

A valuation allowance is recognized for deferred tax assets if it is more likely than not that a portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. As of December 31, 2025, we were in a cumulative three-year loss position. The cumulative three-year loss position is significant negative evidence when evaluating the realizability of our deferred tax assets, and we have concluded it is more likely than not the deferred tax assets will not be realized. Thus, we continue to have a full valuation allowance as of December 31, 2025. However, if positive evidence trends, such as sustained profitability, were to continue then this conclusion could change. If we were to determine that we would be able to realize our deferred tax assets for which a valuation allowance has been recorded, then an adjustment would be made to the deferred tax valuation allowance which would result in a reduction to the provision for income taxes or the recording of an income tax benefit.

Liquidity and Capital Resources

Our operations have primarily been funded from cash on hand, cash generated by operations, and proceeds from financing activities, primarily debt offerings. During 2025, we generated $55.8 million in cash flows from operating activities, and we ended the year with $83.5 million of cash and cash equivalents, compared with $41.3 million at December 31, 2024.

In December 2025, we received an $8.0 million cash deposit related to the potential sale of the majority of the assets of Intrepid South. As consideration for this deposit, we entered into an exclusivity agreement with the potential buyer. This deposit would be credited against the purchase price of the Intrepid South assets if a transaction is consummated. In the event we are unable to reach a definitive agreement or the buyer is unable to close in a timely manner, we may retain the deposit after the exclusivity period expires. There is no guarantee we will be successful in negotiating definitive agreements or that the transaction will be completed. If we are successful in negotiating definitive agreements, we expect this transaction would close in the first half of 2026. This potential transaction remains subject to approval by our Board of Directors.

As of December 31, 2025, we had $150.0 million available to borrow under our credit facility, no outstanding borrowings, and no outstanding letters of credit. With the remaining availability under our credit facility and expected cash generated from operations, we believe we have sufficient liquidity to meet our obligations for the next twelve months.

We continue to monitor our future sources and uses of cash and anticipate that we will adjust our capital allocation strategies, as determined by our Board of Directors. We may, at any time we deem conditions favorable, attempt to improve our liquidity position by accessing debt or equity markets in accordance with our existing revolving credit agreement. We may also raise capital in the future through the issuance of additional equity or debt securities, subject to prevailing market conditions. However, there is no assurance that we will be able to successfully raise additional capital on acceptable terms or at all.

The following summarizes our cash flow activity for the years ended December 31, 2025, and 2024:

	Year ended December 31,	
	2025	**2024**
	(In thousands)	
Cash flows provided by operating activities	$ 55,779	$ 72,495
Cash flows used in investing activities	$ (13,266)	$ (29,531)
Cash flows used in financing activities	$ (276)	$ (5,717)

Our revolving credit agreement contains restrictions on our ability to declare and pay dividends. The terms of our credit facility prohibit us from declaring and paying a dividend unless availability under the credit facility after giving effect to the dividend and during a specified period before the dividend is more than $15 million.

Operating Activities

Total cash provided by operating activities for the year ended December 31, 2025, was $55.8 million, a decrease of $16.7 million compared with the year ended December 31, 2024. The decrease was mainly driven by a $45 million cash payment received in January 2024 under the Third Amendment to the Cooperative Development Agreement with XTO, offset by increased potash and Trio® sales during 2025.

Investing Activities

Total cash used in investing activities decreased $16.3 million in 2025, compared to 2024, primarily a result of an $8.5 million decrease in additions to property, plant, equipment, and mineral properties compared to the prior year and the $8.0 million cash deposit received in December 2025 related to the potential sale of the majority of the assets of Intrepid South. Proceeds from the sale of property, plant, and equipment increased $1.0 million primarily due to proceeds received from the sale of land parcels during 2025. Proceeds from the redemption/maturity of investments decreased $2.0 million in 2025, compared to 2024.

Financing Activities

Total cash used in financing activities decreased $5.4 million in 2025, as compared to 2024. Payments on borrowings on the credit facility (net of borrowings) decreased $4.0 million compared to the prior year. Cash proceeds from the exercise of stock options increased $1.8 million compared to the prior year. Employee tax withholding paid for restricted shares upon vesting increased $0.3 million in 2025 compared to the prior year. Payments on financing lease obligations increased $0.1 million in 2025 compared to the prior year.

Share Repurchase Program

In February 2022, our Board of Directors approved a $35 million share repurchase program. Under the share repurchase program, we may repurchase shares from time to time in the open market or in privately negotiated transactions. The timing, volume and nature of share repurchases is at our sole discretion and is dependent on market conditions, liquidity, applicable securities laws, and other factors. We may suspend or discontinue the share repurchase program at any time. We made no repurchases of shares for the twelve months ended December 31, 2025, 2024, and 2023. For the twelve months ended December 31, 2022, we repurchased 608,657 shares with a total cost of $22.0 million, or a weighted average price per share of $36.17. As of December 31, 2025, we have approximately $13.0 million of remaining availability under the share repurchase program.

Credit Facility

In August 2022, we and certain of our subsidiaries entered into the Second Amended and Restated Credit Agreement with a syndicate of lenders with the Bank of Montreal, as administrative agent, which provides for a revolving credit facility. The agreement amended our existing revolving credit facility to, among other things, increase the amount available under the facility from $75 million to $150 million, extend the maturity date to August 4, 2027, and transition from LIBOR (London Interbank Offered Rate) to SOFR (Secured Overnight Financing Rate) as a reference rate for borrowings under the credit agreement. Borrowings under the amended credit facility bear interest at SOFR plus an applicable margin of 1.50% to 2.25% per annum, based on our leverage ratio as calculated in accordance with the amended agreement governing the revolving credit facility. Borrowings under the revolving credit facility are secured by substantially all of our current and non-current assets, and the obligations under the credit facility are unconditionally guaranteed by several of our subsidiaries.

We occasionally borrow and repay amounts under the facility for near-term working capital needs or other purposes and may do so in the future. For the year ended December 31, 2025, we made no borrowings and no repayments under the facility. For the year ended December 31, 2024, we made no borrowings and made $4.0 million in repayments under the facility. As of December 31, 2025, we had no borrowings outstanding and no outstanding letters of credit under the facility. As of December 31, 2024, we had no borrowings outstanding and no outstanding letters of credit under the facility. We had $150.0 million available under the facility as of December 31, 2025.

We were in compliance with the applicable covenants under the facility as of December 31, 2025.

Capital Investments

During 2025, we paid cash of $30.2 million to acquire property, plant, equipment, and mineral properties.

We expect to make capital investments in 2026 of $40 to $50 million with the majority of this spending being sustaining capital projects. We anticipate our 2026 operating plans and capital programs will be funded out of operating cash flows and existing cash. We may also use our revolving credit facility, to the extent available, to fund capital investments.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements. Actual results could differ from our estimates and assumptions, and these differences could result in material changes to our financial statements.

Our significant accounting policies are further described in Note 2 to our audited consolidated financial statements included in "Item 8. Financial Statements and Supplemental Data" of this Annual Report. We believe the following accounting policies include a higher degree of subjective and complex judgments in their application and are most critical to aid in fully understanding and evaluating our reported financial condition and results of operations.

Recoverability of Long-Lived Assets

We evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. An impairment is potentially considered to exist if an asset group's total estimated net future cash flows on an undiscounted basis are less than the carrying amount of the related asset. An impairment loss is measured and recorded based on the excess of the carrying amount of long-lived assets over its estimated fair value.

In 2025, we recorded impairment charges for long-lived assets in our Trio® segment. The impairment charge equals the difference between the carrying value of the assets or asset group and the estimated fair value of the assets or asset group. For the nine months ended September 30, 2025, we estimated the fair value of the assets using estimated proceeds received in an orderly sale of these assets. During the fourth quarter of 2025 due to the improved financial performance or our Trio® segment, we prepared an undiscounted cash flows recovery test. The results from the undiscounted cash flows recovery test now exceeds the fair value of the Trio® segment assets. Accordingly, we did not record any impairment charges in the fourth quarter of 2025. Undiscounted cash flow models and estimated proceeds received in an orderly sale of an asset have a high degree of subjectivity and actual cash flows or proceeds received in an orderly sale of assets may vary from the estimates used, which may result in further impairment charges.

Reserves and Resources

We prepare our reserves and resources estimates in accordance with SEC requirements. We have prepared these reserve and resources estimates and they have been reviewed and independently determined by mine consultants. We express tons of potash and langbeinite in resources and reserves in terms of expected finished tons of product to be realized, net of estimated losses. Market price fluctuations of potash or Trio®, as well as increased production costs or reduced recovery rates, could render resources and reserves containing relatively lower grades of mineralization uneconomic to exploit and might result in a reduction of resources and reserves. We updated our mineral reserves and resources as of December 31, 2025, for our HB, East, and Wendover facilities, and we updated our mineral reserves and resources as of December 31, 2023, for all our other facilities. Due to improved financial performance and outlook for our East facility, our mineral reserves and resources estimate as of December 31, 2025, include reserves for mineral deposits at our East facility. In the mineral reserve and resource report as of December 31, 2024, we determined we did not have any mineral reserves at our East facility because the mineral deposit could not be economically extracted. All mineral deposits at our East facility are categorized as a mineral resource. A mineral reserve is defined as that part of a mineral deposit which can be economically and legally extracted. A mineral resource refers to a concentration or occurrence of material deposits of economic interest.

We deplete our mineral properties using the units-of-production method. Under this method, we determine a depletion rate for one ton of finished product by dividing the total mineral properties net balance by the number expected finished tons of product, which is obtained from the resources and reserve estimates. Depletion expense is calculated by multiplying the number of tons of product produced by the depletion rate per ton.

Income Taxes

We are a subchapter C corporation and therefore are subject to U.S. federal and state income taxes. We recognize income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. We record a valuation allowance if it is deemed more likely than not that our deferred income tax assets will not be realized in full; such determinations are subject to ongoing assessment.

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, from time to time we use "average net realized sales price per ton," which is a non-GAAP financial measure. This non-GAAP financial measure should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. In addition, because the presentation of this non-GAAP financial measure varies among companies, our presentation of this non-GAAP financial measure may not be comparable to similarly titled measures used by other companies.

We believe average net realized sales price per ton provides useful information to investors for analysis of our business. We use this non-GAAP financial measure as one of our tools in comparing period-over-period performance on a consistent basis and when planning, forecasting, and analyzing future periods. We believe this non-GAAP financial measure is used by professional research analysts and others in the valuation, comparison, and investment recommendations of companies in the potash mining industry. Many investors use the published research reports of these professional research analysts and others in making investment decisions.

We calculate average net realized sales price per ton for each of potash and Trio®. Average net realized sales price per ton for potash is calculated as potash segment sales less potash segment byproduct sales and potash freight costs and then dividing that difference by the number of tons of potash sold in the period. Likewise, average net realized sales price per ton for Trio® is calculated as Trio® segment sales less Trio® segment byproduct sales and Trio® freight costs and then dividing that difference by Trio® tons sold. We consider average net realized sales price per ton to be useful, and believe it to be useful for investors, because it shows our potash and Trio® average per-ton pricing without the effect of certain transportation and delivery costs. When we arrange transportation and delivery for a customer, we include in revenue and in freight costs the costs associated with transportation and delivery. However, some of our customers arrange for and pay their own transportation and delivery costs, in which case these costs are not included in our revenue and freight costs. We use average net realized sales price per ton as a key performance indicator to analyze potash and Trio® sales and price trends.

Below is a reconciliation of average net realized sales price per ton for potash and Trio® to the most directly comparable GAAP measure for the years ended December 31, 2025, and 2024 (in thousands, except per ton amounts):

	Potash Segment			
	2025		**2024**	
Total Segment Sales	$	139,583	$	124,833
Less: Segment byproduct sales		24,580		24,634
Potash freight costs		12,964		9,675
Subtotal	$	102,039	$	90,524
Divided by:				
Potash tons sold (in thousands)		289		240
Average net realized sales price per ton	$	353	$	377

	Trio® Segment			
	2025		**2024**	
Total Segment Sales	$	144,463	$	105,428
Less: Segment byproduct sales		497		655
Trio® freight costs		32,818		25,841
Subtotal	$	111,148	$	78,932
Divided by:				
Trio® Tons sold (in thousands)		303		254
Average net realized sales price per ton	$	367	$	311

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our operations may be impacted by commodity prices, geographic concentration, changes in interest rates, and foreign currency exchange rates.

Commodity Prices

Potash, Trio®, and water are commodities but are not traded on any commodity exchange. As such, direct hedging of future prices cannot be undertaken. For potash and Trio®, we generally do not enter into long-term sales contracts for these products, so prices vary for each particular transaction depending on the market into which we are selling and the individual bids that we receive. For water sales, a portion of our sales are under a long-term agreement where the price per barrel of water is fixed. This agreement allows the parties to periodically review and adjust the price per barrel of water to the prevailing market price.

Our sales and profitability are determined principally by the price of potash, Trio®, and water. Potash and Trio® sales and profitability are also influenced, to a lesser extent, by the price of natural gas and other commodities used in production. The price of potash and Trio® is influenced by agricultural demand, global and domestic supply, competing specialty fertilizers, and the prices of agricultural commodities. Decreases in agricultural demand, increases in supply, or decreases in agricultural commodity prices could reduce our agricultural potash and Trio® sales. The price of water is influenced by demand from the oil and gas operators in the Permian Basin. Natural gas and oil price declines may result in a reduction in drilling activity, which could reduce our sales of water.

Our costs and capital investments are subject to market movements in other commodities such as natural gas, electricity, steel, and chemicals.

Interest Rate Fluctuations

Balances outstanding under the amended $150 million credit facility bear interest at SOFR plus an applicable margin of 1.50% to 2.25% per annum, based on our leverage ratio as calculated in accordance with the amended agreement governing the revolving credit facility. Borrowings under the revolving credit facility are secured by substantially all of our current and non-current assets, and the obligations under the credit facility are unconditionally guaranteed by several of our subsidiaries. As of December 31, 2025, we had no borrowings outstanding on this facility and no outstanding letters of credit under the facility.

Geographic Concentration

Our mines, facilities, and many of our customers are concentrated in the western half of U.S. and are, therefore, affected by weather and other conditions in this region.

Foreign Exchange Rate Fluctuations

We typically do not have balances of accounts receivable denominated in currencies other than U.S. dollars and, as a result, we do not have a direct foreign exchange risk. We do, however, have an indirect foreign exchange risk due to the industry in which we operate.

Specifically, the U.S. imports the majority of its potash, including from Canada, Russia, and other countries. If the local currencies for foreign suppliers strengthen in comparison to the U.S. dollar, foreign suppliers realize a smaller margin in their local currencies unless they increase their nominal U.S. dollar prices. Strengthening of these local currencies therefore tends to support higher U.S. potash prices as the foreign suppliers attempt to maintain their margins. However, if local currencies weaken in comparison to the U.S. dollar, foreign suppliers may choose to lower prices proportionally to increase sales volume while again maintaining a margin in their local currency.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Intrepid Potash, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Intrepid Potash, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of deferred tax assets

As discussed in Notes 2 and 14 to the consolidated financial statements, the Company records a valuation allowance if it is deemed more likely than not deferred tax assets will not be realized in full. The ultimate realization of deferred tax assets is dependent upon the generation of certain types of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, the Company considers the scheduled reversal of deferred tax liabilities, their ability to carry back the deferred tax assets, projected future taxable income, and tax planning strategies. The Company analyzes its valuation allowance using historical and projected future operating results. As of December 31, 2025, the Company recorded a full valuation allowance of $198.9 million against their deferred tax assets.

We identified the evaluation of the realizability of the Company's deferred tax assets as a critical audit matter. This evaluation required especially challenging auditor judgment to assess the Company's estimated future taxable income over the period in which the deferred tax assets will generally reverse. Specifically, the Company's assumptions of projected future taxable income were based primarily on prices for products subject to market volatility and forecasted sales volumes. Changes in these assumptions could impact the realization of the Company's deferred tax assets and the amount of the valuation allowance.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's income tax process. This included controls related to the development of assumptions in determining the projected future taxable income, including the development of prices for products and forecasted sales volumes. We reviewed the reasonableness of management's projections of future profitability, including the prices and forecasted sales volumes, considering the historical profitability of the company.

/s/ KPMG LLP

We have served as the Company's auditor since 2007.

Denver, Colorado
March 5, 2026

INTREPID POTASH, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,	
	2025	**2024**
ASSETS		
Cash and cash equivalents	$ 83,537	$ 41,309
Short-term investments	—	989
Accounts receivable:		
Trade, net	33,776	22,465
Other receivables, net	159	763
Inventory, net	112,305	112,968
Other current assets	5,355	5,269
Total current assets	235,132	183,763
Property, plant, equipment, and mineral properties, net	334,773	344,338
Water rights	19,184	19,184
Long-term parts inventory, net	31,506	33,775
Long-term investments	179	3,571
Other assets, net	11,405	9,889
Total Assets	$ 632,179	$ 594,520
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 9,844	$ 8,616
Accrued liabilities	10,596	9,483
Accrued employee compensation and benefits	12,651	9,842
Other current liabilities	20,564	10,062
Total current liabilities	53,655	38,003
Asset retirement obligation	38,841	32,354
Operating lease liabilities	1,550	780
Finance lease liabilities	1,741	1,838
Deferred other income, long-term	43,233	45,489
Other non-current liabilities	1,730	1,664
Total Liabilities	140,750	120,128
Commitments and Contingencies		
Common stock, $0.001 par value; 40,000,000 shares authorized:		
and 13,131,663 and 12,908,078 shares outstanding		
at December 31, 2025 and 2024, respectively	14	14
Additional paid-in capital	674,297	668,445
Accumulated deficit	(160,870)	(172,055)
Less treasury stock, at cost	(22,012)	(22,012)
Total Stockholders' Equity	491,429	474,392
Total Liabilities and Stockholders' Equity	$ 632,179	$ 594,520

See accompanying notes to these consolidated financial statements.

INTREPID POTASH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

		Year Ended December 31,		
		2025	2024	2023
Sales	$	298,328	$ 254,694	$ 279,083
Less:				
Freight costs		48,277	38,765	37,635
Warehousing and handling costs		12,215	11,475	10,832
Cost of goods sold		178,578	171,415	187,278
Lower of cost or net realizable value inventory adjustments		4,442	3,957	6,492
Gross Margin		54,816	29,082	36,846
Selling and administrative		36,705	32,966	32,423
Accretion of asset retirement obligation		2,603	2,489	2,140
Impairment of long-lived assets		1,866	10,708	43,288
(Gain) loss on sale or disposal of assets		(1,175)	1,952	807
Other operating income		(4,811)	(5,215)	(1,329)
Other operating expense		8,963	6,040	3,486
Operating Income (Loss)		10,665	(19,858)	(43,969)
Other Income (Expense)				
Equity in loss of unconsolidated entities		(374)	(299)	(486)
Interest expense, net		(232)	(112)	—
Interest income		2,432	1,712	298
Other (expense) income		(762)	45	95
Income (Loss) Before Income Taxes		11,729	(18,512)	(44,062)
Income Tax (Expense) Benefit		(544)	(194,333)	8,389
Net Income (Loss)	$	11,185	$ (212,845)	$ (35,673)
Weighted Average Shares Outstanding:				
Basic		13,014,205	12,880,026	12,760,937
Diluted		13,174,001	12,880,026	12,760,937
Earnings (Loss) Per Share:				
Basic	$	0.86	$ (16.53)	$ (2.80)
Diluted	$	0.85	$ (16.53)	$ (2.80)

See accompanying notes to these consolidated financial statements.

INTREPID POTASH, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Treasury Stock	Additional Paid-in Capital	Retained Earnings (Accumulated) Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance, December 31, 2022	12,687,822	$ 13	$ (22,012)	$ 660,614	$ 76,463	$ 715,078
Net loss	—	—	—	—	(35,673)	(35,673)
Stock-based compensation	—	—	—	6,534	—	6,534
Vesting of restricted shares, net of common stock used to fund employee income tax withholding due upon vesting	119,494	—	—	(1,511)	—	(1,511)
Balance, December 31, 2023	12,807,316	13	(22,012)	665,637	40,790	684,428
Net loss	—	—	—	—	(212,845)	(212,845)
Stock-based compensation	—	—	—	3,583	—	3,583
Vesting of restricted shares, net of common stock used to fund employee income tax withholding due upon vesting	100,762	1	—	(775)	—	(774)
Balance, December 31, 2024	12,908,078	14	(22,012)	668,445	(172,055)	474,392
Net income	—	—	—	—	11,185	11,185
Stock-based compensation	—	—	—	5,085	—	5,085
Vesting of restricted shares, net of common stock used to fund employee income tax withholding due upon vesting	107,592	—	—	(1,075)	—	(1,075)
Exercise of stock options	115,993	—	—	1,842	—	1,842
Balance, December 31, 2025	13,131,663	$ 14	$ (22,012)	$ 674,297	$ (160,870)	$ 491,429

See accompanying notes to these consolidated financial statements.

INTREPID POTASH, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Year Ended December 31,				
		2025		**2024**		**2023**
Cash Flows from Operating Activities:						
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Net income (loss)	$	11,185	$	(212,845)	$	(35,673)
Depreciation, depletion, and amortization		40,241		37,361		39,078
Amortization of intangible assets		328		328		322
Accretion of asset retirement obligation		2,603		2,489		2,140
Amortization of deferred financing costs		301		301		301
Stock-based compensation		5,085		3,583		6,534
Reserve for obsolescence		2,422		1,843		509
Allowance for doubtful accounts		62		120		110
Impairment of long-lived assets		1,866		10,708		43,288
(Gain) loss on sale or disposal of assets		(1,175)		1,952		807
Loss on equity investment		888		266		—
Equity in earnings of unconsolidated entities		374		299		486
Distribution of earnings from unconsolidated entities		—		—		452
Lower of cost or net realizable value inventory adjustments		4,442		3,957		6,492
Changes in operating assets and liabilities:						
Trade accounts receivable, net		(11,373)		(508)		4,550
Other receivables, net		593		642		(701)
Inventory, net		(3,932)		(10,833)		(11,861)
Other current assets		(2,214)		(362)		(3,857)
Deferred tax assets, net		—		194,223		(8,471)
Accounts payable, accrued liabilities, and accrued employee compensation and benefits		4,724		(3,519)		(3,716)
Operating lease liabilities		(1,111)		(1,419)		(1,735)
Deferred other income		(2,256)		42,744		5,000
Other liabilities		2,726		1,165		(826)
Net cash provided by operating activities		55,779		72,495		43,229
Cash Flows from Investing Activities:						
Additions to property, plant, equipment, mineral properties and other assets		(30,239)		(38,706)		(65,060)
Deposit received		8,000		—		—
Additions to intangible assets		—		(200)		—
Proceeds from sale of property, plant, equipment, and mineral properties		5,844		4,839		125
Purchase of investments		—		—		(1,415)
Proceeds from redemptions/maturities of investments		1,000		3,000		6,000
Other investing, net		2,129		1,536		796
Net cash used in investing activities		(13,266)		(29,531)		(59,554)
Cash Flows from Financing Activities:						
Proceeds from borrowings on credit facility		—		—		9,000
Repayments of borrowings on credit facility		—		(4,000)		(5,000)
Payments of financing leases		(1,043)		(942)		(597)
Employee tax withholding paid for restricted shares upon vesting		(1,075)		(775)		(1,511)
Proceeds from exercise of stock options		1,842		—		—
Net cash (used in) provided by financing activities		(276)		(5,717)		1,892
Net Change in Cash, Cash Equivalents, and Restricted Cash		42,237		37,247		(14,433)
Cash, Cash Equivalents, and Restricted Cash, beginning of period		41,898		4,651		19,084
Cash, Cash Equivalents, and Restricted Cash, end of period	$	84,135	$	41,898	$	4,651
Supplemental disclosure of cash flow information						
Net cash paid during the period for:						
Interest	$	463	$	503	$	411
Income taxes	$	487	$	9	$	179
Accrued purchases for property, plant, equipment, and mineral properties	$	2,304	$	1,877	$	4,578

See accompanying notes to these consolidated financial statements.

INTREPID POTASH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

"Intrepid," "our," "we," or "us" means Intrepid Potash, Inc. and its consolidated subsidiaries.

Note 1 — COMPANY BACKGROUND

We are a diversified mineral company that delivers potassium, magnesium, sulfur, salt, and water products essential for customer success in agriculture, animal feed and the oil and gas industry. We are the only U.S. producer of muriate of potash (sometimes referred to as potassium chloride or potash), which is applied as an essential nutrient for healthy crop development, utilized in several industrial applications, and used as an ingredient in animal feed. In addition, we produce a specialty fertilizer, Trio®, which delivers three key nutrients, potassium, magnesium, and sulfate, in a single particle. We also provide water, magnesium chloride, brine and various oilfield products and services.

Our extraction and production operations are conducted entirely in the continental U.S. We produce potash from three solution mining facilities: our HB solution mine in Carlsbad, New Mexico, our solution mine in Moab, Utah, and our brine recovery mine in Wendover, Utah. We also operate our North compaction facility in Carlsbad, New Mexico, which compacts and granulates product from the HB mine. We produce Trio® from our conventional underground East mine in Carlsbad, New Mexico.

We have permitted, licensed, declared and partially adjudicated water rights in New Mexico. We sell a portion of water from these water rights to support oil and gas development in the Permian Basin.

We also have certain land, water rights, federal grazing leases, and other related assets in southeast New Mexico. We refer to these assets and operations as "Intrepid South." Due to the strategic location of Intrepid South, part of our long-term operating strategy is selling small parcels of land, including restricted use agreements of surface or subsurface rights, to customers, where such sales provide a solution to a customer's operations in the oil and gas industry.

We have three segments: potash, Trio®, and oilfield solutions. We account for the sales of byproducts as revenue in the potash or Trio® segment, based on which segment generates the byproduct. For each of the years ended December 31, 2025, 2024, and 2023, a majority of our byproduct sales were accounted for in the potash segment.

We manage sales and marketing operations centrally. This allows us to evaluate the product needs of our customers and then centrally determine which of our production facilities to use to fill customer orders in a manner designed to realize the highest average net realized sales price per ton. Average net realized sales price per ton is a non-GAAP measure that we calculate for each of potash and Trio® as segment sales less segment byproduct sales and segment freight costs, divided by the number of tons of product sold in the period. We also monitor product inventory levels and overall production costs centrally.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—Our consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

Significant estimates include, but are not limited to, those for proven and probable mineral reserves, the related present value of estimated future net cash flows, useful lives of plant assets, asset retirement obligations, normal inventory production levels, inventory valuations, the valuation of equity awards, revenue from products we sell to customers where the price is variable, the valuation of receivables, estimated future net cash flows used in long-lived assets impairment analysis, the related valuation of our long-lived assets, valuation of our deferred tax assets and estimated blended income tax rates utilized in the current and deferred income tax calculations. There are numerous uncertainties inherent in estimating quantities of proven and probable reserves, projecting future rates of production, and the timing of development expenditures. Future mineral prices may vary significantly from the prices in effect at the time the estimates are made, as may estimates of future operating costs. The estimate of proven and probable mineral reserves, the related present value of estimated future cash flows, and useful lives of plant assets can affect various other items including depletion, the net carrying value of our mineral properties, the useful lives of related property, plant, and equipment, depreciation expense, and estimates associated with recoverability of long-lived assets and asset retirement obligations. Specific to income tax items, we experience fluctuations in the valuation of the deferred tax assets and liabilities due to changing income tax rates and the blend of state tax rates.

Revenue Recognition—We account for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606 *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, we recognize revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration we expect to be entitled in exchange for those goods or services.

Performance Obligations: A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. The contract's transaction price is allocated to the performance obligations and recognized as revenue when the performance obligations are satisfied. Substantially all our contracts are of a short-term nature and contain a single performance obligation because the sale is for one type of product and shipping and handling charges are accounted for as a fulfillment cost and are not considered to be a separate performance obligation. The performance obligation is satisfied when control of the product is transferred to the customer, which typically occurs when we ship mineral products or deliver water from our facility to the customer. We account for substantially all of our revenue from sales to customers at a single point in time.

Contract Estimates: In certain circumstances, we may sell products to customers where the sales price is variable. For variable consideration sales, we estimate the sales price we expect to realize at contract inception based on the facts and circumstances for each sale, including historical experience, and recognize revenue to the extent it is probable that a subsequent change in estimate will not result in a significant revenue reversal compared to the cumulative revenue recognized once the uncertainty is resolved. We update variable consideration estimates at each reporting date for any changes in facts and circumstances and adjust financial information as necessary in the period the change is identified.

Contract Balances: The timing of revenue recognition, billings, and cash collection may result in contract assets or contract liabilities. For certain contracts, the customer has agreed to pay us before we have satisfied our performance obligations. Customer payments received before we have satisfied our performance obligations are accounted for as a contract liability.

Disaggregation of Revenue: We present disaggregation of revenue by products which we believe best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic conditions.

Inventory and Long-Term Parts Inventory—Inventory consists of product and byproduct stocks that are ready for sale; mined ore; potash in evaporation ponds, which is considered work-in-process; and parts and supplies inventory. Product and byproduct inventory cost is determined using the lower of weighted average cost or estimated net realizable value and includes direct costs, maintenance, operational overhead, depreciation, depletion, and equipment lease costs applicable to the production process. Direct costs, maintenance, and operational overhead include labor and associated benefits.

We evaluate our production levels and costs to determine if any should be deemed abnormal and therefore excluded from inventory costs and expensed directly during the applicable period. The assessment of normal production levels is judgmental and unique to each period. We model normal production levels and evaluate historical ranges of production by operating plant in assessing what is deemed to be normal. Each production operation typically shuts down periodically for planned maintenance activities. The costs of maintenance turnarounds at our facilities are considered part of production costs and are absorbed into inventory in the period incurred.

Parts inventory, including critical spares not expected to be used within a period of one year, is classified as non-current. Parts and supply inventory cost is determined using the lower of average acquisition cost or net realizable value. Detailed reviews are performed related to the net realizable value of parts inventory, giving consideration to quality, slow-moving items, obsolescence, excessive levels, and other factors. Parts inventories that have not turned over in more than a year, excluding parts classified as critical spares, are reviewed for obsolescence and, if deemed appropriate, are included in the determination of an allowance for obsolescence.

Property, Plant, Equipment, Mineral Properties, and Development Costs—Property, plant, and equipment are stated at historical cost. Expenditures for property, plant, and equipment relating to new assets or improvements are capitalized, provided the expenditure extends the useful life of an asset or extends the asset's functionality. Property, plant, and equipment are depreciated under the straight-line method using estimated useful lives. The estimated useful lives of property, plant, and equipment are evaluated periodically as changes in estimates occur. No depreciation is taken on assets classified as construction in progress until the asset is placed into service. Gains and losses are recorded upon retirement, sale, or disposal of assets. Maintenance and repair costs are recognized as period costs when incurred. Capitalized interest, to the extent of debt outstanding, is calculated and capitalized on assets that are being constructed, drilled, or built or that are otherwise classified as construction in progress.

Mineral properties and development costs, which are referred to collectively as mineral properties, include acquisition costs, the cost of drilling production wells, and the cost of other development work, all of which are capitalized. Exploration costs include geological and geophysical work performed on areas that do not yet have proven and probable reserves declared. These costs are expensed as incurred. Depletion of mineral properties is calculated using the units-of-production method over the estimated product tons in the relevant ore body. The lives of reserves used for accounting purposes are shorter than current reserve life determinations due to uncertainties inherent in long-term estimates. These reserve life estimates have been prepared by us and reviewed and independently determined by mine consultants. Tons of potash and langbeinite in the proven and probable reserves are expressed in terms of expected finished tons of product to be realized, net of estimated losses. Market price fluctuations of potash or Trio®, as well as increased production costs or reduced recovery rates, could render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and might result in a reduction of reserves. In addition, the provisions of our mineral leases, including royalty provisions, are subject to periodic readjustment by the state and federal government, which could affect the economics of our reserve estimates. Significant changes in the estimated reserves could have a material impact on our results of operations and financial position.

Recoverability of Long-Lived Assets—We evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. An impairment is potentially considered to exist if an asset group's total estimated net future cash flows on an undiscounted basis are less than the carrying amount of the related asset. An impairment loss is measured and recorded based on the excess of the carrying amount of long-lived assets over its estimated fair value. Changes in significant assumptions underlying future cash flow estimates or fair values of asset groups may have a material effect on our financial position and results of operations. Sales price is a significant element of any cash flow estimate, particularly for higher cost operations. Other assumptions we estimate include, among other things, the economic life of the asset, sales volume, inflation, raw materials costs, cost of capital, tax rates, and capital spending.

Factors we generally will consider important and which could trigger an impairment review of the carrying value of long-lived assets include the following:

- significant underperformance relative to expected operating results or operating losses
- significant changes in the manner of use of assets or the strategy for our overall business
- the denial or delay of necessary permits or approvals that would affect the utilization of our tangible assets
- underutilization of our tangible assets
- discontinuance of certain products by us or our customers
- a decrease in estimated mineral reserves
- significant negative industry or economic trends

Intangible Assets—Water rights are accounted for as indefinite-lived intangible assets. We test indefinite-lived intangible assets for impairment at least annually on October 1, and more frequently if circumstances require. We use a qualitative assessment to determine whether it is more likely than not that the fair value of the unamortized intangible asset is less than its carrying value. If our qualitative assessment indicates it is more likely than not that the fair value of the unamortized assets is less than its carrying value, we estimate the fair value of the unamortized asset and record an impairment loss based on the excess of the carrying amount of the unamortized intangible asset over its estimated fair value. Fair value is estimated using quoted market prices, if available. If quoted market prices are not available, the estimated fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. Changes in significant assumptions underlying fair value estimates may have a material effect on our financial position and results of operations.

We also have finite-lived intangible assets consisting of contractual agreements. These intangible assets are amortized over the period of estimated benefit using the straight-line method. No significant residual value is estimated for our finite-lived intangible assets. We estimate the useful life of intangible assets considering various factors, including but not limited to, the expected use of the asset, the expected life of other assets the intangible asset may relate, any legal, regulatory, contractual provisions, or relevant economic factors that may limit the use of the intangible asset. We evaluate the remaining useful lives of intangible assets each reporting period to determine if a revision to the asset's remaining life is necessary. Changes in significant assumptions underlying useful lives may have a material effect on our financial position and results of operations.

We evaluate our finite-lived intangible assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. Such circumstances may include but are not limited to (1) significant adverse changes in the manner the asset is used, or (2) significant adverse changes in legal factors or economic conditions, including adverse actions by regulatory authorities.

Asset Retirement Obligations—Reclamation costs are initially recorded as a liability associated with the asset to be reclaimed or abandoned, based on applicable inflation assumptions and discount rates. The accretion of this discounted liability is recognized as expense over the life of the related assets, and the liability is periodically adjusted to reflect changes in the estimates of either the timing or amount of the reclamation and abandonment costs.

Leases—We determine if an arrangement is a lease or contains a lease at inception. Operating and finance lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. If readily determinable, we use the implicit rate in the lease to determine the present value of future lease payments. If the implicit rate is not readily determinable, we use an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating right-of-use ("ROU") assets and finance lease assets are generally recognized based on the amount of the initial measurement of the lease liability. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. For finance leases, interest expense is recognized on the lease liability and the ROU asset is amortized over the lease term. We account for lease and non-lease components as a single lease component, and we do not apply the requirements of ASC Topic 842 to short-term leases with a term of one year or less at inception.

Income Taxes—We are a subchapter C corporation and, therefore, are subject to U.S. federal and state income taxes. We recognize income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. We record a valuation allowance if it is deemed more likely than not that our deferred income tax assets will not be realized in full. These determinations are subject to ongoing assessment.

Cash and Cash Equivalents and Investments—Cash and cash equivalents consist of cash and liquid investments with an original maturity of three months or less.

We classify our investments in debt securities, which include U.S treasury and government agency obligations, and corporate bonds and notes, as held-to-maturity investments because we have the intent and ability to hold these investments to maturity. Our held to maturity investments are carried at amortized cost.

We use the equity method of accounting for investments in limited partnerships where we own more than 3% of the limited partnership, as required by the Securities and Exchange Commission. Under this method of accounting, we record our share of the net earnings or losses of the investee in the "Other Income (Expense)" section of our Consolidated Statements of Operations.

We record equity investments without a readily determinable fair value using the measurement alternative of cost, with adjustments for observable changes in prices resulting from orderly transactions for the identical or similar investments of the same issuer, or impairment.

Fair Value of Financial Instruments—Our financial instruments include cash and cash equivalents, restricted cash, accounts receivable, refundable income taxes, accounts payable and current accrued liabilities. These instruments are carried at cost, which approximates fair value due to the short-term maturities of the instruments. Allowances for doubtful accounts are recorded against the accounts receivable balance to estimate net realizable value. Amounts outstanding under our secured credit facility are carried at cost, which approximates fair value, due to the short-term nature of the borrowings.

Earnings per Share—Basic net income or loss per common share of stock is calculated by dividing net income or loss available to common stockholders by the weighted average basic common shares outstanding for the respective period.

Diluted net income per common share of stock is calculated by dividing net income or loss available to common stockholders by the weighted average diluted common shares outstanding, which includes the effect of potentially dilutive securities. Potentially dilutive securities for the diluted earnings or loss per share calculation consist of awards of restricted shares, performance units, and non-qualified stock options. The dilutive effect of stock-based compensation arrangements is computed using the treasury-stock method. Following the lapse of the vesting period of restricted shares, the shares are considered issued and therefore are included in the number of issued and outstanding shares for purposes of these calculations. When we report a net loss, all potentially dilutive securities are considered anti-dilutive and are excluded from the dilutive loss per share calculation.

Treasury Stock —Repurchases of our common stock are accounted for at cost and are recorded as treasury stock.

Stock-Based Compensation—We account for stock-based compensation by recording expense using the fair value of the awards at the time of grant. We have recorded compensation expense associated with the issuance of restricted shares, performance units, and non-qualified stock options, all of which are subject to service conditions and in some cases subject to operational performance or market-based conditions. We recognize expense associated with such awards over the service period associated with each grant. For awards with service only conditions we recognize expense using the straight-line recognition method over the requisite service period of the award, which is generally the vesting period of the award. We recognize expense for awards with service and operational performance conditions using the accelerated recognition method over the requisite service period of the award, which is generally the vesting period of the award. We recognize expense associated with awards that contain both a service condition and a market condition using the accelerated recognition method over the requisite service period of the award, which is generally the longer of the explicit service period or the derived service period (expected date the market condition is estimated to be achieved).

Recently Adopted Accounting Standards—In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Improvements to Income Tax Disclosures*, which requires that an entity, on an annual basis, disclose additional income tax information, including more detailed breakdowns of the effective tax rate to the statutory rate and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively and is effective for calendar year-end public business entities in the 2025 annual period and in 2026 for interim periods with early adoption permitted. We adopted the standard in our fiscal year 2025 annual financial statements prospectively. For additional information, refer to Note 14 Income Taxes, in our Consolidated Financial Statements.

Pronouncements Issued But Not Yet Adopted—In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)" ("ASU 2024-03"). ASU 2024-03 requires additional disclosures about the nature of expenses included in the income statement, such as purchases of inventory, employee compensation and depreciation. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the guidance and expect it to only impact disclosures with no impact to results of operations, cash flows and financial condition.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets" ("ASU 2025-05"). ASU 2025 amends the guidance in ASC 326 to simplify the estimation of credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The amendments allow all entities to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. Entities are required to disclose their practical expedient and accounting policy elections. The amendments are effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. We are currently evaluating the guidance but do not expect adoption of ASU 2025-05 will have a material impact on our consolidated financial statements.

Note 3   — EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income or loss by the weighted-average number of shares of common stock outstanding during the period. For purposes of determining diluted earnings per share, basic weighted-average common shares outstanding is adjusted to include potentially dilutive securities, including restricted stock, stock options, and performance units. The treasury-stock method is used to measure the dilutive impact of potentially dilutive shares. Potentially dilutive shares are excluded from the diluted weighted-average shares outstanding computation in periods in which they have an anti-dilutive effect. The following table shows the calculation of basic and diluted earnings (loss) per share (in thousands, except per share amounts):

	Year Ended December 31,		
	2025	2024	2023
Net income (loss)	$ 11,185	$ (212,845)	$ (35,673)
Basic weighted average common shares outstanding	13,014	12,880	12,761
Add: Dilutive effect restricted common stock	120	—	—
Add: Dilutive effect of stock options outstanding	38	—	—
Add: Dilutive effect of performance units	2	—	—
Diluted weighted average common shares outstanding	13,174	12,880	12,761
Earnings (loss) per share:			
Basic	$ 0.86	$ (16.53)	$ (2.80)
Diluted	$ 0.85	$ (16.53)	$ (2.80)

The following table shows anti-dilutive shares excluded from the calculation of diluted earnings (loss) per share (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Anti-dilutive effect of restricted shares and units	186	287	348
Anti-dilutive effect of stock options outstanding	117	273	273

Note 4 — CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Total cash, cash equivalents and restricted cash, as shown on the consolidated statements of cash flows are included in the following accounts at December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Cash and cash equivalents	$	83,537	$	41,309	$	4,071
Restricted cash included in "Other current assets"		25		25		25
Restricted cash included in "Other assets, net"		573		564		555
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$	84,135	$	41,898	$	4,651

Restricted cash included in "Other assets, net" on the balance sheet at December 31, 2025, 2024, and 2023 represents amounts whose use is restricted by contractual agreements with the BLM or the states of Utah and New Mexico as security to fund future reclamation obligations at our sites. Restricted cash included in "Other current assets" on the Consolidated Balance Sheets at December 31, 2025, 2024, and 2023 represents cash deposits with supply vendors.

In December 2025, we received an $8.0 million cash deposit related to the potential sale of the majority of the assets of Intrepid South. As consideration for this deposit, we entered into an exclusivity agreement with the potential buyer. This deposit would be credited against the purchase price of the Intrepid South assets if a transaction is consummated. In the event we are unable to reach a definitive agreement or the buyer is unable to close in a timely manner, we may retain the deposit after the exclusivity period expires. There is no guarantee we will be successful in negotiating definitive agreements or that the transaction will be completed. If we are successful in negotiating definitive agreements, we expect this transaction would close in the first half of 2026. This potential transaction remains subject to approval by our Board of Directors. The $8.0 million deposit received is included in "Cash and cash equivalents" and in "Other current liabilities" on the Consolidated Balance Sheet at December 31, 2025.

Note 5 — INVENTORY AND LONG-TERM PARTS INVENTORY

The following summarizes our inventory, recorded at the lower of weighted average cost or estimated net realizable value as of December 31, 2025, and 2024, respectively (in thousands):

	December 31,	
	2025	**2024**
Finished goods product inventory	$ 63,893	$ 68,197
In-process inventory	32,858	28,329
Total product inventory	96,751	96,526
Current parts inventory, net	15,554	16,442
Total current inventory, net	112,305	112,968
Long-term parts inventory, net	31,506	33,775
Total inventory, net	$ 143,811	$ 146,743

During the year ended December 31, 2025, we recorded $4.4 million in charges for lower of weighted average cost or estimated net realizable value on our finished goods product inventory. During the year ended December 31, 2024, we recorded $4.0 million in charges for lower of weighted average cost or estimated net realizable value on our finished goods product inventory. During the year ended December 31, 2023, we recorded $6.5 million in charges for lower of weighted average cost or estimated net realizable value on our finished goods product inventory.

Parts inventories are shown net of any required allowances. During the years ended December 31, 2025, 2024, and 2023, we recorded reserves for obsolete parts inventory of $2.4 million, $1.8 million, and $0.5 million, respectively.

Note 6 — PROPERTY, PLANT, EQUIPMENT, AND MINERAL PROPERTIES

"Property, plant, equipment, and mineral properties, net" were comprised of the following (in thousands):

	December 31,	
	2025	**2024**
Land	$ 24,032	$ 24,136
Ponds and land improvements	98,639	95,787
Mineral properties and development costs	159,892	161,826
Buildings and plant	97,987	95,439
Machinery and equipment	331,545	318,545
Vehicles	8,885	8,152
Office equipment and leasehold improvements	10,164	10,613
Operating lease ROU assets	3,181	4,571
Breeding stock	223	277
Construction in progress	14,003	6,423
Total property, plant, equipment, and mineral properties, gross	$ 748,551	$ 725,769
Less: accumulated depreciation, depletion, and amortization	(413,778)	(381,431)
Total property, plant, equipment, and mineral properties, net	$ 334,773	$ 344,338

We incurred the following expenses for depreciation, depletion, and amortization of ROU assets, including expenses capitalized into inventory, for the following periods (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Depreciation	$ 33,938	$ 31,390	$ 34,307
Depletion	5,035	4,627	3,190
Amortization of ROU assets	1,268	1,344	1,581
Total incurred	$ 40,241	$ 37,361	$ 39,078

During the years ended December 31, 2025, 2024, and 2023, we recorded total impairment charges of $1.9 million, $10.7 million, and $43.3 million in impairment charges, respectively, as discussed in more detail below.

In the fourth quarter of 2023, given the decrease in our gross margin for our Trio® segment we determined that sufficient indicators of potential impairment of our Trio® segment long-lived assets existed. We performed a recoverability test and determined that the carrying value of our Trio® segment long-lived assets was not recoverable. We engaged a third-party valuation firm to determine the fair value of our Trio® segment assets. The fair value of our Trio® segment assets was primarily determined using the expected proceeds received in an orderly sale of the individual assets. The carrying value of our Trio® segment asset group exceeded its fair value, and we recorded an impairment charge of $31.9 million during the fourth quarter of 2023. For any Trio® segment capital spending during 2025 and 2024, we also estimated the fair value of those assets using the expected proceeds received in an orderly sale of those new assets and recorded an impairment of $1.9 million and $4.4 million, respectively.

Our long-lived assets at our West facility have been in care and maintenance since July 2016. Given the length of time since the assets were placed in care and maintenance, we engaged a third-party valuation firm to determine if the fair value of the West assets supports the carrying value of those assets. The fair value of the West assets was determined using the expected proceeds received in an orderly sale of the individual assets. The carrying value of the West assets exceeded the fair value and we recorded an impairment charge of $9.9 million during the fourth quarter of 2023.

In 2024, in our Oilfield Solutions Segment we recorded impairment charges of $6.4 million mainly related to our frac sand opportunity and other oilfield related equipment based on an expected selling price of the assets. Although we still hold the necessary permits for the sand operation, it is unlikely we will continue to pursue this opportunity as we focus on our core business. During 2023, we recorded impairment charges of $1.5 million related to certain assets in our Oilfield Solutions Segment, specifically certain water recycling equipment and an investment in a non-operating interest in an oil and gas investment.

Note 7 — LEASES

We determine if an arrangement is a lease or contains a lease at inception. We have operating leases for mining equipment, trucks, rail cars, and office space. Our operating leases have remaining lease terms ranging from less than one year to six years. Our finance leases have remaining terms ranging from less than one year to seven years. Leases recorded on the balance sheet consist of the following (amounts in thousands):

Leases	Classification on the Balance Sheet	Balance, December 31, 2025	Balance, December 31, 2024
Assets			
Operating lease ROU assets, net	Property, plant, equipment, and mineral properties, net	$ 2,245	$ 1,437
Finance lease ROU assets, net	Property, plant, equipment, and mineral properties, net	$ 3,435	$ 2,934
Liabilities			
Current operating lease liabilities	Other current liabilities	$ 983	$ 679
Current finance lease liability	Other current liabilities	$ 1,035	$ 951
Non-current operating lease liabilities	Operating lease liabilities	$ 1,550	$ 780
Non-current finance lease liabilities	Finance lease liabilities	$ 1,741	$ 1,838

Other information related to lease term and discount rate is as follows:

	December 31,	
	2025	**2024**
Weighted average remaining lease term - operating leases	3.0 years	3.9 years
Weighted average remaining lease term - finance leases	3.7 years	3.0 years
Weighted average discount rate - operating leases	7.6 %	7.0 %
Weighted average discount rate - finance leases	7.8 %	7.6 %

The components of lease expense are as follows (amounts in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating lease expense	$ 1,468	$ 1,443	$ 1,667
Short-term lease expense	82	79	122
Total lease expense	$ 1,550	$ 1,522	$ 1,789

Supplemental cash flow information related to leases was as follows (amounts in thousands):

| | Year Ended December 31, | |
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 1,582	$ 1,516
Operating cash flows from finance leases	220	185
Financing cash flows from finance leases	1,043	942
Right-of-Use Assets exchanged for new operating lease liabilities	2,185	751
Right-of-Use Assets exchanged for new finance lease liabilities	1,380	1,562

As of December 31, 2025, maturities of lease liabilities are summarized as follows (amounts in thousands):

Years Ending December 31,	**Operating Leases**	**Finance Leases**	**Total**
2026	$ 1,141	$ 1,203	$ 2,344
2027	1,068	628	1,696
2028	255	604	859
2029	150	376	526
2030	139	165	304
Thereafter	92	248	340
Total future minimum lease payments	$ 2,845	3,224	6,069
Less - amount representing interest	312	448	760
Present value of future minimum lease payments	$ 2,533	2,776	5,309
Less - current lease obligations	983	1,035	2,018
Long-term lease obligations	$ 1,550	$ 1,741	$ 3,291

Note 8 — INTANGIBLE ASSETS

We have water rights, recorded at $19.2 million at December 31, 2025, and 2024. Our water rights have indefinite lives and are not amortized. We evaluate our water rights at least annually as of October 1 for impairment, or more frequently if circumstances require.

We have other intangible assets recorded at $6.6 million and $6.6 million as of December 31, 2025, and 2024, respectively. We account for the other intangible assets as finite-lived intangible assets and amortize those intangible assets over the period of estimated benefit, using the straight-line method. As of December 31, 2025, the weighted-average remaining amortization period for the other intangible assets was 13.6 years. These intangible assets are included in "Other assets, net" on the Consolidated Balance Sheets.

As of December 31, 2025, and December 31, 2024, we have the following amounts recorded for intangible assets (amounts in thousands):

	December 31, 2025		December 31, 2024	
Finite-lived intangible assets:	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Produced water disposal royalty agreements	$ 2,694	$ (900)	$ 2,694	$ (765)
Surface damage and easement agreements	3,723	(1,245)	3,723	(1,058)
Other intangibles	200	(13)	200	(7)
Total	$ 6,617	$ (2,158)	$ 6,617	$ (1,830)
Indefinite-lived intangible assets:				
Water rights	$ 19,184		$ 19,184	

Total amortization of intangible assets for the years ended December 31, 2025, 2024, and 2023 was $0.3 million. We estimate the annual amortization expense of intangible assets will be $0.3 million for each of the next five years.

Note 9 — OTHER LONG-TERM DEFERRED INCOME

Cooperative Development Agreement—In December 2023, we entered into the Third Amendment of Cooperative Development Agreement (the "Amendment") with XTO Holdings, LLC ("XTO Holdings") and XTO Delaware Basin LLC, as successors in interest to BOPCO, L.P. ("XTO Delaware Basin," and together with XTO Holdings, "XTO"), with an effective date of January 1, 2024 ("Amendment Date"). The Amendment further amends that certain Cooperative Development Agreement, by and between us, BOPCO, L.P. and the other parties thereto, effective as of February 28, 2011 (as amended, including by the Amendment, the "CDA"), which was executed for the purpose of pursuing the cooperative development of potassium and oil and gas on certain lands. The CDA restricts and limits the rights of Intrepid and XTO, as successors in interest to BOPCO, L.P., to explore and develop their respective interests, including limitations on the locations of wells. Intrepid and XTO entered into the Amendment in an effort to further the cooperation, remove the restrictions and limitations, and allow for the efficient co-development of resources within the Designated Potash Area ("DPA") consistent with the United States Secretary of the Interior Order 3324.

Pursuant to the Amendment, among other things, we agreed to provide support to XTO for development and operation of XTO's oil and gas interests within the DPA. As consideration under the Amendment, XTO agreed to pay us an initial fee of $50.0 million (the "Initial Fee"). We received a partial payment of $5.0 million of the Initial Fee in December 2023, and we received payment of the remaining $45.0 million from XTO in January 2024.

The Amendment further provides that we shall receive an additional one-time payment equal to $50.0 million (the "Access Fee"), which XTO will pay within 90 days upon the earlier occurrence of (i) the approval of the first new or expanded drilling island within a specific area to be used by XTO or (ii) within seven years of the anniversary of the Amendment Date. XTO is also required to pay additional amounts to Intrepid as an "Access Realization Fee," up to a maximum of $100.0 million, (the "Access Realization Fee") in the event of certain additional drilling activities by XTO.

Because the cooperative development support we are providing under the CDA is not an output of our ordinary business activities, ASC 606 does not apply to the CDA. However, we apply the principles in ASC 606 by analogy to determine amounts of other income to recognize.

Under ASC 606, we are required to identify the performance obligations in the CDA and to determine the transaction price. The transaction price may include fixed consideration, variable consideration, or both. Variable consideration may only be included in the transaction price if it is probable that a significant reversal of amounts recognized will not occur (referred to as the variable consideration constraint). The Access Realization Fee is considered variable consideration.

Our performance obligation under the Amendment is to "stand-ready" to provide support to XTO, when and as needed, during the term of the Amendment. We estimate the transaction price to be $100.0 million, which is comprised of the $50.0 million Initial Fee and the $50.0 million Access Fee. We are not including any amounts of the Access Realization Fee in the transaction price because of the variable consideration constraint. Since our performance obligation is a "stand-ready" obligation, we are recognizing the transaction price on a straight-line basis over the term of the Amendment which ends on February 28, 2046.

For the year ended December 31, 2025, and 2024, we recorded other operating income of $4.5 million and $4.5 million from the Amendment, respectively. Because we have not yet been paid the Access Fee included in the transaction price, we recorded a long-term receivable as of December 31, 2025 and 2024 of $4.5 million and $2.3 million, respectively, for the amount of the Access Fee that we earned during the years ended December 31, 2025, and 2024, which is included in "Other Assets" on the Consolidated Balance Sheets. For the amount of the Initial Fee we earned during the year ended December 31, 2025, and 2024, we reduced the "Deferred other income, long-term" liability recorded on our Consolidated Balance Sheets.

As of December 31, 2025, we had $2.3 million recorded in "Other current liabilities," and $43.2 million recorded in "Deferred other income, long-term" on the Consolidated Balance Sheets for the unearned portion of the Initial Fee. As of December 31, 2024, we had $2.3 million recorded in "Other current liabilities," and $45.5 million recorded in "Deferred other income, long-term" on the Consolidated Balance Sheets for the unearned portion of the Initial Fee. As of December 31, 2023, we had $5.0 million recorded in "Other current liabilities," and zero recorded in "Deferred other income, long-term" on the Consolidated Balance Sheets.

Note 10 — DEBT

    Credit Facility—In August 2022, we and certain of our subsidiaries entered into the Second Amended and Restated Credit Agreement with a syndicate of lenders with the Bank of Montreal, as administrative agent, which provides for a revolving credit facility. The agreement amended our existing revolving credit facility to, among other things, increase the amount available under the facility from $75 million to $150 million, extend the maturity date to August 4, 2027, and transition from LIBOR (London Interbank Offered Rate) to SOFR (Secured Overnight Financing Rate) as a reference rate for borrowings under the credit agreement. Borrowings under the amended credit facility bear interest at SOFR plus an applicable margin of 1.50% to 2.25% per annum, based on our leverage ratio as calculated in accordance with the amended agreement governing the revolving credit facility. Borrowings under the revolving credit facility are secured by substantially all of our current and non-current assets, and the obligations under the credit facility are unconditionally guaranteed by several of our subsidiaries.

    We occasionally borrow and repay amounts under the facility for near-term working capital needs or other purposes and may do so in the future. For the year ended December 31, 2025, we made no borrowings and made no repayments under the facility. For the year ended December 31, 2024, we made no borrowings and made $4.0 million in repayments under the facility. For the year ended December 31, 2023, we made $9.0 million in borrowings and made $5.0 million repayments under the facility. As of December 31, 2025, we had no borrowings outstanding and no outstanding letters of credit under the facility. As of December 31, 2024, we had no borrowings outstanding and no outstanding letters of credit under the facility. As of December 31, 2023, we had $4.0 million in borrowings outstanding and no outstanding letters of credit under the facility. We had $150.0 million available under the facility as of December 31, 2025.

    We were in compliance with the applicable covenants under the facility as of December 31, 2025.

    Interest Expense—Interest expense is recorded net of any capitalized interest associated with investments in capital projects. We incurred gross interest expense of $0.8 million, $0.7 million, and $0.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

    Amounts included in interest expense for the years ended December 31, 2025, 2024, and 2023 (in thousands) are as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
Interest expense on borrowings	$ 230	$ 182	$ 275
Commitment fee on unused credit facility	228	229	226
Amortization of deferred financing costs	301	301	301
Gross interest expense	759	712	802
Less capitalized interest	527	600	802
Interest expense, net	$ 232	$ 112	$ —

Note 11 — ASSET RETIREMENT OBLIGATION

    We recognize an estimated liability for future costs associated with the closure and reclamation of our mining properties. A liability for the fair value of an asset retirement obligation and a corresponding increase to the carrying value of the related long-lived asset are recorded as the mining operations occur or the assets are acquired.

    Our asset retirement obligation is based on the estimated cost to close and reclaim the mining operations, the economic life of the properties, and federal and state regulatory requirements. The liability is discounted using credit adjusted risk-free rate estimates at the time the liability is incurred or when there are upward revisions to estimated costs. The credit adjusted risk-free rates used to discount our abandonment liabilities range from 6.9% to 12.0%. Revisions to the liability occur due to construction of new or expanded facilities, changes in estimated abandonment costs or economic lives, changes in the estimated timing of the reclamation activities or if federal or state regulators enact new requirements regarding the abandonment or reclamation of mines.

Following is a table of the changes to our asset retirement obligations for the following periods (in thousands):

| | Year Ended December 31, | | | | | |
	2025		2024		2023	
Asset retirement obligation, at beginning of period	$	32,949	$	30,359	$	26,864
Liabilities settled		(48)		—		(197)
Liabilities incurred		—		524		—
Changes in estimated obligations		3,337		(423)		1,552
Accretion of discount		2,603		2,489		2,140
Total asset retirement obligation, at end of period	$	38,841	$	32,949	$	30,359
Less current portion of asset retirement obligation	$	—	$	(595)	$	(282)
Long-term portion of asset retirement obligation	$	38,841	$	32,354	$	30,077

We estimate approximately $11.5 million in asset retirement payments may occur in the next five years.

Note 12 — REVENUE

Revenue Recognition—Under ASC 606, we recognize revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration we expect to be entitled in exchange for those goods or services.

Contract Balances—As of December 31, 2025, and 2024, we had $2.5 million and $2.4 million of contract liabilities, respectively, of which $0.8 million and $0.8 million were current as of December 31, 2025, and 2024, respectively, and included in "Other current liabilities" on the Consolidated Balance Sheets. Customer advances received before we have satisfied our performance obligations are accounted for as a contract liability (sometimes referred to in practice as deferred revenue).

Our contract liability activity for the years ended December 31, 2025, 2024, and 2023 is shown below (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Beginning balance	$ 2,431	$ 2,303	$ 2,374
Additions	1,345	1,701	1,030
Recognized as revenue during period from the beginning balance	(1,292)	(1,573)	(1,101)
Ending balance	$ 2,484	$ 2,431	$ 2,303

Disaggregation of Revenue—The table below shows the disaggregation of revenue by product and reconciles disaggregated revenue to segment revenue for the years ended December 31, 2025, 2024, and 2023. We believe the disaggregation of revenue by products best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic conditions (in thousands):

Product	Year Ended December 31, 2025				
	Potash Segment	**Trio® Segment**	**Oilfield Solutions Segment**	**Intersegment Eliminations**	**Total**
Potash	$ 115,003	$ —	$ —	$ (158)	$ 114,845
Trio®	—	143,966	—	—	143,966
Water	—	—	3,173	—	3,173
Salt	11,657	497	—	—	12,154
Magnesium Chloride	6,191	—	—	—	6,191
Brines	6,732	—	4,316	—	11,048
Other	—	—	6,951	—	6,951
Total Revenue	$ 139,583	$ 144,463	$ 14,440	$ (158)	$ 298,328

Product		Potash Segment	Trio® Segment	Oilfield Solutions Segment	Intersegment Eliminations		Total
				Year Ended December 31, 2024			
Potash	$	100,199	$ —	$ —	$	(252) $	99,947
Trio®		—	104,773	—		—	104,773
Water		—	—	13,602		—	13,602
Salt		12,378	655	—		—	13,033
Magnesium Chloride		5,324	—	—		—	5,324
Brines		6,932	—	4,204		—	11,136
Other		—	—	6,879		—	6,879
Total Revenue	$	124,833	$ 105,428	$ 24,685	$	(252) $	254,694

Product		Potash Segment	Trio® Segment	Oilfield Solutions Segment	Intersegment Eliminations		Total
				Year Ended December 31, 2023			
Potash	$	131,206	$ —	$ —	$	(329) $	130,877
Trio®		—	96,344	—		—	96,344
Water		297	5,316	9,569		—	15,182
Salt		11,973	522	—		—	12,495
Magnesium Chloride		8,161	—	—		—	8,161
Brines		4,283	—	4,056		—	8,339
Other		—	—	7,685		—	7,685
Total Revenue	$	155,920	$ 102,182	$ 21,310	$	(329) $	279,083

Note 13 — COMPENSATION PLANS

Cash Bonus Programs—We use cash bonus programs under which our employees may be eligible to receive cash bonuses based on corporate, department, location, or individual performance or other events or accomplishments. We accrue cash bonus expense related to the current year's performance and we expect to pay in March 2026 a cash bonus to our employees under our 2025 bonus program. We met certain performance metrics related to our 2024 cash bonus program and paid a cash bonus in March 2025. We met certain performance metrics related to our 2023 cash bonus program and paid a cash bonus in March 2024.

Equity Incentive Compensation Plan—Our Board of Directors ("Board') and stockholders adopted a long-term incentive compensation plan called the Intrepid Potash, Inc. Amended and Restated Equity Incentive Plan (the "Plan"). The Plan was most recently amended and restated in May 2022. We have issued common stock, restricted shares, restricted stock units, and non-qualified stock option awards under the Plan. Restricted stock units ("RSUs") represent the contingent right to receive one share of our common stock upon satisfaction of applicable vesting conditions. RSUs do not have any of the rights available to holders of common stock until vesting and settlement of RSUs in shares of common stock. Restricted share awards ("RSAs") contain service-based conditions and in some instances contain both service-based and market-based conditions. Certain RSU awards contain service-based and operational performance conditions (referred to as "operational performance-based RSUs") and certain RSU awards contain service-based and market-based conditions (referred to as "market-based RSUs").

We record stock-based compensation expense associated with the issuance of RSAs, non-qualified stock options, operational performance-based RSUs, and market-based RSUs by recognizing expense over the service period associated with each grant, based on the fair value of the grant on the grant date. For service-based awards, grant date fair value is based on the closing share price of our common stock on the grant date and expense is recognized on a straight-line basis over the required service period of the award, which is generally the vesting period of the award. For operational performance-based awards grant date fair value is based on the closing share price of our common stock on the grant date and the probable number of shares expected to vest and expense is recognized using the accelerated recognition method over the required service period, which is generally the vesting period of the award. The probable number of shares expected to vest is updated each reporting period and we record a cumulative catch-up adjustment to expense for changes to the probability assessment. For RSA and RSU awards that contain both service-based and market-based conditions, grant date fair value is estimated using a Monte Carlo simulation valuation model and expense is recognized using the accelerated recognition method over the required service period, which is the longer of the explicit service period or the derived service period. The derived service period is generally the expected date the market condition is estimated to be achieved.

As of December 31, 2025, 287,345 restricted shares, 195,586 restricted stock units, and options to purchase 1,395 shares of common stock were outstanding. Total compensation expense related to the Plan was $5.1 million, $3.6 million, and $6.5 million, for the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, there was $7.2 million of total remaining unrecognized compensation expense that is expected to be recognized over a weighted-average period of 1.5 years. When restricted shares and performance units vest and when stock options are exercised, new shares are issued and considered outstanding for financial statement purposes. As of December 31, 2025, approximately 0.8 million shares of common stock remained available for issuance under the Plan.

Restricted Shares

During 2025, the Compensation Committee of the Board (the "Compensation Committee") granted restricted shares of common stock to non-employee members of the Board of Directors ("Board"), executive officers, and other key employees. All restricted shares granted by the Compensation Committee during 2025 contain only service-vesting requirements.

In January 2025, the Board increased the size of the Board from seven members to eight members and the Board appointed an additional independent director to fill the vacancy created by the expansion of the Board. In connection with appointing an additional independent director, the Compensation Committee granted the new independent director 1,040 restricted shares that vested on May 16, 2025. In May 2025, the Compensation Committee granted an aggregate of 16,016 restricted shares to non-employee members as part of their annual compensation and these restricted shares vest one year after the date of the grant, subject to continued service.

In March 2025, the Compensation Committee granted an aggregate of 118,773 restricted shares to executives and key employees as part of our annual equity award program. The restricted shares vest over three years from the grant date subject to continued employment or service.

During 2024, the Compensation Committee granted restricted shares of common stock to non-employee directors, executive officers and other key employees. The Compensation Committee granted an aggregate of 20,739 shares of restricted shares to non-employee directors as part of their annual compensation, which vest in one year after the grant date. In September 2024, the Compensation Committee granted special one-time grants of an aggregate of 6,282 restricted shares to non-employee directors which vested on May 25, 2025. The special one-time grants were awarded because of additional Board meetings held during 2024, as a result of the medical leave of absence taken by our former Chief Executive Officer during 2024.

During 2024, the Compensation Committee granted an aggregate of 196,809 restricted shares to employees as part of either our annual equity award program to new employees or to employees who assumed additional responsibilities during the year. These awards contain only service-vesting requirements and vest over three years from the grant date subject to continued employment or service.

During 2024, the Compensation Committee granted an aggregate of 32,299 restricted shares to certain members of executive management that contain both service- and market-conditions. The grants vest over three years from the grant date if the average share closing price for 20 consecutive days has met one of the applicable price achievement targets; provided, however, that no vesting would occur if the average closing share price for 20 consecutive days has not met one or more applicable price achievement goals on or before March 17, 2027. All share price achievement goals for these awards were met during 2025, and the first tranche of restricted shares vested during 2025, and the remaining unvested restricted shares will vest on the grant date anniversary in 2026, and 2027, subject to continued employment.

During 2023, the Compensation Committee granted restricted shares of common stock to non-employee directors, executive offices and other key employees. The Compensation Committee granted an aggregate of 22,226 shares of restricted shares to non-employee directors as part of their annual compensation, which vested one year after the grant date.

During 2023, the Compensation Committee granted an aggregate of 130,975 restricted shares of common stock to employees as part of our annual equity award program. The awards contain only service-vesting requirements and vest over three years from the grant date subject to continued employment.

During 2023, the Compensation Committee granted an aggregate of 22,220 restricted shares of common stock with both service- and market-conditions to certain members of our executive team as part of their annual compensation package. The grants vest over three years from the grant date if the average share closing price for 20 consecutive days has met one of the applicable price achievement targets; provided, however, that no vesting would occur if the average closing share price for 20 consecutive days has not met one or more applicable price achievement goals on or before March 17, 2026. The share price achievement goals for these awards were met during 2025 and the first two tranches vested during 2025 and the third tranche will vest in 2026, subject to continued employment.

During 2023, the Compensation Committee granted 71,922 restricted shares of common stock with service and market conditions to our former chief executive officer as part of his annual compensation package. On September 30, 2024, our former chief executive officer resigned from all positions with the Company and its subsidiaries and affiliates. None of the market-condition price achieve targets were met as of September 30, 2024, and all unvested restricted shares were cancelled.

The table below shows the restricted share activity and the restricted shares outstanding for the years ended December 31, 2025, 2024 and 2023.

	Restricted Shares	Weighted Average Grant Date Fair Value
Outstanding December 31, 2022	300,268	$40.25
Granted	247,343	$25.05
Vested	(177,771)	$24.98
Forfeited	(28,916)	$42.63
Outstanding December 31, 2023	340,924	$36.98
Granted	256,129	$21.88
Vested	(138,668)	$29.22
Forfeited	(139,350)	$30.10
Outstanding December 31, 2024	319,035	$31.23
Granted	135,829	$30.10
Vested	(142,160)	$25.52
Forfeited	(25,359)	$23.81
Outstanding December 31, 2025	287,345	$27.01

We used a Monte Carlo simulation valuation model to estimate the fair value of restricted stock awards that contain a market condition. The weighted-average grant date fair value per share of restricted shares with service and market conditions issued in 2024, and 2023 was $17.80, and $24.96, respectively. No restricted stock awards containing market conditions were granted during 2025.

Valuation models require the input of highly subjective assumptions, including the expected volatility of the price of the underlying stock. We used the following assumptions to compute the weighted-average grant date fair market value of restricted stock with service and market conditions granted in 2024, and 2023:

	2024	2023
Closing stock price on grant date	$ 19.37	$ 26.05
Risk free interest rate	4.5 %	3.6 %
Dividend yield	— %	— %
Estimated volatility	67.6 %	82.9 %
Expected life	3.0 years	3.8 years

Restricted Stock Units

During 2025, the Compensation Committee granted restricted stock performance unit ("PSU") awards to executive officers and certain key employees that are eligible to vest based on potash production cost per ton for the 2027 calendar year. An aggregate of 22,577 target number of PSUs were granted and based upon potash production cost per ton for the 2027 calendar year, between 0% and 200% of the target number of PSUs may be earned.

During 2025, the Compensation Committee granted restricted stock unit ("RSU") awards to executive officers and certain key employees that contain an absolute total stockholder return ("TSR") market condition (referred to as the "aTSR" awards). Under the terms of the aTSR award, up to 26,858 RSUs can be earned based on the achievement of certain TSR hurdles on or prior to March 17, 2029. Once a TSR hurdle is achieved, one-half of the total RSUs earned will vest immediately and one-half of the total RSUs earned will vest on the one-year anniversary of the date the TSR hurdle was achieved. Any RSUs that have not achieved any TSR hurdles on or prior to March 17, 2029, shall be forfeited.

During 2025, the Compensation Committee granted RSU awards to executive officers and certain key employees that contain a relative TSR market condition (referred to as the "rTSR" awards). Under the terms of the rTSR award, RSUs may be earned based on the Company's TSR percentile rank compared to each company included in the Russell 2000 Index as of March 17, 2025. The period under which the relative performance is measured is from March 17, 2025, through March 17, 2028 (the "Performance Period"). If the Company's TSR percentile rank is in the 20th percentile or below, no RSUs will vest. If the Company's TSR percentile rank is in the 90th percentile or above, up to 36,304 RSUs are eligible to vest, subject to a negative TSR cap and a maximum cap payout value. If the Company's TSR is negative during the Performance Period, then, irrespective of the Company relative TSR rank, the maximum number of RSUs that may be earned is 18,152 RSUs. The fair market value of the shares of common stock issuable in respect of RSUs vesting for each grantee, as measured on the date of vesting, may not exceed 500% of the grantee's total grant date fair value of the rTSR award.

In November 2024, the Board appointed a new chief executive officer and in connection with that appointment, in December 2024, the new chief executive officer was granted two restricted stock unit ("RSU") awards. Both of the RSU awards contain a service condition and a market condition, with one RSU award containing an absolute total stockholder return ("TSR") market condition (referred to as the "aTSR") and the other RSU award containing a relative TSR market condition (referred to as the "rTSR"). Under both the aTSR and rTSR awards, any RSUs that vest shall be settled through the issuance of an equal number of shares of our common stock as soon as administratively practicable.

Under the terms of the aTSR award, up to 19,575 RSUs may be earned based on the achievement of certain absolute TSR hurdles on or prior to December 31, 2028. If a TSR hurdle is achieved on or before the one-year anniversary of the grant date, the RSUs earned will vest in three equal installments on the one-, two-, and three-year anniversaries of the grant date. If any TSR hurdles are achieved after the one-year anniversary of the grant date but before the two-year anniversary of the grant date, one-third of the RSUs earned will vest immediately and the remaining earned RSUs will vest equally on the two- and three-year anniversaries of grant date. For any TSR hurdles met after the two-year anniversary of the grant date, two-thirds of the RSU's earned will vest immediately and one third will vest on the third-year anniversary of the grant date. If a TSR hurdle is achieved after the three-year anniversary of the grant date and on or prior to December 31, 2028, the RSUs earned will vest immediately. Any RSUs that have not been earned as of December 31, 2028, are forfeited. RSUs under the aTSR award do not have any stockholder rights of holders of shares of common stock.

Under the terms of the rTSR, RSUs may be earned based on the Company's TSR percentile rank compared to each company included in the Russell 2000 Index as of January 1, 2025. The period under which the relative performance is measured is from January 1, 2025, through December 31, 2027 (the "Performance Period"). If the Company's TSR percentile rank is in the 20th percentile rank or below, no RSUs will vest. If the Company's TSR percentile rank is in the 90th percentile or above, up to 91,710 RSUs are eligible to vest, subject to a negative TSR cap and a max payout cap. If the Company's TSR is negative, then, irrespective of the Company's relative TSR percentile rank, the maximum number of RSUs that may be earned is 45,855. Under the max payout cap, the total fair market value of the shares of common stock issuable may not be greater than $6.6 million. The grantee is entitled to receive an additional amount in cash equal to the value of all dividends and distributions made during the Performance Period for any vested RSUs. The RSUs do not have any other stockholder rights of holders of shares of common stock.

The table below shows the RSU activity and the RSUs outstanding for the years ended December 31, 2025, and 2024. We did not issue any RSUs during the year ended December 31, 2023.

	Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding December 31, 2023	—	$—
Granted	111,285	$16.25
Vested	—	$—
Forfeited	—	$—
Outstanding December 31, 2024	111,285	$16.25
Granted	94,586	$23.53
Vested	(4,064)	$24.72
Forfeited	(6,221)	$23.53
Outstanding December 31, 2025	195,586	$19.36

.

We used a Monte Carlo simulation valuation model to estimate the fair value of the aTSR and rTSR awards on the grant date. We record compensation expense monthly using the accelerated recognition method over the longer of the explicit or derived service period of the award. The weighted-average grant date fair value per share using the maximum number of shares that can be earned under the aTSR and rTSR awards issued in 2025 was $24.53 and $20.11, respectively. The weighted-average grant date fair value per share using the maximum number of shares that can be earned under the aTSR and rTSR awards issued in 2024 was $22.63 and $14.89, respectively.

We used the following assumptions to compute the weighted-average grant date fair market value of RSUs granted with service and market conditions granted in 2025 and 2024:

	Granted in 2025		Granted in 2024	
	Absolute TSR RSU Award	Relative TSR RSU Award	Absolute TSR RSU Award	Relative TSR RSU Award
Closing stock price on grant date	$ 29.18	$ 30.74	$ 27.39	$ 27.39
Risk free interest rate	4.03 %	3.97 %	4.05 %	4.07 %
Dividend yield	— %	— %	— %	— %
Estimated volatility	62.7 %	58.1 %	67.8 %	62.2 %
Expected life	4.0 years	3.0 years	4.1 years	3.1 years

Non-Qualified Stock Option Activity

We have not granted any non-qualified stock options to our employees since 2018. A summary of all stock option activity for the year ended December 31, 2025, is as follows:

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value[1]	Weighted Average Remaining Contractual Life
Outstanding non-qualified stock options, beginning of period	273,206	$29.04		
Granted	—	$—		
Exercised	(115,993)	$15.88		
Forfeited	(155,818)	$39.00		
Expired	—	$—		
Outstanding non-qualified stock options, end of period	1,395	$10.30	$24,315	0.3
Vested or expected to vest, end of period	1,395	$10.30	$24,315	0.3
Exercisable non-qualified stock options, end of period	1,395	$10.30	$24,315	0.3

[1] The intrinsic value of a stock option is the amount by which the market value exceeds the exercise price as of the end of the period presented.

The total intrinsic value of stock options exercised during 2025 was $1.5 million. No stock options were exercised during 2024 and 2023.

Note 14 — INCOME TAX

We account for income taxes in accordance with ASC Topic 740, *Income Taxes*. This standard requires the recognition of deferred tax assets and liabilities for the tax effect of temporary differences between the financial statement and tax basis of recorded assets and liabilities at enacted tax rates in effect when the related taxes are expected to be settled or realized. We recognize income taxes in each of the tax jurisdictions where we conduct business. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A summary of the provision for income taxes is as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current portion of income tax expense (benefit):			
Federal	$ —	$ —	$ —
State	544	110	82
Deferred portion of income tax expense (benefit):			
Federal	—	146,457	(8,538)
State	—	47,766	67
Total income tax expense (benefit)	$ 544	$ 194,333	$ (8,389)

As described in Note 2, Summary of Significant Accounting Policies, we have elected to prospectively adopt the guidance in ASU 2023-09, Improvement to Income Tax Disclosures. The following table is a reconciliation of the federal statutory income tax rate of 21% to our effective rate for the year ended December 31, 2025, in accordance with the guidance in ASU 2023-09 (in thousands, except percentages):

| | Year Ended December 31, 2025 | |
	Tax Amount	Tax Rate
Federal tax at statutory rate	$ 2,463	21.0 %
State taxes, net of federal benefit	544	4.6 %
Change in valuation allowance	(2,521)	(21.5)%
Non-deductible items:		
Officers' compensation	519	4.4 %
Fines and penalties	457	3.9 %
Meals and entertainment	38	0.3 %
Other non-deductible items	26	0.2 %
Other		
Percentage depletion	(1,068)	(9.1)%
Stock compensation	(49)	(0.4)%
Federal effect of changes to state tax rates	89	0.8 %
Other	46	0.4 %
Net expense as calculated	$ 544	4.6 %

The following table is a reconciliation of the U.S. federal statutory rate of 21% to our effective tax rate for the years ended December 31, 2024, and 2023, in accordance with the guidance prior to the adoption of ASU 2023-09 (in thousands, except percentages):

	2024	2023
Federal taxes at statutory rate	$ (3,888)	$ (9,253)
Add:		
State taxes, net of federal benefit	(1,536)	(1,274)
Change in valuation allowance	199,006	1,121
Change in federal and state tax rates	159	238
Officers' compensation	760	848
Percentage depletion	(465)	(282)
Other	297	213
Net expense (benefit) as calculated	$ 194,333	$ (8,389)
Effective tax rate	(1,049.8)%	19.0 %

Our effective tax rate for the years ended December 31, 2025, 2024, and 2023 differs from the U.S. federal statutory rate primarily due to the change in our valuation allowance.

As of December 31, 2025, and 2024, we had gross deferred tax assets of $198.9 million and $202.2 million, respectively. During the year ended December 31, 2025, our deferred tax assets decreased primarily from decreases in the amounts of our federal and state net operating loss carryforwards. Included in gross deferred tax assets as of December 31,

2025, were approximately $171.1 million of federal net operating loss carryforwards, which expire beginning in 2035, and approximately $252.2 million of state net operating loss carryforwards, the majority of which begin to expire in 2034. Also included are $1.9 million of federal research and development credits which begin to expire in 2031. The federal loss carryforward could be subject to examination by the tax authorities within three years after the carryforward is utilized, while the state net operating loss carryforwards could be subject to examination by the tax authorities generally within three or four years after the carryforward is utilized, depending on jurisdiction. Significant components of our deferred tax assets and liabilities were as follows (in thousands):

	December 31,			
	2025		**2024**	
Deferred tax assets (liabilities):				
Property, plant, equipment and mineral properties, net	$	121,092	$	121,172
Federal and state net operating loss carryforwards		48,136		60,278
Asset retirement obligation		9,961		8,468
Deferred revenue		12,302		1,330
Other		5,535		9,042
Federal R&D credits		1,870		1,870
Total deferred tax assets		198,896		202,160
Valuation allowance		(198,896)		(202,160)
Deferred tax asset, net	$	—	$	—

In assessing the need for a valuation allowance, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carryback years, as permitted by regulation, and the availability of tax planning strategies. In determining how much of a valuation allowance to recognize we primarily consider our projections of future taxable income. All available evidence, both positive and negative, that may affect the realizability of deferred tax assets is identified and considered in determining the appropriate amount of the valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of certain types of future taxable income during the periods in which those temporary differences become deductible. Assumptions of expected future taxable income are based primarily on prices and forecasted sales volumes which are subject to market volatility. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, our ability to carry back the deferred tax asset, projected future taxable income, and tax planning strategies.

As of December 31, 2025, and 2024, we have a full valuation allowance against our deferred tax assets because we do not believe it is more likely than not that we will fully realize the benefit of the deferred tax assets. During 2025, our valuation allowance decreased $3.3 million. The decrease was mainly due to reversals of deferred tax assets related to net operating losses. Our deferred tax assets, net of the valuation allowance, at both December 31, 2025, and 2024, is zero.

The estimated statutory income tax rates that are applied to our current and deferred income tax calculations are impacted most significantly by the tax jurisdictions in which we conduct business. Changing business conditions for normal business transactions and operations, as well as changes to state tax rates and apportionment laws, potentially alter the apportionment of income among the states for income tax purposes. These changes to apportionment laws result in changes in the calculation of our current and deferred income taxes, including the valuation of our deferred tax assets and liabilities. The effects of any such changes are recorded in the period of the adjustment. Such adjustments can increase or decrease the net deferred tax asset on the balance sheet and impact the corresponding deferred tax benefit or deferred tax expense on the statement of operations.

A decrease of our state tax rate decreases the value of its deferred tax asset, resulting in additional deferred tax expense being recorded on the income statement. Conversely, an increase in our state income tax rate would increase the value of the deferred tax asset, resulting in an increase in our deferred tax benefit. Because of the magnitude of the temporary differences between our book and tax basis in the assets, relatively small changes in the state tax rate may have a pronounced impact on the value of our net deferred tax asset.

Each quarter we evaluate the need for a liability for uncertain tax positions. At December 31, 2025, and 2024, we had no items that required disclosure in accordance with FASB guidance on accounting for uncertainty in income taxes.

We operate, and accordingly file income tax returns, in the U.S. federal jurisdiction and various U.S. state jurisdictions. With few exceptions, we are no longer subject to income tax audits that could result in an assessment for years prior to 2022.

The following table presents income tax paid (refunded) for the year ended December 31, 2025:

	2025	2024	2023
New Mexico	$ 206,723	$ (46,772)	—
Oregon	190,784	10,000	104,090
Texas	41,760	51,812	69,412
Alabama	23,966	—	(27,210)
Pennsylvania	14,299	—	—
Montana	2,650	(9,461)	—
New Jersey	—	6,000	20,842
Massachusetts	—	—	9,000
California	—	—	(42,200)
Other	7,672	(2,562)	44,730
Income Taxes Paid	$ 487,854	$ 9,017	$ 178,664

— The amount of income taxes paid during the year does not meet the five percent disaggregation threshold.

Note 15 — COMMITMENTS AND CONTINGENCIES

Reclamation Deposits and Surety Bonds—As of December 31, 2025, and 2024, we had $30.1 million and $27.0 million, respectively, of security placed principally with the states of Utah and New Mexico and the Bureau of Land Management for eventual reclamation of our various facilities. Of this total requirement, as of December 31, 2025, and 2024, $0.6 million and $0.6 million, respectively, consisted of long-term restricted cash deposits reflected in "Other" long-term assets on the Consolidated Balance Sheets, and $29.5 million and $26.4 million, respectively, was secured by surety bonds issued by an insurer. The surety bonds are held in place by an annual fee paid to the issuer.

We may be required to post additional security to fund future reclamation obligations as reclamation plans are updated or as governmental entities change requirements.

Legal—We are subject to claims and legal actions in the ordinary course of business. We expense legal costs as incurred. While there are uncertainties in predicting the outcome of any claim or legal action, except as noted below, we believe the ultimate resolution of these claims or actions is not reasonably likely to have a material adverse effect on our financial condition, results of operations, or cash flows.

Water Rights

In 2017 and 2018, the New Mexico Office of the State Engineer ("OSE") granted us preliminary and emergency authorizations to sell approximately 5,700 acre-feet of water per year from our Pecos River water rights. The preliminary and emergency authorizations allowed for water sales to begin immediately, subject to repayment if the underlying water rights were ultimately found to be invalid. On March 17, 2022, following a trial to determine the validity of our Pecos River water rights, the Fifth Judicial District Court in New Mexico entered an order that found that of the 20,000 acre feet of water per year we claimed, our predecessors in interest had forfeited all but approximately 5,800 acre feet of water per year, and that of the remaining 5,800 acre feet of water that had not been forfeited, all but 150 acre feet of water had been abandoned prior to 2017 (the "Order"). The Order limited our right to 150 acre fee per annum of water for industrial-salt processing use. We appealed the Order to the New Mexico Court of Appeals ("NMCA"), which, on July 7, 2023, affirmed the Order. On November 17, 2023, we filed a request for the New Mexico Supreme Court ("NMSC") to reconsider and review the NMCA's decision to affirm the Order's abandonment determination. The NMSC agreed to review the NMCA's abandonment determination, and on July 5, 2025, issued a decision upholding the NMCA's findings. The NMSC's decision renders the Order final.

Given the NMSC's decision, we will have to repay for the water sold under preliminary and emergency authorizations. The OSE has indicated they are seeking repayment of approximately 9,600 acre-feet of water. Repayment is customarily made in-kind over a period of time but can take other forms including cash repayment. If we are not able to repay in-kind due to the lack of remaining water rights or logistical constraints, we may need to purchase water to meet this repayment or be subject to a cash repayment. Because of the uncertainty surrounding the timing and the form of repayment, we cannot reasonably estimate the amount of the potential liability and have not recorded a loss contingency in our statement of operations related to this legal matter.

Class Action Claim

On November 6, 2024, we were served with a class action lawsuit filed in federal district court in New Mexico. The suit alleged that Intrepid and Intrepid Potash – New Mexico, LLC violated the New Mexico Minimum Wage Act by failing to properly compensate certain New Mexico underground mine and surface mine workers overtime for specific activities, including putting on and removing personal protective equipment from 2009 to the present. The complaint sought all unpaid wages for these activities for all class members, which was alleged to exceed $5.0 million.

In December 2025, we agreed to pay $4.0 million to settle the matter and to dismiss all current and future claims arising from this matter against us. We have recorded an estimated liability of $4.0 million as of December 31, 2025. The settlement remains subject to customary conditions, including final approval by the court following notice to the putative class and a fairness hearing. There can be no assurance that the court will grant final approval or that appeals will not be filed.

Other Contingent Liabilities

In May 2025, we reported to the State of New Mexico that we had an unpermitted discharge of brine at our HB facility. We have recorded an estimated liability of $2.2 million related to the potential penalties we may incur related to this unpermitted discharge. The State of New Mexico may require us to perform remediation activities related to this incident. Given the nature and location of the discharge, we have recorded an estimated environmental liability of $0.1 million for any required environmental remediation activities based on our estimate of the costs associated with expected required environmental remediation activities. However, our estimate of any required remediation costs related to the unpermitted discharge could change significantly and could have a material adverse effect on our financial condition, results of operations, or cash flows, if we are required to perform more substantial and costly remediation activities than we currently expect to perform.

In 2019, the U.S. Department of the Interior Office of Natural Resources Revenue ("ONRR") completed an audit of federal royalties at our New Mexico facilities covering the years 2012 through 2016 (the "audit period") and issued a "Perform Restructured Accounting and Pay Order" (the "Order"). The most significant of the ONRR's findings related to instances in which adequate supporting documentation was not provided to them for various items ONRR tested during the audit. Since the Order was issued, we worked with the ONRR to address the issues noted from the audit and, in the third quarter of 2025, we paid $3.5 million to the ONRR and the ONRR closed the Order.

As of December 31, 2025, we have estimated contingent liabilities recorded in "Other current liabilities" on the Consolidated Balance Sheets of $7.3 million, mainly related to a proposed settlement for an employment class action lawsuit and to potential penalties related to an unpermitted discharge at our HB facility. As of December 31, 2024, we had estimated contingent liabilities recorded in "Other current liabilities" on the Consolidated Balance Sheets of $4.8 million, mainly related to the potential underpayment of royalties to the U.S. Department of the Interior Office of Natural Resources Revenue ("ONRR") in 2012 to 2016.

Note 16 — FAIR VALUE MEASUREMENTS

We measure our financial assets and liabilities in accordance with Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures.* ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The topic establishes market or observable inputs as the preferred sources of values, followed by assumptions based on hypothetical transactions in the absence of market inputs. The topic also establishes a hierarchy for grouping these assets and liabilities based upon the lowest level of input that is significant to the fair value measurement. The definition of each input is described below:

- Level 1—Quoted prices in active markets for identical assets and liabilities.
- Level 2—Quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3—Significant inputs to the valuation model that are unobservable.

The classification of fair value measurement within the hierarchy is based upon the lowest level of input that is significant to the measurement.

Other financial instruments consist primarily of cash equivalents, accounts receivable, refundable income taxes, accounts payable, accrued liabilities, and, if any, advances under our credit facility. With the exception of investment securities, we believe cost approximates fair value for our financial instruments because of the short-term nature of these instruments.

Cash Equivalents—As of December 31, 2025, and December 31, 2024, we had cash equivalents of $5.9 million and $2.6 million, respectively.

Held-to-Maturity Investments—During the three months ended June 30, 2025, all of our held-to-maturity debt investments matured and as of December 31, 2025, we did not own any debt investment securities. As of December 31, 2024, we owned debt investment securities classified as held-to-maturity because we had the intent and ability to hold these investments to maturity. These held-to-maturity debt investment securities were carried at amortized cost, were recorded in "Short-term investments" on the Consolidated Balance Sheets, and consisted of the following (amounts in thousands):

| | As of December 31, 2024 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term				
Corporate bonds	$ —	$ —	$ —	$ —
Government bonds	989	—	—	989
Total	$ 989	$ —	$ —	$ 989

Investments in Equity Securities—In May 2020, we acquired a non-controlling equity investment in W.D. Von Gonten Laboratories ("WDVGL") for $3.5 million. We initially accounted for this investment as an equity investment without a readily determinable fair value and elected to measure our investment, as permitted by GAAP, at cost plus or minus any adjustments for observable changes in prices resulting from orderly transactions for the identical or a similar investment of the same issuer or impairment.

In July 2022, WDVGL entered into an agreement (the "Purchase Agreement") with National Energy Services Reunited Corporation ("NESR"), a British Virgin Islands corporation headquartered in Houston, Texas. Under the terms of the Purchase Agreement, WDVGL was combined with the consulting business owned by W.D. Von Gonten ("Consulting") to form a new entity, W.D. Von Gonten Engineering, LLC ("Engineering"), and NESR purchased Engineering in a majority stock transaction at an agreed upon selling price. NESR stock received from the sale of Engineering was distributed to investors in WDVGL and Consulting in August 2024.

In February 2023, we received $0.2 million in cash for our investment in WDVGL. Initially, we recorded that cash received as a liability because we were required to return the cash to WDVGL if the sale of Engineering to NESR was not finalized. The sale of Engineering to NESR has since been finalized and the recorded value of our investment in WDVG was reduced to $3.3 million, which is the aggregate cost basis of the 336,773 shares of NESR stock we received in August 2024 related to the sale of WDVGL.

As required by Accounting Standards Codification ("ASC") Topic 321 - *Investments-Equity Securities* ("ASC 321"), equity securities were valued at fair value in the Consolidated Balance Sheet and unrealized gains and losses for investments in equity securities were included in "Other (expense) income" on the Consolidated Statement of Operations. At December 31, 2024, the fair value of our investment in NESR equity securities was $3.0 million and was included in "Long-term investments" on the Consolidated Balance Sheet at December 31, 2024, and the unrealized loss of $0.3 million was included in "Other (expense) income" on the Consolidated Statement of Operations for the year ended December 31, 2024.

In May 2025, we sold all shares of NESR we owned and received proceeds of $2.1 million. When the NESR shares were sold, the fair value of the shares was $2.5 million, and we recorded a realized loss of $0.4 million during the three months ended June 30, 2025. For the year ended December 31, 2025, the total loss (unrealized losses plus realized losses) related to this investment was $0.9 million, which is included in "Other (expense) income" on the Consolidated Statement of Operations.

Equity Method Investments—We are a limited partner with a 16% interest in PEP Ovation, LP ("Ovation") as of December 31, 2025, and 2024. This investment is accounted for under the equity method whereby we recognize our proportional share of the income or loss from our investment in Ovation on a one-quarter lag and is included in "Long-term investments" on the Consolidated Balance Sheets. For the years ended December 31, 2025, and 2024, our proportional share of Ovation's net loss was $0.4 million and $0.3 million, respectively.

Note 17 — EMPLOYEE BENEFITS

401(k) Plan

We maintain a savings plan qualified under Internal Revenue Code Sections 401(a) and 401(k). The 401(k) Plan is available to eligible employees of our consolidated entities. Employees may contribute amounts as allowed by the U.S. Internal Revenue Service to the 401(k) Plan (subject to certain restrictions) in before-tax contributions. In January 2018, we increased the matching contributions on a dollar-for-dollar basis up to a maximum of 5% of the employee's base compensation. Our contributions to the 401(k) Plan in the following periods were (in thousands):

	Contributions	
Year Ended December 31, 2025	$	2,219
Year Ended December 31, 2024	$	2,066
Year Ended December 31, 2023	$	2,057

Note 18 — BUSINESS SEGMENTS

Our operations are organized into three segments: potash, Trio®, and oilfield solutions. The reportable segments are determined by management based on several factors including the types of products and services sold, production processes, markets served and the financial information available for our chief operating decision maker. We evaluate performance based on the gross margins of the respective business segments and do not allocate corporate selling and administrative expenses, among others, to the respective segments. Intersegment sales prices are market-based and are eliminated in the "Other" column. Information for each segment is provided in the tables that follow (in thousands).

Year Ended December 31, 2025	Potash	Trio®	Oilfield Solutions	Other	Consolidated
Sales[1]	$ 139,583	$ 144,463	$ 14,440	$ (158)	$ 298,328
Less: Freight costs	15,617	32,818	—	(158)	48,277
Warehousing and handling costs	6,530	5,685	—	—	12,215
Cost of goods sold	94,776	72,574	11,228	—	178,578
Lower of cost or NRV inventory adjustments	4,442	—	—	—	4,442
Gross Margin	$ 18,218	$ 33,386	$ 3,212	$ —	$ 54,816
Depreciation, depletion, and amortization incurred[2]	$ 31,478	$ 3,353	$ 3,813	$ 1,925	$ 40,569

Year Ended December 31, 2024	Potash	Trio®	Oilfield Solutions	Other	Consolidated
Sales[1]	$ 124,833	$ 105,428	$ 24,685	$ (252)	$ 254,694
Less: Freight costs	13,176	25,841	—	(252)	38,765
Warehousing and handling costs	6,306	5,169	—	—	11,475
Cost of goods sold	83,974	69,980	17,461	—	171,415
Lower of cost or NRV inventory adjustments	3,957	—	—	—	3,957
Gross Margin	$ 17,420	$ 4,438	$ 7,224	$ —	$ 29,082
Depreciation, depletion, and amortization incurred[2]	$ 27,955	$ 3,500	$ 4,431	$ 1,803	$ 37,689

Year Ended December 31, 2023	Potash	Trio®	Oilfield Solutions	Other	Consolidated
Sales[1]	$ 155,920	$ 102,182	$ 21,310	$ (329)	$ 279,083
Less: Freight costs	14,753	23,211	—	(329)	37,635
Warehousing and handling costs	5,957	4,875	—	—	10,832
Cost of goods sold	97,452	74,308	15,518	—	187,278
Lower of cost or NRV inventory adjustments	2,709	3,783	—	—	6,492
Gross Margin (Deficit)	$ 35,049	$ (3,995)	$ 5,792	$ —	$ 36,846
Depreciation, depletion, and amortization incurred[2]	$ 28,378	$ 6,288	$ 3,849	$ 885	$ 39,400

[1] Segment sales include the sales of byproducts generated during the production of potash and Trio®.

[2] Depreciation, depletion, and amortization incurred for potash and Trio® excludes depreciation, depletion, and amortization absorbed in or (relieved from) inventory.

Our Chief Executive Officer is our chief operating decision maker who uses segment gross margins to assess the performance of each segment. Significant components of cost of goods sold are also provided to the chief operating decision maker to further evaluate segment performance and are shown below:

Year Ended December 31, 2025	Potash		Trio®		Oilfield Solutions		Total	
Labor and benefits	$	29,838	$	30,965	$	4,821	$	65,624
Maintenance		7,346		9,959		597		17,902
Utilities and fuel		7,564		4,752		788		13,104
Operating supplies		6,159		10,674		227		17,060
Depreciation		25,292		3,353		3,901		32,546
Other[1]		18,577		12,871		894		32,342
Total cost of goods sold	$	94,776	$	72,574	$	11,228	$	178,578

Year Ended December 31, 2024	Potash		Trio®		Oilfield Solutions		Total	
Labor and benefits	$	25,827	$	31,626	$	4,260	$	61,713
Maintenance		5,861		8,224		1,029		15,114
Utilities and fuel		7,916		4,555		865		13,336
Operating supplies		5,969		8,952		295		15,216
Depreciation		21,808		4,488		4,499		30,795
Other[1]		16,593		12,135		6,513		35,241
Total cost of goods sold	$	83,974	$	69,980	$	17,461	$	171,415

Year Ended December 31, 2023	Potash		Trio®		Oilfield Solutions		Total	
Labor and benefits	$	29,174	$	36,441	$	5,162	$	70,777
Maintenance		7,041		7,719		881		15,641
Utilities and fuel		9,627		7,117		1,085		17,829
Operating supplies		6,977		7,407		494		14,878
Depreciation		26,271		4,741		3,879		34,891
Other[1]		18,362		10,883		4,017		33,262
Total cost of goods sold	$	97,452	$	74,308	$	15,518	$	187,278

[1] Other expense includes property taxes, insurance, royalties, and other miscellaneous expenses.

The following table shows the reconciliation of reportable segment sales to consolidated sales and the reconciliation of segment gross margins to consolidated income before taxes (in thousands):

		Year Ended December 31,				
		2025		**2024**		**2023**
Total sales for reportable segments	$	298,486	$	254,946	$	279,412
Elimination of intersegment sales		(158)		(252)		(329)
Total consolidated sales	$	298,328	$	254,694	$	279,083
Total gross margin for reportable segments		54,816		29,082		36,846
Elimination of intersegment sales		(158)		(252)		(329)
Elimination of intersegment expenses		158		252		329
Unallocated amounts:						
Selling and administrative		36,705		32,966		32,423
Impairment of long-lived assets		1,866		10,708		43,288
(Gain) loss on disposal of assets		(1,175)		1,952		807
Accretion of asset retirement obligation		2,603		2,489		2,140
Other operating income		(4,811)		(5,215)		(1,329)
Other operating expense		8,963		6,040		3,486
Equity in loss/(earnings) of unconsolidated entities		374		299		486
Interest expense, net		232		112		—
Interest income		(2,432)		(1,712)		(298)
Other non-operating expense (income)		762		(45)		(95)
Income (loss) before income taxes	$	11,729	$	(18,512)	$	(44,062)

In each of the last three years ended December 31, 2025, 2024, and 2023, 93%, 94%, and 95%, respectively, of our total sales were sold to customers located in the U.S. All of our long-lived assets are located in the U.S.

Total assets are not presented for each reportable segment as they are not reviewed by, nor otherwise regularly provided to, the chief operating decision maker.

Note 19 — CONCENTRATION OF CREDIT RISK

Credit risk represents the loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk, whether on- or off-balance sheet, that arise from financial instruments exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Our products are marketed for sale into three primary markets. These markets are the agricultural market as a fertilizer, the industrial market as a component in drilling fluids for oil and gas exploration, and the animal feed market as a nutrient. Credit risks associated with the collection of accounts receivable are primarily related to the impact of external factors on our customers. Our customers are distributors and end-users whose creditworthiness and ability to meet their payment obligations will be affected by factors in their industries and markets. Those factors include soil nutrient levels, crop prices, weather, the type of crops planted, changes in diets, growth in population, the amount of land under cultivation, fuel prices and consumption, oil and gas drilling and completion activity, the demand for biofuels, government policy, and the relative value of currencies. Our industrial sales are significantly influenced by oil and gas drilling activity.

In 2025, no customer accounted for 10% or more of our total consolidated revenues. In 2024, and 2023, we had one customer in our potash and Trio® segments that accounted for approximately $25.6 million, and $33.4 million of our total consolidated revenues, respectively. See Item 1A. "Risks Related to Financial Position, Indebtedness and Additional Capital Needs - The loss or substantial decline in revenue from larger customers or certain industries could have a material adverse effect on our revenues, profitability, and liquidity."

We maintain cash accounts with several financial institutions. At times, the balances in the accounts may exceed the $250,000 balance insured by the Federal Deposit Insurance Corporation.

Note 20 — SHARE REPURCHASE PROGRAM

In February 2022, our Board of Directors approved a $35 million share repurchase program. Under the share repurchase program, we may repurchase shares from time to time in the open market or in privately negotiated transactions. The timing, volume and nature of share repurchases, if any, will be at our sole discretion and will be dependent on market conditions, liquidity, applicable securities laws, and other factors. We may suspend or discontinue the share repurchase program at any time.

We made no repurchases of shares of our common stock for the twelve months ended December 31, 2025, 2024, and 2023. In 2022, we repurchased 608,657 shares of our common stock and paid $22.0 million under the share repurchase program.

As of December 31, 2025, we have approximately $13.0 million of remaining availability under the share repurchase program.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

		(In thousands)		
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
For the Year Ended December 31, 2023				
Allowances deducted from assets				
Deferred tax assets - valuation allowance	2,033	1,121	—	3,154
Reserve for parts inventory obsolescence	1,262	509	(856)	915
Allowance for doubtful accounts and other receivables	555	110	—	665
Total allowances deducted from assets	$ 3,850	$ 1,740	$ (856)	$ 4,734
For the Year Ended December 31, 2024				
Allowances deducted from assets				
Deferred tax assets - valuation allowance	3,154	199,006	—	202,160
Reserve for parts inventory obsolescence	915	1,843	(1,521)	1,237
Allowance for doubtful accounts and other receivables	665	120	(630)	155
Total allowances deducted from assets	$ 4,734	$ 200,969	$ (2,151)	$ 203,552
For the Year Ended December 31, 2025				
Allowances deducted from assets				
Deferred tax assets - valuation allowance	202,160	—	(3,264)	198,896
Reserve for parts inventory obsolescence	1,237	2,422	(2,153)	1,506
Allowance for doubtful accounts and other receivables	155	62	(67)	150
Total allowances deducted from assets	$ 203,552	$ 2,484	$ (5,484)	$ 200,552

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures." Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. Our disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures as of December 31, 2025. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025, at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting." Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013.

Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by KPMG LLP, our independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2025, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Intrepid have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B.   OTHER INFORMATION

Rule 10b-5 Trading Disclosure

During the three months ended December 31, 2025, no director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408 of Regulation S-K.

Director Elections

On March 1, 2026, Hugh E. Harvey, Jr. informed the Board that he will not stand for re-election to the Board at the Company's 2026 Annual Meeting of Stockholders (the "Annual Meeting"). Mr. Harvey's decision to not stand for election at the Annual Meeting is for personal reasons and is not a result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Executive Officer Appointment

On March 3, 2026, in connection with a re-evaluation of executive officer roles and duties within the Company, the Board promoted Richard C. Kim, the Company's Vice President of Operations, to be an "executive officer" of the Company as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended, and the Board designated Mr. Kim as principal operating officer for purposes of the rules and regulations of the SEC.

Mr. Kim, age 46, has served as the Company's Vice President of Operations since September 2025. Prior to joining the Company, Mr. Kim was Vice President of Operations at First Bauxite Corporation from December 2024 to August 2025, where he oversaw all mining and processing activities for the company's operations is Guyana, South America. Prior to his tenure at First Bauxite Corporation, Mr. Kim was president of Peerless Resources Management, LLC from July 2021 to August 2025, and held senior leadership roles at Morton Salt, from January 2020 to May 2021, and Paringa Resources Ltd. from July 2014 to October 2019.

There will not be an immediate change in Mr. Kim's compensation as a result of this appointment as principal operating officer. Mr. Kim's current annual base salary is $350,000 with a target bonus of 50% of annual base salary under the Company's cash bonus program, in each case, subject to future adjustment by the Company. Mr. Kim is also entitled to continue to receive equity awards under the Company's Amended and Restated Equity Incentive Plan, and he will continue to participate in the benefit programs generally provided by the Company.

There are no arrangements or understandings between Mr. Kim and any other persons outside of the Company pursuant to which he was selected as an executive officer of the Company. There are no family relationships between Mr. Kim and any director or executive officer of the Company, and there are no transactions between Mr. Kim and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

Change-in-Control Severance Agreements

On March 5, 2026, the Company entered into a Change-in-Control Severance Agreement (a "CIC Severance Agreement") with each of the Company's executive officers (other than its CEO): Matthew Preston, Chief Financial Officer; Christina Sheehan, General Counsel; and Richard Kim, Vice President of Operations. Any change-in-control and severance provisions for our CEO (Kevin Crutchfield) are set forth in his current employment agreement with the Company.

Each CIC Severance Agreement provides that, subject to the executive's executing and not revoking a general release of claims in accordance with the terms of the CIC Severance Agreement, in the event the executive's employment is terminated in an "Involuntary Termination" within 24 months after a "Change in Control" (each term as defined in the CIC Severance Agreement), the executive will be entitled to receive the following: (1) a lump sum cash payment equal to 1.5 times the executive's (A) annual base salary, and (B) target annual bonus/short-term incentive in effect as of the date of termination; (2) a lump sum cash payment equal to an amount equal to the executive's target annual bonus/short-term incentive multiplied by a fraction based on the number of days the executive was employed in the fiscal year in which the date of termination occurs; (3) direct payment (or lump sum cash payment) for monthly premiums for continued COBRA coverage for the executive and the executive's eligible dependents (as applicable) for one year following the date of termination; (4) up to $10,000 for individual outplacement services for one year following the date of termination, and (5) if not specified in the applicable award agreement with respect to treatment on a change in control, accelerated vesting of (A) all outstanding time-vested equity awards in full on the date of termination, and (B) all performance goals under any outstanding performance-based equity awards shall be deemed satisfied at the greater of (x) target, or (y) actual performance, in each case on the date of termination. The CIC Severance Agreement also includes (i) confidentiality restrictions during the executive's employment and thereafter, and (ii) certain non-solicitation restrictions for one year after the date of termination.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the CIC Severance Agreements for each of Mr. Preston, Mr. Kim, and Ms. Sheehan, which are attached as Exhibit 10.19, Exhibit 10.20 and Exhibit 10.21 to this Annual Report, and incorporated by reference herein.

Third Amended and Restated Bylaws

On March 3, 2026, the Board approved an amendment and restatement of the Company's Second Amended and Restated Bylaws (as amended, the "Third Amended Bylaws"), effective immediately. The Third Amended Bylaws were amended solely to reflect certain minor changes for the change in the name of the Nominating, Corporate Governance, Safety, and Sustainability Committee and conforming changes to references of the "Chair of the Board" throughout the Third Amended Bylaws. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Third Amended Bylaws, which is attached as Exhibit 3.4 to this Annual Report, and incorporated by reference herein.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item will be included in the proxy statement for our 2026 annual stockholders' meeting and is incorporated by reference into this Annual Report.

ITEM 11.   EXECUTIVE COMPENSATION

Information required by this item will be included in the proxy statement for our 2026 annual stockholders' meeting and is incorporated by reference into this Annual Report.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item will be included in the proxy statement for our 2026 annual stockholders' meeting and is incorporated by reference into this Annual Report.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item will be included in the proxy statement for our 2026 annual stockholders' meeting and is incorporated by reference into this Annual Report.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item will be included in the proxy statement for our 2026 annual stockholders' meeting and is incorporated by reference into this Annual Report.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements, Financial Statement Schedules and Exhibits

The following are filed as a part of this Annual Report:

(1) Financial Statements

Management's Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm (KPMG LLP, Denver, CO Auditor Firm ID 185)

Consolidated Balance Sheets as of December 31, 2025, and 2024

Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023

Notes to Consolidated Financial Statements

(2) Financial Statement Schedule

Schedule	Schedule Description
Schedule II	Schedule of Valuation and Qualifying Accounts

Schedule II is filed as part of this Annual Report and is set forth immediately following the Notes to the Consolidated Financial Statements referred to above. All other financial statement schedules have been omitted because they are not required, are not applicable, or the information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

The following exhibits are filed or incorporated by reference in this report:

Exhibit Number	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-34025)	
		Form	Filing Date
3.1	Restated Certificate of Incorporation of Intrepid Potash, Inc.	8-K	April 25, 2008
3.2	Certificate of Amendment to Restated Certificate of Incorporation of Intrepid Potash, Inc.	8-K	May 26, 2016
3.3	Certificate of Amendment to Restated Certificate of Incorporation of Intrepid Potash, Inc.	8-K	August 14, 2020
3.4	Third Amended and Restated Bylaws of Intrepid Potash, Inc.	*	
4.1	Description of Registrant's Securities	10-K	March 7, 2023
10.1	Form of Indemnification Agreement with each director and officer	10-K	March 4, 2025
10.2	Registration Rights Agreement, dated as of April 25, 2008, by and among Intrepid Potash, Inc., Harvey Operating & Production Company, Intrepid Production Corporation, and Potash Acquisition, LLC	8-K	May 1, 2008
10.3	Amended and Restated Credit Agreement, dated as of August 1, 2019, by and among Intrepid Potash, Inc., the subsidiaries party thereto, Bank of Montreal, as administrative agent, swing line lender, lead arranger, and book runner, and the lenders party thereto	8-K	August 1, 2019
10.4	First Amended and Restated Credit Agreement, dated as of April 17, 2020, by and among Intrepid Potash, Inc., the subsidiaries party thereto, Bank of Montreal, as administrative agent, swing line lender, lead arranger, and book runner, and the lenders party thereto	8-K	April 23, 2020

10.5	Second Amendment to Amended and Restated Credit Agreement, dated as of August 4, 2022, among Intrepid Potash, Inc., the subsidiaries party thereto, the lenders party thereto, and Bank of Montreal as administrative agent	8-K	August 9, 2022
10.6	Intrepid Potash, Inc. Amended and Restated Equity Incentive Plan+	8-K	May 23, 2022
10.7	Form of Restricted Stock Agreement+	10-K	March 2, 2021
10.8	Form of Stock Option Agreement+	10-K	March 2, 2021
10.9	Form of Restricted Stock Agreement (2024 revision)+	10-K	March 4, 2025
10.10	Form of Performance Restricted Stock Unit Grant Notice+	10-K	March 4, 2025
10.11	Form of Performance Restricted Stock Unit Agreement+	10-K	March 4, 2025
10.12	Intrepid Potash, Inc. Amended and Restated Short-Term Incentive Plan+	8-K	May 26, 2016
10.13	Form of Noncompete Agreement with executives other than Kevin S. Crutchfield+	10-K	February 28, 2017
10.14†#	Cooperative Development Agreement, effective as of February 28, 2011, among Intrepid Potash, Inc., Intrepid Potash-New Mexico, LLC, BOPCO, L.P. and the other parties thereto (as amended prior to the Amendment)	8-K	December 13, 2023
10.15†#	Third Amendment of Cooperative Development Agreement, effective as of January 1, 2024, among Intrepid Potash, Inc., Intrepid Potash-New Mexico, LLC, XTO Holdings, LLC and XTO Delaware Basin, LLC	8-K	December 13, 2023
10.16	Separation Agreement and General Release, dated as of September 30, 2024, by and between Intrepid Potash, Inc. and Louisa Craft Jornayvaz as Guardian and Conservator for and on behalf of Robert P. Jornayvaz III	8-K	October 24, 2024
10.17	Executive Employment Agreement, effective December 2, 2024, between Intrepid Potash, Inc. and Kevin S. Crutchfield.	8-K	December 2, 2024
10.18	Cooperation Agreement dated January 14, 2025, by and among Intrepid Potash, Inc., Clearway Capital Management LLC and other persons and entities listed on Schedule A thereto	8-K	January 15, 2025
10.19	Change-in-Control Severance Agreement, dated March 3, 2026, between Intrepid Potash, Inc. and Matthew Preston+	*	
10.20	Change-in-Control Severance Agreement, dated March 3, 2026, between Intrepid Potash, Inc. and Richard Kim+	*	
10.21	Change-in-Control Severance Agreement, dated March 3, 2026, between Intrepid Potash, Inc. and Christina Sheehan+	*	
19.1	Insider Trading Policy	10-K	March 4, 2025
21.1	List of Subsidiaries	10-K	March 7, 2024
23.1	Consent of KPMG LLP	*	
23.2	Consent of RESPEC LLC	*	
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a)	*	
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a)	*	
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**	
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**	
95.1	Mine Safety Disclosure Exhibit	*	
96.1	Technical Report Summary of the 2025 Estimated Resources and Reserves at Intrepid Potash - New Mexico	*	
96.2	Technical Report Summary of the 2023 Estimated Resources and Reserves at Intrepid Potash - Moab	10-K	March 7, 2024
96.3	Technical Report Summary of the 2025 Estimated Resources and Reserves at Intrepid Potash - Wendover	*	
97.1	Intrepid Potash, Inc. Incentive Compensation Recovery Policy	10-K	March 7, 2024

99.1	Transition Services Agreement, dated as of April 25, 2008, by and between Intrepid Potash, Inc., Intrepid Oil & Gas, LLC, and Intrepid Potash-Moab, LLC	8-K	May 1, 2008
99.2	Extension and Amendment to Transition Services Agreement dated July 14, 2009, to be effective as of April 25, 2009, between Intrepid Potash, Inc. and Intrepid Oil & Gas, LLC	10-Q	August 7, 2009
99.3	Third Amendment to Transition Services Agreement dated March 26, 2010, between Intrepid Potash, Inc. and Intrepid Oil & Gas, LLC	10-Q	May 5, 2010
99.4	Fourth Amendment to Transition Services Agreement dated March 25, 2011, between Intrepid Potash, Inc. and Intrepid Oil and Gas, LLC	10-Q	May 5, 2011
99.5	Sixth Amendment to Transition Services Agreement dated April 3, 2013, between Intrepid Potash, Inc. and Intrepid Oil & Gas, LLC	10-Q	May 2, 2013
99.6	Seventh Amendment to Transition Services Agreement dated March 24, 2015, between Intrepid Potash, Inc. and Intrepid Oil & Gas, LLC	10-Q	April 28, 2015
99.7	Eighth Amendment to Transition Services Agreement dated March 22, 2017, between Intrepid Potash, Inc. and Intrepid Oil & Gas, LLC	10-Q	May 2, 2017
99.8	Ninth Amendment to Transition Services Agreement dated February 20, 2019, between Intrepid Potash, Inc. and Intrepid Oil & Gas, LLC.	10-K	March 12, 2019
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded with the Inline XBRL document	*	
101.SCH	Inline XBRL Taxonomy Extension Schema Document	*	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	*	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*	
104	Cover Page Interactive Date File (embedded within the Inline XBRL document and contained in Exhibit.		

*   Filed herewith

**   Furnished herewith

+   Management contract or compensatory plan or arrangement

†   Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S_K. The Company hereby undertakes to supplementally furnish copies of any omitted schedules and exhibits to the SEC upon request.

\#   Certain portions of the exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K. The omitted information is not material and is the type of information that the registrant treats as private or confidential. The Company hereby undertakes to furnish supplemental copies of the unredacted exhibit upon request by the SEC.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTREPID POTASH, INC.
(Registrant)

March 5, 2026   */s/ Kevin S. Crutchfield*

Kevin S. Crutchfield - Chief Executive Officer
(Principal Executive Officer and Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kevin S. Crutchfield Kevin S. Crutchfield	Chief Executive Officer (Principal Executive Officer) and Director	March 5, 2026
/s/ Matthew D. Preston Matthew D. Preston	Chief Financial Officer (Principal Financial Officer)	March 5, 2026
/s/ Cris Ingold Cris Ingold	Chief Accounting Officer (Principal Accounting Officer)	March 5, 2026
/s/ Barth E. Whitham Barth E. Whitham	Chair of the Board	March 5, 2026
/s/ Gonzalo M. Avendano Gonzalo M. Avendano	Director	March 5, 2026
/s/ Chris A. Elliott Chris A. Elliott	Director	March 5, 2026
/s/ Hugh E. Harvey, Jr. Hugh E. Harvey, Jr.	Director	March 5, 2026
/s/ Lori A. Lancaster Lori A. Lancaster	Director	March 5, 2026
/s/ Mary E. McBride Mary E. McBride	Director	March 5, 2026
/s/ William M. Zisch William M. Zisch	Director	March 5, 2026